                                                      Filed Pursuant to
                                                      Rule 424(b)(1)
                                                      Reg No. 333-76899

PROSPECTUS

                                3,750,000 Shares

                                     [LOGO]

                                  Common Stock

    This is an initial public offering of shares of common stock of HealthGate Data Corp. Prior to this offering, there has been no public market for our shares.

    Our common stock has been approved for trading and quotation on the Nasdaq National Market under the symbol "HGAT."

    Our business involves significant risks. These risks are described under the caption "Risk Factors" beginning on page 10.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                                                              Per Share         Total
Public offering price.......................................  $11.00            $41,250,000
Underwriting discounts and commissions......................  $ 0.77            $ 2,887,500
Proceeds, before expenses, to HealthGate....................  $10.23            $38,362,500

    The underwriters may also purchase up to an additional 562,500 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

    The underwriters expect to deliver the shares against payment in New York, New York on January 31, 2000.

                             ---------------------

SG COWEN

            PRUDENTIAL VOLPE TECHNOLOGY
                        a unit of Prudential Securities

                                                         WARBURG DILLON READ LLC

January 25, 2000

[The inside cover contains pictures of our www.healthgate.com Web site and co-branded CHOICE Web sites and other pages displaying our content, technology and advertising and sponsorship opportunities.]

                               TABLE OF CONTENTS

                                         Page                                           Page
Prospectus Summary.....................     5  Management.............................    69
Risk Factors...........................    10  Certain Transactions...................    76
Use of Proceeds........................    27  Principal Stockholders.................    79
Dividend Policy........................    27  Description of Capital Stock...........    81
Capitalization.........................    28  Shares Eligible for Future Sale........    84
Dilution...............................    29  Underwriting...........................    88
Selected Consolidated Financial Data...    30  Legal Matters..........................    90
Management's Discussion and Analysis of        Experts................................    90
  Financial Condition and Results of           Where You Can Find More Information....    90
  Operations...........................    33  Consolidated Financial Statements......   F-1
Business...............................    46

                             ---------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                             ---------------------

    UNTIL FEBRUARY 19, 2000, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

    WE HAVE REGISTERED THE TRADEMARKS "HEALTHGATE," "HEALTHGATE DATA," "CHOICE," "MEDGATE," "READER" AND THE HEALTHGATE LOGO IN THE UNITED STATES AND HAVE FILED A TRADEMARK REGISTRATION APPLICATION FOR "ACTIVEPRESS" IN THE UNITED STATES. ALL OTHER TRADEMARKS, SERVICE MARKS OR TRADE NAMES REFERRED TO IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS ONLY A SUMMARY. YOU SHOULD CAREFULLY READ THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. OUR BUSINESS INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 10. UNLESS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS HAS BEEN ADJUSTED TO REFLECT A 3.966 -FOR-1 STOCK SPLIT WHICH WAS EFFECTED ON DECEMBER 23, 1999 AND ASSUMES (1) THE CONVERSION OF ALL OUTSTANDING SHARES OF OUR PREFERRED STOCK INTO 7,530,556 SHARES OF COMMON STOCK UPON THE CLOSING OF THIS OFFERING; (2) THE ISSUANCE AND SALE OF 795,454 SHARES OF COMMON STOCK, BASED ON AN $8.75 MILLION INVESTMENT AT A PURCHASE PRICE PER SHARE OF $11.00, IN A PRIVATE PLACEMENT THAT WILL CLOSE CONCURRENTLY WITH THE CLOSING OF THIS OFFERING; AND (3) NO EXERCISE BY THE UNDERWRITERS OF THE OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    HealthGate is an Internet provider of reliable, objective, comprehensive and up-to-date healthcare information helping physicians and other healthcare professionals, patients and health-conscious consumers make better informed healthcare decisions. We have aggregated and developed what we believe are the most extensive health and medical libraries of any online provider, currently totaling approximately 27 million different pages of health and medical information from approximately 300 sources representing 27 independent content providers. In November 1999, our users viewed approximately 4.1 million content pages on our own Web sites.

    Given the depth and breadth of our content, we provide healthcare information to a wide range of online users. We facilitate user-friendly access to our content libraries by segmenting them into collections for professionals, patients and consumers. Content from any collection is available to any type of user under a variety of pricing structures, including free access, per transaction fee access and subscription. Our online library targeted to physicians and other healthcare professionals includes internationally recognized journals such as the NEW ENGLAND JOURNAL OF MEDICINE, bibliographic databases such as MEDLINE, handbooks such as the Drug Information Handbook, decision support materials such as the Poisoning and Toxicology Compendium and Continuing Medical Education programs from the Boston University School of Medicine and Professional Postgraduate Services. Our patient focused online library includes patient education materials such as a series of over 3,000 patient education brochures published by the Clinical Reference Systems division of Access Health. We have also created "Healthy Living" Webzines, a proprietary series of consumer health magazines distributed exclusively through the Web, and have produced Wellness Centers, which are compilations of selected information from our online libraries for consumers, on 100 of the most prevalent illnesses, diseases and medical conditions.

    We adapt and integrate this diverse content through our internally developed software programs, which include our proprietary ReADER-Registered Trademark-natural language searching software, designed to facilitate the search and retrieval of relevant information in response to each user's searching needs. In addition, our activePress-TM- service uses our technology to provide text conversion and Web site development and hosting services for traditional print publishers.

    We distribute our content through a network of proprietary and affiliated Web sites that comprise the HealthGate Network. The HealthGate Network includes:

    - our own Web sites, www.healthgate.com in the United States and www.healthgate.co.uk in the United Kingdom;

    - customized, co-branded CHOICE-Registered Trademark- Web sites for institutions, principally hospitals, and businesses, which carry both HealthGate's and the entity's name, are designed as a seamless component of the entity's own Web site and, for certain institutions and businesses, complement the healthcare information, products and services they already offer or sell through their own Web sites; and

    - other co-branded third party Web sites to which we provide our proprietary and licensed content, including the Medical Journal Databases area of www.intelihealth.com.

    To further broaden the HealthGate Network, we have established a Web portal alliance with Snap! LLC, which is wholly owned by NBC Internet, Inc. Following our payment of the $10.3 million cash component of our first year fees to Snap with a portion of the proceeds of this offering, Snap will feature us on its www.snap.com Web portal site as the anchor tenant, or most prominent provider of healthcare information, for seven of the major content areas of Snap's Health Channel. Snap's Health Channel, which is the area on the www.snap.com Web site to which users are linked when they click on the word "Health" on the Snap Web Directory, will also contain a link to a co-branded Snap/ HealthGate Web site which will be jointly developed by HealthGate and Snap.

    We have established marketing and distribution affiliations with Columbia Information Systems, a subsidiary of Columbia/HCA Healthcare Corporation, GE Medical Systems, the medical diagnostic equipment and services division of General Electric Company and Data General Corporation, an information technology and services company recently acquired by EMC Corporation. Columbia Information Systems may provide up to 280 customized co-branded CHOICE Web sites to hospitals and other health affiliates of Columbia/HCA Healthcare. GE Medical Systems and Data General Corporation serve as value added resellers of versions of our CHOICE Web site product to their target hospital and health institution customers.

    Subject specific Web sites dedicated to healthcare are one of the most popular segments of the Internet. A July 1999 research report published by Cyber Dialogue, Inc., an industry research firm, estimates that approximately
25 million adults in the United States search online for health and medical information, a number which Cyber Dialogue projects will grow to approximately 30 million in 2000. We believe that with our extensive content libraries and distribution network we are positioned to capture a leading share of the online health audience as this industry continues to grow.

    Our strategy includes the following key elements:

    - providing leading healthcare content and technology;

    - expanding the HealthGate Network;

    - continuing to build the HealthGate brand;

    - broadening the range of offered products and services;

    - pursuing acquisitions and additional strategic affiliations; and

    - continuing to grow internationally.

    We currently generate revenue from the following activities:

    - providing content to third party Web sites;

    - providing our activePress Web publishing services to traditional print publishers;

    - offering banner advertising and sponsorship of discrete portions of our content libraries to pharmaceutical companies, other healthcare advertisers and other businesses and organizations;

    - participating in electronic commerce opportunities, also known as e-commerce, including selling articles from full-text journals, monthly online subscriptions and medical text books; and

    - developing co-branded CHOICE Web sites for hospitals and other institutions, and distributing content through these CHOICE Web sites.

    For the nine months ended September 30, 1999, the above activities generated approximately 33%, 32%, 20%, 10% and 5%, respectively, of our total revenue.

    We are incorporated under the laws of the State of Delaware and our executive offices are located at 25 Corporate Drive, Suite 310, Burlington, Massachusetts 01803. Our telephone number is (781) 685-4000.

                                  RISK FACTORS

    An investment in our business involves significant risks. We urge you to carefully read the section entitled "Risk Factors" beginning on page 10 of this prospectus, which more fully describes the risks listed below and other risks facing us, before making an investment decision.

    - Our business model is unproven, and we operate in the highly competitive and rapidly evolving Internet industry.

    - We have a history of significant losses. For the nine months ended September 30, 1999, we lost approximately $10.5 million and as of September 30, 1999, we had an accumulated deficit of approximately $29.3 million. We also anticipate incurring losses, which may be substantial, for the foreseeable future.

    - We have received a report from our independent accountants containing an explanatory paragraph stating that our historical losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern.

    - We must effectively manage the rapid growth of our business to be successful.

    - In June 1999 we received a letter from our independent accountants, which discussed a material weakness in our internal controls related to revenue recognition. This issue resulted in the restatement of our unaudited financial statements for the three months ended March 31, 1999. We have implemented additional financial and management controls and procedures to address this issue.

                                  THE OFFERING

Common stock we are offering......................  3,750,000 shares

Common stock to be outstanding after this
offering..........................................  17,295,260 shares

Underwriters' over-allotment option...............  562,500 shares

Use of proceeds...................................  To pay $10,250,000 in first year fees to
                                                    Snap in connection with our strategic
                                                    alliance agreement with Snap, to repay
                                                    $2,000,000 of outstanding indebtedness,
                                                    and for general corporate purposes,
                                                    including working capital. See "Use of
                                                    Proceeds."

Nasdaq National Market symbol.....................  HGAT

    The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares outstanding on January 1, 2000. This number does not take into account 2,552,183 shares of our common stock subject to options outstanding under our stock option plans or other option agreements at January 1, 2000, with a weighted average exercise price of $4.48 per share. This number also does not take into account outstanding warrants to purchase 477,546 shares of our common stock at January 1, 2000, with a weighted average exercise price of $.13 per share, a warrant to purchase 1,189,800 shares of our common stock with an exercise price of $3.46 per share (subject to adjustment in certain circumstances), which we issued on June 17, 1999, and a warrant to purchase 1,941,035 shares of our common stock with an exercise price per share equal to the initial public offering price (subject to adjustment), which we issued on November 2, 1999. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance.

                                                                                 NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                               ------------------------------   --------------------
                                                 1996       1997       1998       1998        1999
                                               --------   --------   --------   ---------   --------
                                                                                    (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenue..............................  $   408    $ 1,285    $ 2,434    $  1,845    $  1,736
  Total costs and expenses...................    3,120      3,820      4,975       3,424      11,884
  Loss from operations.......................   (2,712)    (2,535)    (2,541)     (1,579)    (10,148)
  Net loss...................................   (2,726)    (2,541)    (2,878)     (1,761)    (10,466)
  Preferred stock dividends and accretion of
    preferred stock to redemption value......     (264)      (540)      (594)       (446)     (8,393)
  Net loss attributable to common
    stockholders.............................   (2,990)    (3,081)    (3,472)     (2,207)    (18,859)
  Basic and diluted net loss per share
    attributable to common stockholders......  $  (.66)   $  (.68)   $  (.76)   $   (.49)   $  (4.14)
  Shares used in computing basic and diluted
    net loss per share attributable to common
    stockholders.............................    4,543      4,543      4,548       4,547       4,559
  Unaudited pro forma basic and diluted net
    loss per share...........................                        $  (.31)               $   (.95)
  Shares used in computing unaudited pro
    forma basic and diluted net loss per
    share....................................                          9,220                  10,968

    The following table contains a summary of our balance sheet at September 30, 1999:

    - on an actual basis;

    - on a pro forma basis to reflect the issuance of 500,000 shares of common stock to Snap for a value of $4.5 million on November 3, 1999 in exchange for anticipated services to be provided to us by Snap in the first year of our strategic alliance agreement with Snap and Xoom.com; and

    - on a pro forma as adjusted basis to additionally reflect (a) the sale of 3,750,000 shares of common stock offered hereby at an initial public offering price per share of $11.00, (b) the private sale of $8.75 million of common stock at a purchase price per share of $11.00, (c) the conversion of all outstanding shares of redeemable convertible preferred stock into 7,530,556 shares of common stock, and (d) the repayment of a long-term note payable of $2,000,000 with proceeds from the offering.

                                                                         (UNAUDITED)
                                                                      SEPTEMBER 30, 1999
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $    808   $    808      $43,246
  Working capital (deficit).................................    (3,088)    (3,088)      39,350
  Total assets..............................................    12,093     16,593       59,031
  Long-term debt and capital lease obligations..............     1,855      1,855          362
  Redeemable convertible preferred stock....................    15,283     15,283           --
  Common stock and other stockholders' equity (deficit).....    (9,937)    (5,437)      53,776

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE THOSE THAT WE CURRENTLY BELIEVE MAY MATERIALLY AFFECT OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT OUR COMPANY.

    THIS PROSPECTUS ALSO CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND HAVE RECENTLY INTRODUCED NEW SERVICES WHICH MAKES AN EVALUATION OF OUR BUSINESS BASED ON PAST OPERATING RESULTS DIFFICULT.

    We have been in business since February 1994, but we did not generate revenue until January 1996. Through December 31, 1996, the majority of our activities were related to development of products and services, exploration of different sales and marketing channels, the build-up of hardware and software infrastructure to support our www.healthgate.com Web site and the establishment of the business, operations and financing of our company. Since 1997, we have introduced new services and experienced significant growth in our operating revenue relative to prior periods. Therefore, our historical financial information is of limited value in evaluating our future operating results. An investor in our common stock must consider the risks, expenses and difficulties frequently encountered by companies in the early stages of development, especially companies in a rapidly changing market like the market for Internet services.

WE HAVE A HISTORY OF LOSSES, WE EXPECT THAT LOSSES WILL CONTINUE FOR THE FORESEEABLE FUTURE AND OUR INDEPENDENT ACCOUNTANTS HAVE EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

    We have lost money in every period since we started our business and we had an accumulated deficit of approximately $10.5 million as of December 31, 1998 and $29.3 million as of September 30, 1999. We plan to invest heavily to continue to develop and expand our content libraries, to market our CHOICE Web sites, to attract traffic to our Web sites at www.healthgate.com and www.healthgate.co.uk, to increase our customer base, to upgrade our technology, to expand internationally and to continue to build the HealthGate brand. As a result, we expect to continue to lose money for the foreseeable future. We can not assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. We have received a report from our independent accountants containing an explanatory paragraph stating that our historical losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern. We will need to successfully complete this offering or successfully execute our alternative financing and operational plans to eliminate this uncertainty.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY WHICH MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK IN A MANNER UNRELATED TO OUR LONG-TERM PERFORMANCE.

    We expect our quarterly revenue, expenses and operating results to fluctuate significantly in the future, which could affect the market price of our common stock in a manner unrelated to our long-term operating performance. Quarterly fluctuations could result from a number of factors, including:

    - the amount and timing of costs to expand our operations;

    - addition of new content providers or changes in our relationships with our most important content providers, which may require more expenditures in the early stages of these relationships;

    - the level of usage of the HealthGate Network which could impact, among other things, recognition of revenue in connection with advertising and sponsorship sales that are tied to the number of times advertisement or sponsorship banners are displayed to users;

    - seasonality of spending by the advertising industry, which is generally lower in the first and third calendar quarters; and

    - the amount and timing of expenses required to integrate operations and technologies from acquisitions, joint ventures or other business combinations or investments.

    We expect to increase the level of activity and spending in our operations, particularly in sales and marketing and research and development. We base our expense levels in part upon our expectations concerning future revenue and these expense levels are predominantly fixed in the short-term. If we have lower revenue than expected, we may not be able to reduce our spending in the short-term in response. Any shortfall in revenue would have a direct impact on our results of operations. In this event, the price of our common stock may fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NON-CASH EXPENSES RELATED TO RECENTLY ISSUED WARRANTS AND STOCK WILL ADVERSELY AFFECT FUTURE OPERATING RESULTS.

    In the fiscal quarter ending June 30, 1999, we started amortizing as an expense over a 12 month period the $10.3 million value of a warrant we issued to General Electric Company in June 1999 in connection with our development and distribution agreement with GE Medical Systems, a division of General Electric. The value of this warrant was determined at the time of issuance using the Black-Scholes option pricing model. The exercise price was adjusted from $9.49 to $3.46 per share on January 1, 2000, as a result of which its fair value increased by approximately $1.2 million. This incremental value will be amortized over the remaining term of the development and distribution agreement. The value of this warrant may be further adjusted on the effective dates of certain events defined in this warrant should any of these events occur.

    In addition, beginning in the fiscal quarter ending December 31, 1999, we began amortizing as an expense over a three-year period the fair value of a warrant that we issued to CIS Holdings Inc. in connection with our marketing and reseller agreement with Columbia Information Systems. Based on the initial public offering price, we expect the fair value of this warrant to be approximately $13.5 million, calculated using the Black-Scholes option pricing model. In addition, beginning in the fiscal quarter ending March 31, 2000, we expect to begin recognizing as an expense over a one-year period the fair value of the common stock that we issued to Snap in connection with our strategic alliance. The value of these shares was $4.5 million at the time of issuance.

    Assuming the co-branded Snap/HealthGate Web site is launched on March 1, 2000, we expect the total non-cash expense associated with these recently issued warrants and the common stock issued to Snap to be approximately $14.3 million for fiscal 2000. The non-cash expenses associated with these warrants and the common stock issued to Snap will have an adverse effect on our operating results and may cause the market price of our common stock to fall. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution."

OUR BUSINESS PROSPECTS WILL SUFFER IF WE ARE NOT ABLE TO SUCCESSFULLY BUILD RECOGNITION FOR THE HEALTHGATE BRAND.

    We believe that increasing awareness of the HealthGate brand is important to our ability to attract additional users, customers, advertisers, sponsors and strategic partners. We believe the importance of brand recognition will increase in the future as the number of Web sites providing healthcare information products and services increases. We plan to allocate significant resources to develop and build brand recognition by expanding the reach of the HealthGate Network, primarily through increasing the number of CHOICE Web sites, promoting these CHOICE Web sites and our own Web sites and through our alliance with Snap and Xoom.com. However, we can not assure you that our efforts to build brand awareness will be successful.

OUR AGREEMENT WITH SNAP REQUIRES A SIGNIFICANT OUTLAY OF CASH AND THE SUCCESS OF OUR BUSINESS WILL DEPEND IN PART ON THE SUCCESS OF OUR STRATEGIC ALLIANCE WITH SNAP.

    We have agreed to pay Snap a minimum of $10.3 million for the first twelve months of our strategic alliance and a minimum of $15.0 million in each of the following two years to promote our name, our www.healthgate.com Web site, our enterprise-based CHOICE Web sites and our other products and services. We have also agreed to pay Snap up to an additional $5.0 million in the first year, $10.0 million in the second year and $15.0 million in the third year of the agreement if Snap delivers more than a minimum number of click-throughs to the co-branded Snap/HealthGate Web site in the respective years. If our strategic alliance with Snap does not lead to a significant increase in our sales of advertising and sponsorship and in sales of products and services offered through the co-branded Snap/HealthGate Web site and throughout the HealthGate Network, our business, results of operations and financial condition may be materially, adversely affected. In addition, if our strategic alliance with Snap is terminated by Snap for a material breach by us, we have agreed to pay Snap 55% of the fees due to Snap under the agreement for the remaining term of the agreement, which could also have a material adverse effect on our business, results of operations and financial condition.

WE FACE INTENSE COMPETITION IN PROVIDING OUR INTERNET-BASED HEALTHCARE INFORMATION PRODUCTS AND SERVICES AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990s, the number of Web sites on the Internet competing for users' attention has proliferated with no substantial barriers to entry. There are more than 15,000 Web sites offering users healthcare content, products and services, and we expect that competition will continue to grow. With low barriers to entry in a relatively new and rapidly evolving industry, the types of entities against which we compete, directly and indirectly, for subscribers, consumers, content and service providers, advertisers, sponsors and acquisition candidates is broad. Presently, our competitors include the following types of companies:

    - publishers and distributors of traditional print media targeted to healthcare professionals, patients and health-conscious consumers, many of which have established or may establish their own Web sites;

    - large healthcare information systems companies, such as McKesson HBOC and Shared Medical Systems;

    - online services or Web sites targeted to the healthcare industry generally, such as Healtheon/ WebMD, Medscape, InteliHealth, OnHealth and drkoop.com;

    - public sector and non-profit Web sites that provide healthcare information without advertising or commercial sponsorships, such as the National Library of Medicine and the American Medical Association;

    - Web sites, such as Yahoo!, America Online and Lycos, which provide access to healthcare related information and services; and

    - vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging.

    Many of our competitors enjoy significant competitive advantages including: greater resources that can be devoted to the development, promotion and sale of their products and services; longer operating histories; greater brand recognition; and larger customer bases.

    We also compete with other Web sites, traditional print media and other sources of healthcare information for a share of total advertising budgets. If advertisers perceive the Internet or the HealthGate Network to be limited or ineffective advertising media, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on the HealthGate Network. See "Business--Competition."

OUR BUSINESS IS EXPANDING RAPIDLY AND OUR BUSINESS PROSPECTS MAY SUFFER IF WE ARE NOT ABLE TO EFFECTIVELY MANAGE THE GROWTH OF OUR OPERATIONS AND SUCCESSFULLY INTEGRATE RECENT ADDITIONS TO OUR SENIOR MANAGEMENT TEAM.

    Since we began our business in 1994, we have significantly expanded our operations over a short period of time. We have grown from three employees at the end of 1994 to 87 full-time employees as of December 31, 1999, and we expect to add a significant number of additional personnel in the near future. Several members of our senior management joined us in 1999, including Mary B. Miller, our Chief Financial Officer, and Richard J. Fecher, our Vice President of Sales. We believe the successful integration of our senior management will be critical to our ability to effectively manage our growth. Our rapid growth has placed a substantial strain on our management, operational and financial resources and systems. Our future success will depend in large part on our ability to implement, improve and effectively utilize our operational, management, marketing and financial resources and systems and train and manage our employees. We can not guarantee that our management team will be able to effectively manage the growth of our operations or that our systems, procedures and controls will be adequate to support our expanding operations.

WE HAVE HAD TO RESTATE OUR FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 1999 AND IF WE ARE NOT ABLE TO MONITOR AND FOLLOW OUR NEWLY IMPLEMENTED INTERNAL CONTROLS, OUR BUSINESS PROSPECTS AND THE PRICE OF OUR COMMON STOCK MAY SUFFER.

    On June 30, 1999, we received a letter from our independent accountants which discussed a material weakness in our internal controls related to revenue recognition. This material weakness resulted in the restatement of our unaudited financial statements for the three months ended March 31, 1999 to reverse $82,000 of revenue, as discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section. The letter emphasized the need for a clearly defined, formal revenue accounting model for the contracts underlying each type of transaction that generates revenue for us. In addition, the letter emphasized the need for ongoing and proper communication among our financial, operational and sales personnel and between us and our independent accountants regarding key terms and conditions relating to our contractual relationships. We have implemented additional financial and management policies and procedures which we believe will address these concerns. These controls and procedures will require continued monitoring and updating as our business continues to evolve. If we are unsuccessful in following or monitoring these internal controls and procedures, we may not be able to accurately report our financial condition or our results of operations. If we are unable to accurately report financial information, we could be subject to, among other things, fines, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects and the price of our common stock.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH AND ACQUISITION
STRATEGY.

    Key elements of our growth strategy include making acquisitions of, or significant investments in, complementary companies, products or technologies to increase our content libraries, technological capabilities and customer base and entering into other strategic affiliations. To date, we have not made any major acquisitions or investments. For our acquisition strategy to be successful, we will need to identify content sources, technologies and businesses that are complementary to ours, integrate disparate technologies and corporate cultures and possibly manage a geographically dispersed company. We may also lose key employees while integrating any new companies. For these reasons, we may not be successful in integrating any acquired businesses or technologies and may not achieve anticipated revenue and cost benefits. Simultaneously pursuing acquisitions, strategic affiliations and other elements of our growth strategy could be expensive, time consuming and may strain our resources. If we are not successful in implementing our growth and acquisition strategy, our business, results of operations and the market price of our common stock could be adversely affected.

    In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could adversely affect our results of operations and the market price of our common stock.

COMPETITION FOR HIGHLY-SKILLED PERSONNEL IS INTENSE AND THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

    Our performance depends on the continued services and performance of our executive officers and key employees, including William S. Reece, our President, Chief Executive Officer and Chairman of the Board, Mary B. Miller, our Chief Financial Officer and Treasurer, Mark A. Israel, our Chief Technology Officer, Richard J. Fecher, our Vice President of Sales, and Rick Lawson, our Vice President of Content and Secretary. We maintain key person life insurance payable to us on Mr. Reece in the amount of $1 million. We do not maintain key person life insurance policies on any other officers or employees. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, editorial, marketing and customer service personnel. Competition for highly-skilled personnel is intense. In particular, skilled technical employees are highly sought after in the Boston area, and we can not guarantee that we will be able to attract or retain these employees.

THE SUCCESS OF OUR BUSINESS WILL DEPEND ON OUR ABILITY TO SELL ADVERTISING ON THE HEALTHGATE NETWORK.

    We derived approximately 20% of our revenue in the nine months ended September 30, 1999 from the sale of general and targeted banner advertising, including barter revenue, and sponsorships of discrete topic areas on the HealthGate Network, compared to 28% of our revenue in the nine months ended September 30, 1998 and 27% of our revenue in the year ended December 31, 1998. In general, barter revenue has been decreasing as a percentage of revenue. Barter advertising revenue was $73,000 or 4% of total revenue for the nine months ended September 30, 1999 compared to $350,000 or 19% of total revenue for the nine months ended September 30, 1998 and $436,000 or 18% of total revenue for the year ended December 31, 1998. We anticipate that barter revenue will continue to decrease as a percentage of total revenue in the future. Barter revenue is not a source of cash available to fund our operations. Under our sponsorship arrangements, a sponsor's name or a message selected by the sponsor is included on each page of the topic area together with a click-through link to the sponsor's Web site.

    Our future success depends on our ability to generate and increase revenue from advertising and sponsorship which will depend on a number of factors, including:

    - the development of the Internet as an advertising medium;

    - the amount of traffic on the HealthGate Network and the number of registered and unique users of our content; and

    - our ability to achieve and demonstrate registered and unique user demographic characteristics that are attractive to sponsors and advertisers.

    Most of our advertisements to date have been displayed on our own Web sites and have been sold on the basis of the number of impressions, or times that an advertisement appears in page views downloaded by users, rather than on the number of click-throughs, or user requests for additional information made by clicking on the advertisement. We can not guarantee that our advertising customers will accept our internal and third party measurements of these impressions received by advertisements on the HealthGate Network, or that these measurements will be free from errors. If we are unable to accurately measure these impressions or have our advertising customers accept these measurements, advertisers may not be willing to buy advertising space from us. In addition, there are currently a variety of pricing models for selling advertising on the Internet. It is difficult to predict which model, if any, will emerge as the industry standard. This uncertainty makes it difficult to project our future advertising rates and revenue that we may generate from advertising.

THE SUCCESS OF OUR BUSINESS WILL DEPEND ON OUR ABILITY TO SELL A SUBSTANTIAL NUMBER OF CO-BRANDED CHOICE WEB SITES.

    A key element of our strategy is to expand the HealthGate Network by establishing co-branded CHOICE Web sites. We commercially introduced our CHOICE Web site product in early 1999 and as of January 21, 2000 had delivered 91 CHOICE Web sites to enterprise clients, including 34 to Columbia Information Systems.

    Under our CHOICE Web site arrangements, we are paid a fee for developing, implementing and hosting a CHOICE Web site for our customer. In addition, the arrangements typically provide the opportunity for us to place third party advertising and sponsorship on the customer's CHOICE Web site. We collect the fees for this advertising and sponsorship from the third party and pay a commission to the customer. However, as part of our agreements with 14 of our initial CHOICE customers, we have guaranteed that we will pay minimum advertising and sponsorship commissions to these customers in amounts approximately equal to the fees paid to us by the customer for the initial term of their CHOICE agreements and, in a few cases, in amounts that exceed those fees. We are obligated to pay these guaranteed commissions to the customer, generally on a quarterly basis, regardless of whether or not we have actually sold any advertising or sponsorship on the CHOICE Web site. The initial terms of these agreements generally range from one to three years. We have entered into these types of arrangements for promotional purposes to establish our CHOICE Web site product but have discontinued the use of these arrangements as a standard practice. However, we can not assure you that we will not use this or a similar type of promotion in the future.

    For those CHOICE Web sites for which we have guaranteed advertising and sponsorship commissions, we do not recognize revenue unless the guaranteed commissions are less than the fee for developing, implementing and hosting paid to us. Any excess of fees paid to us over guaranteed commissions is recognized as revenue ratably over the term of the agreement. If the advertising and sponsorship commissions that we guarantee to the customer exceed the fees paid to us, we recognize the excess as expense upon signing the agreement. As we sell advertising or sponsorship on these CHOICE Web sites to third parties, we will recognize advertising revenue from these CHOICE Web sites. For those CHOICE Web sites for which we do not guarantee advertising and sponsorship commissions, we recognize as revenue the fee paid to us by the customer ratably over the term of the agreement. To date, we have sold advertising or sponsorship on only five CHOICE Web sites, four of which are part of the initial 14 CHOICE Web sites for which we have guaranteed to pay minimum advertising and sponsorship commissions. We cannot guarantee that we will be successful in selling advertising or sponsorship on these or additional sites in the future.

    Our CHOICE product is relatively new and unproven and we can not assure you that we will be able to sell additional CHOICE products without advertising and sponsorship guarantees or without lowering the price of the product. Our CHOICE product is an important part of our business model and if we are unable to sell a substantial number of CHOICE Web sites, our business prospects, results of operations and the market price of our common stock could be materially adversely affected.

THE PERFORMANCE OF OUR WEB SITES AND COMPUTER SYSTEMS IS CRITICAL TO OUR BUSINESS AND OUR BUSINESS WILL SUFFER IF WE EXPERIENCE SYSTEM FAILURES.

    The performance of our Web sites and computer systems is critical to our reputation and ability to attract and retain users, customers, advertisers and subscribers. We provide products and services based on sophisticated computer and telecommunications software and systems, which often experience development delays and may contain undetected errors or failures when introduced into our existing systems. Although we have only experienced one minor unscheduled service interruption of approximately four hours since the beginning of 1998, we can not guarantee that we will not experience more significant service interruptions in the future. We are also dependent upon Web browsers and Internet service providers to provide Internet users access to our Web sites. Many of them have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures. For example, on August 7, 1996, a major Internet service provider experienced a service outage of over 20 hours. We also depend on certain information providers to deliver information and data feeds to us on a timely basis. Our Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. System errors or failures that cause a significant interruption, for example, 24 hours or more, in the availability of our content or an increase in response time on our Web sites could cause us to lose potential or existing users, customers, advertisers or subscribers and could result in damage to our reputation and brand name or a decline in our stock price.

    Given our reliance on our own and third party computer and telecommunications software and systems, any of the following occurrences could cause response time delays or system failures on our Web sites:

    - a sudden and significant increase in the number of users of our Web sites;

    - any failure or delay in the transmission or receipt of downloads from our content providers;

    - any disruption in our Internet access through our third party Internet service providers;

    - any failure of our third party Internet service providers to handle higher volumes of users; and

    - fire, hurricanes, power loss, break-ins, computer viruses and other events beyond our control.

    In March 1999, we entered into a one year Internet Data Center Services Agreement with Exodus Communications, Inc. to house all of our central computer facility servers at Exodus's Internet Data Center in Waltham, Massachusetts. We do not presently maintain fully redundant systems at separate locations, so our operations depend on Exodus's ability to protect the systems in its data center against damage from fire, power loss, water damage, telecommunications failure, vandalism and similar events. Although Exodus provides comprehensive facilities management services, including human and technical monitoring of all production servers, Exodus does not guarantee that our Internet access will be uninterrupted, error-free or secure. We have also developed a disaster recovery plan to respond to system failures. We can not guarantee that our disaster recovery plan is capable of being implemented successfully, if at all. Finally, we maintain property insurance for our equipment, but do not maintain business interruption insurance. We can not guarantee that our insurance will be adequate to compensate us for all losses that may occur as a result of any system failure.

WE RETAIN CONFIDENTIAL CUSTOMER INFORMATION IN OUR DATABASE AND IF WE FAIL TO PROTECT THIS INFORMATION AGAINST SECURITY BREACHES WE MAY LOSE CUSTOMERS.

    We retain confidential customer information in our database. Therefore, it is critical that our facilities and infrastructure remain secure and that they are perceived by consumers to be secure. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. A material security breach could damage our reputation or result in liability to us. We believe that maintaining the trust of our customers is important for us to be able to grow our business and, therefore, we believe that any damage to our reputation or liability arising from one or more security breaches could adversely affect our business, results of operations and the market price of our common stock.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH AND SUCH ADDITIONAL FINANCING MAY NOT BE AVAILABLE TO US.

    We expect that the net proceeds from this offering, combined with our current cash resources, will be sufficient to meet our requirements for at least the next 12 months. However, as we continue our efforts to grow our business in the rapidly changing and highly competitive market for Internet-based healthcare products and services, we may need to raise additional financing to support expansion, develop new or enhanced products and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated business opportunities. In addition, as a result of our recent strategic alliance with Snap, we have substantial financial commitments to Snap over the next three years. If this strategic alliance does not lead to a significant increase in our sales of advertising and sponsorship and in sales of products and services offered through the co-branded Snap/HealthGate Web site and throughout the HealthGate Network, we may need to raise more capital sooner than we had originally anticipated. We may need to raise additional funds by selling debt or equity securities, by entering into strategic relationships or through other arrangements. We may be unable to raise any additional amounts on reasonable terms when they are needed. Any additional equity financing may cause investors to experience dilution, and any additional debt financing may result in restrictions on our operations or our ability to pay dividends in the future.

OUR BUSINESS PROSPECTS MAY SUFFER IF WE ARE NOT ABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL DEVELOPMENTS IN THE INTERNET INDUSTRY.

    The Internet industry is characterized by rapid technological developments, evolving industry standards, changes in user and customer requirements and frequent new service and product introductions and enhancements. The introduction of new technology or the emergence of new industry standards and practices could render our systems and, in turn, our products and services, obsolete and unmarketable or require us to make significant unanticipated investments in research and development to upgrade our systems in order to maintain the marketability of our products. To be successful, we must continue to license or develop leading technology, enhance our existing products and services and respond to emerging industry standards and practices on a timely and cost-effective basis. If we are unable to successfully respond to these developments, particularly in light of the rapid technological changes in the Internet industry generally and the highly competitive market in which we operate, our business, results of operations and the market price of our common stock could be adversely affected.

THE YEAR 2000 PROBLEM COULD SIGNIFICANTLY DISRUPT OUR OPERATIONS, CAUSING A DECLINE IN CASH FLOW AND REVENUE AND OTHER DIFFICULTIES.

    Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these Year 2000 requirements. Our business is dependent on the operation of numerous systems that could potentially be impacted by Year 2000 related problems.

    We have completed internal assessments of our Year 2000 readiness, with an emphasis on our operating and administrative systems and the proprietary software systems and third party software and hardware we use to deliver services to our customers, and are not aware of any Year 2000 problems that could reasonably be expected to have a material adverse effect on our business. As of January 15, 2000, we have not experienced any Year 2000 related problems. Many of our vendors of material software, hardware and services have indicated that the products we use are currently Year 2000 compliant. However, we can not guarantee that we have identified or will identify all Year 2000 compliance problems in our infrastructure that may require substantial revisions and fixes. Also, despite our testing and reviews, we may experience Year 2000 problems related to the third party software, hardware or other systems on which we are reliant, and any of these problems may be time consuming or expensive to fix.

    We believe that the most reasonably likely worst case scenario would result in a prolonged Internet, telecommunications or electrical failure which would affect our ability to meet our commitments to our customers or decrease the use of the Internet, thus preventing our users from accessing our services. We have given a warranty in our activePress agreements with Blackwell Science and our CHOICE Web site agreement with Columbia Information Systems that our applications and services are Year 2000 compliant. If our applications and services fail to be Year 2000 compliant, these agreements could be terminated or we could be liable for damages, either of which could have a material adverse effect on our business. In addition, the purchasing patterns of customers or potential customers may be affected by Year 2000 questions, and any significant delays in purchasing decisions could also affect us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance Readiness Disclosure."

WE MAY BE SUBJECT TO LIABILITY FOR INFORMATION RETRIEVED FROM OUR WEB SITE.

    As a publisher and distributor of online information, we may be subject to third party claims for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of information supplied on our Web sites. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online service providers in the past. We could be subject to liability with respect to content that may be accessible through our Web sites or third party Web sites linked from our Web sites. For example, claims could be made against us if material deemed inappropriate for viewing by children could be accessed through our Web sites or if a professional, patient or consumer relies on healthcare information accessed through our Web sites to their detriment. Even if any of the kinds of claims described above do not result in liability to us, we could incur significant costs in investigating and defending against them and in implementing measures to reduce our exposure to this kind of liability. Our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

WE DEPEND ON OUR CONTENT PROVIDERS, AS THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO PROVIDE A COMPREHENSIVE LIBRARY OF HEALTHCARE INFORMATION.

    With the exception of our Healthy Living series of Webzines, we license all of our content from third parties. With a few exceptions, these licenses are generally non-exclusive, have an initial term of one year and are renewable. In addition, a significant number of these licenses permit cancellation by the content provider upon 30 to 90 days notice. We can not guarantee that we will be able to continue to license our present content or sufficient additional content to provide a diverse and comprehensive library. In the future, we may not be able to license content at reasonable cost. In addition, one or more of our publishers or other content providers may grant one of our competitors an exclusive arrangement with respect to a significant database or periodical, or elect to compete directly against us by making its content exclusively available through its own Web site. Presently, we believe it would be difficult to replace the NEW ENGLAND JOURNAL OF MEDICINE and the journals made available by Blackwell Science with other journals of the same reputation. These sources are committed to us through April 2001 and December 2001, respectively, but if either of them chooses not to renew the agreements they have with us, our business could be adversely affected because the quality of our content is important in attracting online users, advertisers and CHOICE customers.

WE RELY ON OUR WEB-BASED MAGAZINES TO INCREASE TRAFFIC ON OUR WEB SITES.

    A key element of our strategy involves our continued development of our Healthy Living series of consumer oriented Webzines. Articles for our Webzines are written by freelance medical writers who we engage to write specific articles. If these medical writers and our editorial board are not successful in producing articles for our Webzines that are topical, informative and timely, we may fail to attract a significant number of users to our Web sites. Without substantial traffic on our Web sites, we will be severely hindered in selling advertising on our Web pages and in building the brand name recognition we believe is necessary to be competitive.

THE MAJORITY OF OUR REVENUE HAS HISTORICALLY BEEN DERIVED FROM A FEW CUSTOMERS AND THE LOSS OF ANY OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS.

    Historically, we have generated a substantial portion of our revenue from a few customers. For the nine months ended September 30, 1999, two customers, Blackwell Science, one of our largest stockholders, and WebMD, accounted for 33%, and 12%, respectively, of our total revenue. For the year ended
December 31, 1998, Blackwell Science and WebMD accounted for 44% and 18%, respectively of our total revenue. We expect to continue to generate a substantial portion of our revenue in the near future from these customers and the loss of either of them could adversely affect our business. Our most recent agreement with Blackwell Science runs through December 2001. Our agreement with WebMD was subject to renewal on October 30, 1999. We have contacted WebMD concerning the terms of the annual renewal of the agreement, and we are continuing to provide content to WebMD under the same terms as provided under our earlier agreement. We can not assure you that we will be able to reach mutually agreeable terms of renewal with WebMD, and, if we do not, WebMD may terminate the agreement. Because WebMD represented 12% of our total revenue for the nine months ended September 30, 1999, the loss of WebMD as a customer will have a material adverse effect on our business and results of operations.

OUR RELATIONSHIP WITH BLACKWELL SCIENCE, GENERAL ELECTRIC, SNAP AND COLUMBIA INFORMATION SYSTEMS MAY GIVE RISE TO CONFLICTS OF INTEREST AND, ON A COMBINED BASIS, THESE ENTITIES WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER HEALTHGATE.

    Blackwell Science and its affiliates will beneficially own approximately 11.9% of our outstanding common stock after this offering and Blackwell Science and its affiliates are our largest customer, accounting for approximately 33% of our revenue for the nine months ended September 30, 1999 and 44% of our revenue for the year ended December 31, 1998. Because Blackwell Science and its affiliates are significant customers and stockholders, our relationship with them could give rise to conflicts of interest. In the event we expand in Europe or into Asia, we have agreed to negotiate in good faith with Blackwell Science to determine in what manner Blackwell Science may serve as our primary strategic alliance partner in connection with such expansion.

    General Electric is expected to beneficially own approximately 20.0% of our outstanding common stock after this offering, including 1,189,800 shares issuable under a warrant. In addition, NBC Internet is expected to beneficially own approximately 5.5% of our outstanding common stock after this offering, including 500,000 shares of our common stock owned by Snap, a wholly-owned subsidiary of NBC Internet. National Broadcasting Company, a subsidiary of General Electric, owned as of November 30, 1999, a 47.3% interest in NBC Internet,

    We have entered into a development and distribution agreement with GE Medical Systems, an operating division of General Electric, pursuant to which GE Medical Systems has an exclusive worldwide right to sell GE Medical Systems branded enhanced CHOICE Web sites to hospitals and other patient care facilities and the exclusive right to sell our standard CHOICE Web site product to a select group of hospitals and other patient care facilities. We have also entered into a strategic alliance with Snap. Because General Electric and Snap are both strategic affiliates and stockholders, our relationship with them could give rise to conflicts of interest.

    After this offering, Columbia/HCA Healthcare Corporation, through its indirect, wholly-owned subsidiary CIS Holdings, Inc., will beneficially own approximately 10.1% of our outstanding common stock, based on the 1,941,035 shares issuable under the warrant we issued to CIS Holdings. We have also entered into a development agreement and a marketing and reseller agreement with Columbia Information Systems, which is also an indirect wholly-owned subsidiary of Columbia/HCA. Because Columbia/HCA is both a strategic affiliate and the beneficial owner of a significant percentage of our stock, our relationship with them could give rise to conflicts of interest.

    Blackwell Science, General Electric, Snap and Columbia/HCA may influence the terms on which we do business with them in the future or the terms on which we do business with other providers of healthcare products and services who compete with them.

    Furthermore, after this offering Blackwell Science, General Electric, NBC Internet and Columbia/ HCA, together with their respective affiliates, will beneficially own approximately 42.3% of our common stock, including shares issuable under warrants. If these entities act together, they will be able to significantly influence the management and affairs of HealthGate and will have the ability to control most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing an acquisition of HealthGate and may adversely affect the market price of our common stock. See "Principal Stockholders."

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.

    We regard our trademarks, service marks, copyrights, trade secrets and similar intellectual property as important to our business, and we rely upon trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, strategic partners and others to protect our rights in this property. We have registered our "HealthGate," "HealthGate Data," "CHOICE," "MedGate," "ReADER" and our HealthGate logo trademarks in the U.S. and we have pending a U.S. application for our "activePress" trademark. Effective trademark, copyright and trade secret protection may not be available in every country in which our products and services are distributed or made available through the Internet. Therefore, we can not guarantee that the steps we have taken to protect our proprietary rights will be adequate to prevent infringement or misappropriation by third parties or will be adequate under the laws of some foreign countries which may not protect HealthGate's proprietary rights to the same extent as do the laws of the United States.

    It is possible that other businesses will adopt product or service names similar to ours. This may hinder our ability to build brand identity and possibly lead to customer confusion. In the future, we may have to litigate against these businesses and others to enforce and protect our trademarks, service marks, trade secrets, copyrights and other intellectual property rights. Any enforcement litigation would divert management resources and be expensive and may not effectively protect our intellectual property.

    Although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated a patent or infringed a copyright, trademark or other proprietary rights belonging to them. These claims, even if they are without merit, could result in our spending a significant amount of time and money to dispose of them. In July 1999, we received a letter from TechSearch L.L.C. claiming ownership of a patent that claims exclusive rights to all electronic methods of on-demand remote retrieval of graphic and audiovisual information. The letter asserted that the use of our Web site, www.healthgate.com, infringes the patent. In the letter, TechSearch offered to license the patent perpetually and retroactively to us for a one-time fee of between $50,000 and $150,000 depending upon the number of "hits" per day on our web site. We are currently investigating this matter. At this time, however we are unable to predict its outcome.

    We license almost all of our content from third parties. Under most of our license agreements, the licensor has agreed to defend and indemnify us for losses with respect to third-party claims that the licensed content infringes third-party proprietary rights. However, we can not assure you that these provisions will be adequate to protect us from infringement claims.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO CONTINUE TO LICENSE SOFTWARE THAT IS NECESSARY FOR THE DEVELOPMENT OF PRODUCT AND SERVICE ENHANCEMENTS.

    We rely on a variety of technologies that are licensed from third parties, including our database software and Internet server software, which is used in our Web sites to perform key functions. These third party licenses may not be available to us on commercially reasonable terms in the future. The loss of or inability to maintain any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed.

                         RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS PROSPECTS DEPEND ON THE CONTINUED GROWTH IN USE OF THE INTERNET.

    We believe that our future success will require the continued development and widespread acceptance of the Internet and online services as a medium for obtaining and distributing healthcare and medical information. Internet use is at an early stage of development and may be inhibited by a number of factors, such as:

    - Internet infrastructure which is not able to support the demands placed on it, or its performance and reliability declining as usage increases;

    - security concerns with respect to transmission over the Internet of confidential information, such as credit card numbers;

    - privacy concerns; and

    - governmental regulation.

OUR BUSINESS PROSPECTS ARE UNCERTAIN, AS THE MARKET FOR ONLINE HEALTHCARE INFORMATION AND SERVICES IS STILL DEVELOPING.

    The online healthcare information market is in the early stages of development, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced competing products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Therefore, it is difficult to predict with any assurance the size of the market for online healthcare information or its growth rate. We can not guarantee that physicians, hospitals and other healthcare providers and consumers will view obtaining healthcare information through the Internet as an acceptable way to address their healthcare information needs.

OUR BUSINESS PROSPECTS DEPEND ON THE USE OF THE INTERNET AS AN ADVERTISING
MEDIUM.

    Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Internet-based advertising. Therefore, it is too early to know whether advertisers or advertising agencies will be persuaded to allocate portions of their budgets to Internet-based advertising or, if so persuaded, whether they will find Internet-based advertising to be an effective means of promoting their products and services relative to traditional print and broadcast media. Acceptance of the Internet among advertisers and advertising agencies will depend, to a large extent, on the level of use of the Internet by consumers and upon growth in the commercial use of the Internet, neither of which has yet been proven.

    There is intense competition for advertising revenue on high-traffic Web sites which has resulted in significant price competition. Currently, there are a variety of pricing models for selling advertising on the Internet. Several of the most popular pricing models are based on the number of impressions or click-throughs, the duration over which an advertisement is displayed or the number of keywords to which the advertisement will be linked. It is difficult to predict which, if any, will emerge as the industry standard. This uncertainty makes it difficult to project our future advertising rates and revenue that we may generate from advertising. In addition, filter software programs that limit or prevent advertising from being delivered to a Web users' computers are available. It is unclear whether this type of software will become widely accepted. However, if it does, it would negatively affect Internet-based advertising, as advertisers will be less likely to advertise on the Internet if they have no assurance they will reach their desired audience.

GOVERNMENT REGULATION OF THE INTERNET MAY RESULT IN INCREASED COSTS OF USING THE INTERNET WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

    Currently, there are a number of laws that regulate communications or commerce on the Internet. Several telecommunications carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. Regulation of this type, if imposed, could substantially increase the cost of communicating on the Internet and adversely affect our business, results of operations and the market price of our common stock.

PRIVACY-RELATED REGULATION OF THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS.

    Internet user privacy has become an issue both in the United States and abroad. The Federal Trade Commission and government agencies in some states and countries have been investigating certain Internet companies regarding their use of personal information. Any regulations imposed to protect the privacy of Internet users may affect the way in which we currently collect and use personal information.

    The European Union (EU) has adopted a directive that imposes restrictions on the collection and use of personal data, guaranteeing citizens of EU member states certain rights, including the right of access to their data, the right to know where the data originated and the right to recourse in the event of unlawful processing. We can not assure you that this directive will not adversely affect our activities in EU member states.

    As is typical with most Web sites, our Web sites place certain information (cookies) on a user's hard drive without the user's knowledge or consent. This technology enables Web site operators to target specific users with a particular advertisement and to limit the frequency with which a user is shown a particular advertisement. Some currently available Internet browsers allow users to modify their browser settings to remove cookies at any time or to prevent cookies from being stored on their hard drives. In addition, some Internet commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. If this technology is reduced or limited, the Internet may become less attractive to advertisers and sponsors.

    A feature of our own Web sites includes the retention of personal information about our users. We have a stringent privacy policy covering this information. However, if third parties were able to penetrate our network security and gain access to, or otherwise misappropriate, our users' personal information, we could be subject to liability. Such liability could include claims for misuses of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if any regulator chooses to investigate our privacy practices.

TAX TREATMENT OF COMPANIES ENGAGED IN INTERNET COMMERCE MAY ADVERSELY AFFECT THE INTERNET INDUSTRY AND OUR COMPANY.

    Tax authorities on the federal, state, and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, income and other taxes. A recently passed federal law places a temporary moratorium on certain types of taxation on Internet commerce. We can not predict the effect of current attempts at taxing or regulating commerce over the Internet. It is also possible that the governments of other states and foreign countries also might attempt to regulate our transmission of content on our Web sites and throughout the rest of the HealthGate Network. Any new legislation, regulation or application or interpretation of existing laws would likely increase our cost of doing business and may adversely affect our results of operations and the market price of our common stock.

WE MAY BE SUBJECT TO LIABILITY FOR CLAIMS THAT THE DISTRIBUTION OF MEDICAL INFORMATION TO CONSUMERS CONSTITUTES PRACTICING MEDICINE OVER THE INTERNET.

    States and other licensing and accrediting authorities prohibit the unlicensed practice of medicine. We do not believe that our publication and distribution of healthcare information online constitutes practicing medicine. However, we can not guarantee that one or more states or other governmental bodies will not assert claims contrary to our belief. Any claims of this nature could result in our spending a significant amount of time and money to defend and dispose of them.

                         RISKS RELATED TO THIS OFFERING

BECAUSE WE ARE AN INTERNET BASED COMPANY, OUR COMMON STOCK PRICE MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

    The stock market in general, and the market for technology and Internet related companies in particular, has experienced extreme price and volume fluctuations, in particular over the last 12 months. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the market. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

    - changes in the market valuations of other Internet or online service companies;

    - actual or anticipated quarterly fluctuations in our operating results;

    - changes in expectations of future financial performance or changes in estimates of securities analysts;

    - announcements of technological innovations;

    - announcements relating to strategic relationships, acquisitions or industry consolidation;

    - customer relationship developments; and

    - conditions affecting the Internet or healthcare industries.

VOLATILITY OF OUR COMMON STOCK PRICE MAY EXPOSE US TO SECURITIES LITIGATION.

    In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. Due to the extreme price and volume fluctuations historically experienced by Internet related stocks, particularly over the last 12 months, we may be particularly susceptible to this kind of litigation. If this were to happen to us, litigation would be expensive and would divert management's attention from then-existing business operations. In addition, any litigation that resulted in liability against us could adversely affect our business, financial condition and the market price of our common stock.

OUR MANAGEMENT HAS BROAD DISCRETION IN SPENDING THE PROCEEDS OF THIS OFFERING AND MAY DO SO IN WAYS WITH WHICH OUR STOCKHOLDERS DISAGREE.

    Other than the repayment of approximately $2.0 million of outstanding indebtedness under a subordinated term loan and the payment of $10.3 million to Snap due in the first year of our strategic alliance agreement, we have no specific plans for the remainder of the net proceeds of this offering. We intend to use the remainder of the net proceeds for general corporate purposes, including working capital, expansion of our sales and marketing efforts, content development and licensing, and advertising and brand promotion. We may also use a portion of the proceeds for the acquisition of or investment in companies, technologies or assets that complement our business. However, we have not determined the amounts we plan to expend in any of these areas or the timing of these expenditures. Consequently, our board of directors and management will have significant flexibility in using the net proceeds of this offering. Because of the number and variability of factors that determine our use of the net proceeds of this offering, we cannot assure you that such uses will not vary from our current intentions or that stockholders will agree with the uses we have chosen. See "Use of Proceeds."

INVESTORS WILL INCUR IMMEDIATE DILUTION.

    The initial offering price of our common stock is substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. If you purchase common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of the common stock from the price you pay for common stock. At the initial public offering price of $11.00 per share, you will experience a net tangible book value dilution per share of $8.56. We also have a large number of outstanding stock options and warrants to purchase the common stock with exercise prices significantly below the estimated initial public offering price of the common stock. To the extent that these options and warrants are exercised, there will be further dilution. See "Dilution."

OUR OFFICERS, DIRECTORS AND THEIR AFFILIATED ENTITIES WILL HAVE SIGNIFICANT CONTROL OF HEALTHGATE AFTER THIS OFFERING.

    After this offering, our officers and directors will own approximately 20.9% of our outstanding common stock. In addition, one of our directors is also an Executive Director of Blackwell Science which will own approximately 11.7% of our outstanding common stock. If our officers, directors and their affiliated entities act together, they will be able to significantly influence the management and affairs of HealthGate and will have the ability to control most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing an acquisition of HealthGate and may adversely affect the market price of our common stock. See "Principal Stockholders."

OUR CERTIFICATE OF INCORPORATION AND BYLAWS INCLUDE ANTI-TAKEOVER PROVISIONS WHICH MAY DETER OR PREVENT A TAKEOVER ATTEMPT.

    Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. See "Description of Capital Stock--Anti-takeover Effects of Provisions of the Restated Charter and Restated Bylaws." These provisions include:

    STAGGERED BOARD OF DIRECTORS. Our board of directors is divided into three classes serving terms currently expiring in 2000, 2001 and 2002 and directors may only be removed for cause. These provisions may limit the ability of holders of common stock to remove our board of directors through a proxy contest.

    STOCKHOLDER PROPOSALS. Our stockholders must give advance notice, generally 60 days prior to the relevant meeting, for stockholder nominations of candidates for our board of directors and for certain other business to be conducted at any stockholders' meeting. This limitation on stockholder proposals could inhibit a change of control by delaying action on any proposed change in control until the annual meeting of stockholders.

    PREFERRED STOCK. Our certificate of incorporation authorizes our board of directors to issue up to 10 million shares of preferred stock having such rights as may be designated by our board of directors, without shareholder approval. This issuance of preferred stock could inhibit a change in control by making it more difficult to acquire the majority of our voting stock.

    DELAWARE ANTITAKEOVER STATUTE. The Delaware corporation law restricts certain business combinations with interested stockholders upon their acquiring 15% or more of our common stock. This statute may have the effect of inhibiting a non-negotiated merger or other business combination.

FUTURE SALES OF LARGE AMOUNTS OF OUR COMMON STOCK HELD BY EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT OUR STOCK PRICE.

    The market price for our common stock could fall substantially if our stockholders sell large amounts of our common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity related securities if we need to do so in the future to address then-existing financing needs. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law requiring the registration or exemption from registration in connection with the sale of securities. In addition, sales of our common stock are restricted by lock-up agreements that we, our directors and officers and most of our existing stockholders have entered into with the underwriters. The lock-up agreements restrict us, our directors and officers and substantially all of our existing stockholders, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. SG Cowen Securities Corporation may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

    After this offering, we will have 17,295,260 outstanding shares of common stock. These shares will become eligible for sale in the public market as follows:

NUMBER OF SHARES              DATE ELIGIBLE FOR PUBLIC RESALE
----------------              -------------------------------
                   4,031,766  Date of this prospectus (includes the 3,750,000 shares sold in this offering)

                  12,413,706  180 days after the date of this prospectus

                     849,788 At various times thereafter, subject to applicable holding period requirements

    We intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our stock option plan not before 30 days after the closing of this offering. We expect these additional registration statements to become effective immediately upon filing. In addition, upon completion of this offering and the conversion of our outstanding preferred stock into common stock, which will happen upon the completion of this offering, the holders of approximately 8,826,010 shares of our common stock will have the right to require us to register their shares for sale to the public. Substantially all of these shares are subject to the 180-day lock-up, described above. If these holders cause a large number of shares to be registered and sold in the public market, our stock price could fall. See "Shares Eligible for Future Sale."

WE HAVE NO INTENTION TO PAY DIVIDENDS ON OUR COMMON STOCK.

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of the 3,750,000 shares of common stock in this offering will be approximately $35.8 million ($41.5 million if the underwriters' over-allotment option is exercised in full), at the initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. The principal reasons for this offering are to provide working capital, to create a public market for our common stock and to facilitate our future access to public capital markets.

    We expect to use $10,250,000 of the net proceeds of this offering to pay the first year fees due to Snap under our strategic alliance agreement with Snap. We have also agreed to pay Snap up to an additional $5.0 million in the first year if Snap delivers more than a minimum number of click-throughs to the co-branded Snap/HealthGate Web site and would expect to use a portion of the net proceeds to pay this additional fee.

    We expect to use $2,000,000 of the net proceeds of this offering to repay all of the indebtedness outstanding under a subordinated note. This note bears interest at the fixed rate of 13% per year and is scheduled to mature on March 26, 2003.

    We expect to use the remainder of the net proceeds of this offering for general corporate purposes, including working capital, but we have no current plan for the amounts we may spend on any specific aspect of our business or the timing of these expenditures. We may also use a portion of the proceeds for the acquisition of or investment in companies, technologies or assets that complement our business. However, we have no present understandings, commitments or agreements with respect to any potential acquisitions or investments. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending these uses, we intend to invest the net proceeds of this offering in short term, investment grade, interest bearing instruments.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business and, therefore, do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of HealthGate (1) on an actual basis at September 30, 1999, (2) on a pro forma basis at September 30, 1999 to reflect the issuance of 500,000 shares of common stock to Snap in November 1999, and (3) on a pro forma as adjusted basis at September 30, 1999 to additionally reflect (a) the sale of 3,750,000 shares of common stock offered hereby at an initial public offering price per share of $11.00, (b) the private sale of $8.75 million of common stock at a purchase price per share price of $11.00, (c) the conversion of all outstanding shares of redeemable convertible preferred stock into 7,530,556 shares of common stock, and (d) the repayment of a long-term note payable of $2,000,000 with proceeds from this offering. This information should be read in conjunction with HealthGate's financial statements and related notes appearing elsewhere in this prospectus.

                                                                     (UNAUDITED)
                                                                  SEPTEMBER 30, 1999
                                                      ------------------------------------------
                                                                                     PRO FORMA
                                                         ACTUAL       PRO FORMA     AS ADJUSTED
                                                      ------------   ------------   ------------
Long-term portion of capital lease obligations......  $    362,145   $    362,145   $    362,145
Long-term note payable..............................     1,493,264      1,493,264             --
                                                      ------------   ------------   ------------
    Total note payable and long-term capital lease
      obligations...................................     1,855,409      1,855,409        362,145
                                                      ------------   ------------   ------------
Redeemable convertible preferred stock, $.01 par
 value:
    Series A--1,000 shares authorized, issued and
      outstanding actual and pro forma; none issued
      or outstanding pro forma as adjusted..........       717,800        717,800             --
    Series B--1,000 shares authorized, issued and
      outstanding actual and pro forma; none issued
      or outstanding pro forma as adjusted..........     2,177,876      2,177,876             --
    Series C--1,000 shares authorized, issued and
      outstanding actual and pro forma; none issued
      or outstanding pro forma as adjusted..........     1,308,596      1,308,596             --
    Series D--1,667 shares authorized, issued and
      outstanding actual and pro forma; none issued
      or outstanding pro forma as adjusted..........     3,131,283      3,131,283             --
    Series E--720,757 shares authorized, issued and
      outstanding actual and pro forma; none issued
      or outstanding pro forma as adjusted..........     7,947,137      7,947,137             --
                                                      ------------   ------------   ------------
      Total redeemable convertible preferred
        stock.......................................    15,282,692     15,282,692             --
                                                      ------------   ------------   ------------

Common stock and other stockholders' equity
 (deficit):
    Common stock, $.01 par value: 20,000,000 shares
      authorized actual and pro forma, 100,000,000
      shares authorized pro forma as adjusted;
      4,568,412 shares issued and outstanding
      actual, 5,068,412 shares issued and
      outstanding pro forma, and 17,144,422 shares
      issued and outstanding pro forma as
      adjusted......................................        45,684         50,684        171,444

Additional paid-in capital..........................    21,135,729     25,630,729     85,230,655
Accumulated deficit.................................   (29,320,470)   (29,320,470)   (29,827,206)
Deferred compensation...............................    (1,798,415)    (1,798,415)    (1,798,415)
                                                      ------------   ------------   ------------
      Total common stock and other stockholders'
        equity (deficit)............................    (9,937,472)    (5,437,472)    53,776,478
                                                      ------------   ------------   ------------
      Total capitalization..........................  $  7,200,629   $ 11,700,629   $ 54,138,623
                                                      ============   ============   ============

                                    DILUTION

    The pro forma net tangible book value of HealthGate as of September 30, 1999 was $(2,014,000), or $(.16) per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the issuance of 500,000 shares of common stock to Snap in November 1999 and the conversion of all outstanding preferred stock into 7,530,556 shares of common stock upon the closing of this offering.

    After giving effect to the sale of 3,750,000 shares of common stock we are offering at an initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses, and reflecting the net proceeds of a private sale of $8.75 million of common stock at a purchase price per share of $11.00, HealthGate's pro forma net tangible book value as of September 30, 1999 would have been approximately
$41.9 million, or $2.44 per share. This represents an immediate increase in pro forma net tangible book value of $2.60 per share to existing stockholders and an immediate dilution of $8.56 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this dilution:

Initial public offering price per share.....................              $11.00
  Pro forma net tangible book value per share at
    September 30, 1999......................................   $(.16)
  Increase attributable to the offering.....................    2.60
                                                               -----
Pro forma net tangible book value per share after the
 offering...................................................                2.44
                                                                          ------
Net tangible book value dilution per share to new investors
 in the offering............................................              $ 8.56
                                                                          ======

    The following table summarizes, as of September 30, 1999, on the pro forma basis described above, the total number of shares and consideration paid to HealthGate and the average price per share paid by the existing stockholders and by new investors purchasing shares of common stock in this offering at an initial public offering price of $11.00 per share and in a concurrent private sale at a purchase price per share of $11.00.

                                               SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                             ---------------------   ----------------------     PRICE
                                               NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                             ----------   --------   -----------   --------   ---------
Existing Stockholders......................  12,598,968     73.5%    $17,219,351     25.6%     $ 1.37
New Investors..............................   4,545,454     26.5%     49,999,994     74.4%      11.00
                                             ----------    -----     -----------    -----      ------
      Totals...............................  17,144,422    100.0%    $67,219,345    100.0%     $ 3.92
                                             ==========    =====     ===========    =====      ======

    This discussion and table assumes no exercise of options outstanding under HealthGate's stock option plans. As of January 1, 2000, there were options outstanding to purchase a total of 2,552,183 shares of common stock at a weighted average exercise price of $4.48 per share. As of January 1, 2000, there were outstanding warrants to purchase 477,546 shares of our common stock with a weighted average exercise price of $.13 per share, a warrant to purchase 1,189,800 shares of our common stock with an exercise price of $3.46 per share (subject to adjustment), and a warrant to purchase 1,941,035 shares of our common stock with an exercise price per share equal to the initial public offering price (subject to adjustment). To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998, are derived from, and qualified by reference to, our audited financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception (February 8, 1994) through December 31, 1994 and for year ended December 31, 1995, and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from our audited financial statements that do not appear in this prospectus. The selected financial data as of September 30, 1999, and for the nine months ended September 30, 1998 and 1999, are derived from unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements which appear elsewhere in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

    Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance.

                                    PERIOD FROM
                                     INCEPTION
                                 (FEBRUARY 8, 1994)                                                    (UNAUDITED)
                                      THROUGH                                                       NINE MONTHS ENDED
                                    DECEMBER 31,               YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                 ------------------   -----------------------------------------   ---------------------
                                        1994            1995       1996       1997       1998       1998        1999
                                 ------------------   --------   --------   --------   --------   ---------   ---------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
 Total revenue.................        $   --          $    1    $   408    $ 1,285    $ 2,434     $ 1,845    $  1,736
                                       ------          ------    -------    -------    -------     -------    --------
 Cost and expenses:
    Cost of revenue............            --              15        492        912      1,181         822       1,446
    Research and development...            12             447        980        891      1,450         897       3,053
    Sales and marketing........            --              98      1,080      1,496      1,414       1,033       5,718
    General and
      administrative...........            27             252        568        521        930         672       1,667
                                       ------          ------    -------    -------    -------     -------    --------
      Total costs and
        expenses...............            39             812      3,120      3,820      4,975       3,424      11,884
                                       ------          ------    -------    -------    -------     -------    --------
 Loss from operations..........           (39)           (811)    (2,712)    (2,535)    (2,541)     (1,579)    (10,148)
                                       ------          ------    -------    -------    -------     -------    --------
 Interest and other expense....           (--)             (4)       (14)        (6)      (337)       (182)       (318)
                                       ------          ------    -------    -------    -------     -------    --------
 Net loss......................           (39)           (815)    (2,726)    (2,541)    (2,878)     (1,761)    (10,466)
 Preferred stock dividends and
   accretion of preferred stock
   to redemption value.........           (--)            (65)      (264)      (540)      (594)       (446)     (8,393)
                                       ------          ------    -------    -------    -------     -------    --------

 Net loss attributable to
   common stockholders.........        $  (39)         $ (880)   $(2,990)   $(3,081)   $(3,472)    $(2,207)   $(18,859)
                                       ======          ======    =======    =======    =======     =======    ========

 Basic and diluted net loss per
   share attributable to common
   stockholders................        $ (.01)         $ (.20)   $  (.66)   $  (.68)   $  (.76)    $  (.49)   $  (4.14)

 Shares used in computing basic
   and diluted net loss per
   share attributable to common
   stockholders................         4,011           4,300      4,543      4,543      4,548       4,547       4,559

 Unaudited pro forma basic and
   diluted net loss per
   share.......................                                                        $  (.31)               $   (.95)

 Shares used in computing
   unaudited pro forma basic
   and diluted net loss per
   share.......................                                                          9,220                  10,968

    The following table contains a summary of our balance sheet:

    - on an actual basis at December 31, 1994, 1995, 1996, 1997 and 1998 and September 30, 1999;

    - on a pro forma basis at September 30, 1999 to reflect the issuance of 500,000 shares of common stock to Snap with a value of $4.5 million in November 1999 in exchange for anticipated services to be provided to us by Snap in the first year of our strategic alliance agreement with Snap; and

    - on a pro forma as adjusted basis at September 30, 1999 to additionally reflect (a) the sale of 3,750,000 shares of common stock offered hereby at an initial public offering price per share of $11.00, (b) the private sale of $8.75 million of common stock at a purchase price per share of $11.00,
      (c) the conversion of all outstanding shares of redeemable convertible preferred stock into 7,530,556 shares of common stock, and (d) the repayment of a long-term note payable of $2,000,000 with proceeds from this offering.

                                                                                                   (UNAUDITED)
                                                     DECEMBER 31,                               SEPTEMBER 30, 1999
                                 ----------------------------------------------------   ----------------------------------
                                                                                                                PRO FORMA
                                   1994       1995       1996       1997       1998      ACTUAL    PRO FORMA   AS ADJUSTED
                                 --------   --------   --------   --------   --------   --------   ---------   -----------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
DATA:
  Cash and cash equivalents....   $   4      $  105    $ 1,156    $    29    $   961    $    808   $    808      $43,246
  Working capital (deficit)....      (2)       (216)       585       (867)        --      (3,088)    (3,088)      39,350
  Total assets.................       4         612      1,791        781      2,371      12,093     16,593       59,031
  Long-term debt and capital
    lease obligations..........      --         172         79         17      3,655       1,855      1,855          362
  Redeemable convertible
    preferred stock............      --         845      4,763      6,295      6,889      15,283     15,283           --
  Common stock and other
    stockholders' equity
    (deficit)..................      (2)       (757)    (3,740)    (6,821)    (9,735)     (9,937)    (5,437)      53,776

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES WHICH APPEAR ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS, PARTICULARLY UNDER THE HEADING "RISK FACTORS."

OVERVIEW

    HealthGate is an Internet provider of reliable, objective, comprehensive and up-to-date healthcare information helping physicians and other healthcare professionals, patients and health-conscious consumers make better informed healthcare decisions. We have aggregated and developed what we believe are the most extensive health and medical libraries of any online provider, currently totaling approximately 27 million different pages of health and medical information from approximately 300 sources. This content includes internationally recognized journals, authoritative government sources and extensive bibliographic databases representing 27 independent content providers. We adapt and integrate this diverse content through our internally developed software programs, which include our proprietary ReADER natural language searching software, in order to facilitate search and retrieval of relevant information. In addition, we use our technology to provide text conversion and Web site hosting services for traditional print publishers, thereby increasing the online healthcare resources accessible through our content libraries.

    We distribute our content through a network of proprietary and affiliated Web sites that comprise the HealthGate Network. The HealthGate Network includes
(1) our own Web sites, www.healthgate.com in the United States and www.healthgate.co.uk in the United Kingdom; (2) customized, co-branded CHOICE Web sites for institutions, principally hospitals and businesses, which carry both HealthGate's and the entity's name, are designed as a seamless component of the entity's own Web site and, for certain institutions and businesses, complement the healthcare information, products and services they already offer or sell through their own Web sites; and (3) other co-branded third party Web sites to which we provide our proprietary and licensed content.

REVENUE

    We derive revenue primarily from (1) services and (2) online advertising, sponsorship and e-commerce.

SERVICES REVENUE

    To date, services revenue has been derived principally from development, implementation and hosting fees associated with our activePress service and, to a lesser extent, from syndicating our content to third party Web sites. Revenue from activePress services and content syndication is recognized ratably over the terms of the agreements which generally range from one to two years.

    We commercially introduced our CHOICE Web site product in early 1999 and as of September 30, 1999 had delivered 39 CHOICE Web sites to enterprise clients.

    Under our CHOICE Web site arrangements, we are generally paid an upfront fee for developing, implementing and hosting a CHOICE Web site for our customer. In addition, the arrangements typically provide the opportunity for us to place third party advertising and sponsorship on the customer's CHOICE Web site. We collect the fees for this advertising and sponsorship from the third party and pay a commission to the customer. However, as part of our agreements with 14 of our initial CHOICE customers, we guaranteed that we will pay minimum advertising and sponsorship commissions to these customers in amounts approximately equal to the fees paid to us by the customer for the initial term of their CHOICE agreements and, in a few cases, in amounts that exceed those fees. Once these customers have paid the upfront fee to us or, if applicable, our authorized reseller, we are obligated to pay these guaranteed commissions to the customer, generally on a quarterly basis, regardless of whether or not we have actually sold any advertising or sponsorship on the CHOICE Web site. We have entered into these types of arrangements for promotional purposes to establish our CHOICE Web site product but, beginning in July 1999, have discontinued the use of these arrangements as a standard practice.

    Revenue from fees received for CHOICE Web site development, implementation and hosting is recognized ratably over the term of the underlying agreement between us, our CHOICE customer and, if applicable, our authorized reseller, which generally ranges from one to three years. For those arrangements in which we have guaranteed advertising and sponsorship commissions, we do not recognize revenue unless the guaranteed commissions are less than the fees paid to us. Rather, we recognize payments made to us as a customer deposit. Any excess of fees paid to us over guaranteed commissions is recognized as revenue ratably over the term of the agreement. If the advertising and sponsorship commissions that we guarantee to the customer exceed the fees paid to us, we recognize the excess as expense upon signing the agreement. For arrangements in which we sell through a reseller, we do not recognize any revenue until an agreement between us, our CHOICE customer and our authorized reseller has been finalized and the CHOICE Web site has been delivered. As we sell advertising or sponsorship on these CHOICE Web sites to third parties, we will recognize advertising revenue from these CHOICE Web sites. As of September 30, 1999, we have sold advertising or sponsorship on only five CHOICE Web sites. Payments made to customers under advertising and sponsorship commission guarantees are recorded as reductions of the related customer deposit.

    Of the 39 CHOICE Web sites that we had delivered as of September 30, 1999, we have arrangements with 14 of these CHOICE customers under which we guarantee to them advertising and sponsorship commissions.

ONLINE ADVERTISING, SPONSORSHIP AND E-COMMERCE REVENUE

    Advertising and sponsorship revenue includes revenue from banner advertising and sponsorship of discrete portions of our content libraries. Advertising revenue is derived principally from short-term advertising contracts in which we typically guarantee a minimum number of impressions to be delivered to users over a specified period of time for a fixed fee. Advertising revenue is recognized in the period in which the advertisement is displayed at the lesser of the ratio of impressions delivered over total guaranteed impressions or on a straight line basis over the term of the contract, provided that we do not have any significant obligations remaining. To the extent that minimum guaranteed impressions are not met, we defer recognition of the corresponding revenue until the guaranteed impressions are delivered. We use NetGravity's AdServer software to track banner advertising impressions and issue a NetGravity Traffic Report weekly to our advertisers. Our advertising statistics are audited to assure accuracy by the Audit Bureau of Circulation Interactive, an independent audit bureau in the advertising industry. Sponsorship revenue is derived principally from contracts ranging from one to six months. Sponsorships are designed to support broad marketing objectives, including brand promotion, awareness, product introductions, online research and the integration of advertising with editorial content. Sponsorship revenue is generally recognized ratably over the terms of the applicable agreements.

    Advertising and sponsorship revenue also includes barter revenue, which represents an exchange by us of advertising space on our own Web sites for reciprocal advertising space on other Web sites. Revenue from barter transactions is recognized during the period in which we display the advertisements. Barter transactions are recorded at the estimated fair value of the advertisements provided, unless the fair value of the advertising services received is more evident. Barter expenses are recognized when our advertisements are run on the reciprocal Web sites, which is typically in the same period during which the advertisements are run on our own Web sites. Barter expenses are included in sales and marketing expenses. These barter transactions have no impact on our cash flows and, typically, no significant impact on our results of operations. We anticipate that barter revenue will continue to decrease as a percentage of total revenue in the future as we continue to focus on selling advertising for cash.

    E-commerce revenue has been derived principally from individual user online subscriptions and from transaction fees for fee-based access to portions of our own Web sites. Revenue from user subscriptions is recognized ratably over the subscription period, and revenue from transaction-based fees is recognized when the related service is provided. E-commerce revenue declined during 1998 and in the first six months of 1999 as we elected to provide more content for free through our own Web sites in order to attract additional users to our own Web sites. However, we expect that transactional fees associated with our providing full-text journal articles from our activePress clients, including additional Blackwell Science journals and the NEW ENGLAND JOURNAL OF MEDICINE, which is expected to be fully operational in the first half of 2000, will result in an increase in e-commerce revenue beginning in 2000. Additionally, we are exploring other e-commerce opportunities to offer products and services to our users.

    Our business model is still in an emerging stage, and revenue and income potential from our business is unproven. Our limited operating history makes an evaluation of our business and our prospects difficult. Investors should not use our past results as a basis to predict future performance. We have incurred net losses since inception and had an accumulated deficit of approximately
$10.5 million as of December 31, 1998 and $29.3 million as of September 30, 1999. We intend to significantly increase our sales and marketing efforts and expenditures. We also intend to continue to invest in content development and licensing and advertising and brand promotion. As a result, we expect to incur additional losses for the foreseeable future, and we can not assure investors that we will ever achieve significant revenue or profitability or, if either significant revenue or profitability is achieved, that we will be able to sustain them. See "Risk Factors--We have a limited operating history and have recently introduced new services which makes an evaluation of our business based on past operating results difficult." Also, see "Risk Factors--We have a history of losses, we expect that losses will continue for the foreseeable future and our independent accountants have expressed substantial doubt about our ability to continue as a going concern."

NON-CASH EXPENSES

    We recorded deferred compensation of $2,307,000 in the nine months ended September 30, 1999, representing the difference between the exercise price of stock options granted and the fair market value of the underlying common stock at the date of grant. The difference is recorded as a reduction of stockholders' equity and is being amortized over the vesting period of the applicable options, typically three years. Of the total deferred compensation amount, $509,000 had been amortized as of September 30, 1999. The amortization of deferred compensation is recorded as an operating expense. We currently expect to amortize the following remaining amounts of deferred compensation as of September 30, 1999 in the periods indicated:

October 1, 1999--December 31, 1999..........................  $193,000
January 1, 2000--December 31, 2000..........................   769,000
January 1, 2001--December 31, 2001..........................   769,000
January 1, 2002--June 30, 2002..............................    67,000

    In June 1999, we entered into a development and distribution agreement with GE Medical Systems. Under the terms of this agreement, GE Medical Systems may sell our standard CHOICE Web site product and GE Medical Systems branded enhanced versions of our CHOICE Web site product through its worldwide sales force into its worldwide customer base of hospitals and other patient care facilities. We believe that this agreement will benefit us through the association of the GE Medical Systems name with HealthGate in general, and our CHOICE product in particular, and through the efforts of GE Medical Systems to distribute both our standard CHOICE product and the GE Medical Systems enhanced versions of our CHOICE product. Therefore, in connection with this agreement, in June 1999, we issued a warrant to General Electric Company for the purchase of up to 1,189,800 shares of our common stock. The warrant has a term of five years, is immediately exercisable and had an original exercise price of $9.49 per share, which exercise price was adjusted to $3.46 per share on January 1, 2000. Until the completion of this offering, the warrant is subject to potential further adjustments for certain equity offerings and other events. The fair value of this warrant was determined to be $10.3 million at the time of issuance using the Black-Scholes option pricing model. This amount has been recorded as marketing and distribution rights, and will be amortized as sales and marketing expense on a straight-line basis over the one year contractual term of the related development and distribution agreement. During the nine months ended September 30, 1999, we recorded amortization expense of $2,941,000. In connection with the exercise price adjustment to $3.46 per share on January 1, 2000, the fair value of the warrant increased by approximately $1.2 million. This incremental value will be amortized over the remaining term of the development and distribution agreement. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution."

    In November 1999, we entered into a three-year marketing and reseller agreement with Columbia Information Systems under which Columbia Information Systems agreed to endorse us as the preferred provider of patient and consumer oriented health content for Web sites owned or operated by Columbia/HCA hospitals and affiliates. We believe that this agreement will benefit us, generally, through the association of the Columbia Information Systems and Columbia/HCA names with HealthGate and through their performance of the specific terms described in the Business section under the heading "Strategic Affiliations and Relationships--Marketing and Distribution--Columbia Information Systems, Inc." Therefore, in connection with this agreement, we issued a warrant to CIS Holdings, Inc. for the purchase of up to 1,941,035 shares of our common stock. The warrant has a term of three years, an exercise price per share equal to the initial public offering price (subject to adjustment in certain circumstances) and is exercisable on the earlier of the consummation of this offering, certain private placements of securities, a sale of HealthGate or March 31, 2000. We expect to record the fair value of this warrant as marketing and distribution rights, and amortize the value as a sales and marketing expense on a straight-line basis over the three-year contractual term of the related agreement. Based on the initial public offering price, we expect the value of this warrant to be approximately $13.5 million. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution."

    In October 1999, we entered into a three-year strategic alliance agreement with Snap! LLC and Xoom.com, Inc. Under this agreement and following our payments of fees to Snap, as described below, Snap will provide various services to us to promote our name, our www.healthgate.com Web site, our enterprise-based CHOICE Web sites and the products and services we offer. In exchange for the services provided to us by Snap during the first year of the agreement, we have agreed to pay Snap a minimum fee of $10.0 million plus a $250,000 production and content integration fee and have issued to Snap 500,000 shares of our common stock. We have agreed to pay Snap minimum fees of $15.0 million in each of the second and third years of the agreement for the services provided to us by Snap in those years. We have also agreed to pay Snap up to an additional $5.0 million in the first year, $10.0 million in the second year and $15.0 million in the third year of the agreement if Snap delivers more than a minimum number of click-throughs to the co-branded Snap/HealthGate Web site in the respective years. We expect to capitalize the value of the shares issued to Snap and to amortize the value of 250,000 of these shares as a sales and marketing expense on a straight-line basis over the first year of the related agreement and to recognize the value of the other 250,000 shares based on the delivery of advertising impressions in the first year of the agreement. The value of these shares was $4.5 million at the time of issuance. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution."

RESTATEMENT OF 1999 FIRST QUARTER REVENUE

    During the three months ended March 31, 1999, we recognized services revenue of $82,000 related to two CHOICE Web site agreements. During the second quarter of 1999, it was learned that certain material terms related to advertising and sponsorship commissions guaranteed to the customers of these sites had not been finalized at March 31, 1999. Accordingly, we have restated our results of operations for the three months ended March 31, 1999 to reverse the $82,000 of services revenue related to these sites. These amounts were recorded as customer deposits. In the opinion of management, all adjustments necessary to revise the quarterly financial statements have been recorded. Below is a summary of our results of operations for the three months ended March 31, 1999:

                                                              THREE MONTHS ENDED
                                                                MARCH 31, 1999
                                                              -------------------
                                                                  (UNAUDITED)
AS PREVIOUSLY REPORTED:

Revenue.....................................................      $   614,805
Loss from operations........................................       (1,462,147)
Net loss....................................................       (1,620,193)
Net loss attributable to common stockholders................       (1,768,900)
Basic and diluted net loss per share attributable to common
 stockholders...............................................      $      (.39)
Pro forma basic and diluted net loss per share..............      $      (.18)

AS RESTATED:

Revenue.....................................................      $   532,805
Loss from operations........................................       (1,544,147)
Net loss....................................................       (1,702,193)
Net loss attributable to common stockholders................       (1,850,900)
Basic and diluted net loss per share attributable to common
 stockholders...............................................      $      (.41)
Pro forma basic and diluted net loss per share..............      $      (.18)

    We have implemented additional financial and management controls and procedures which we believe will improve the controls surrounding the recognition of revenues. See "Risk Factors--We have had to restate our financial statements for the first quarter of 1999 and if we are not able to monitor and follow our newly implemented internal controls, our business prospects and the price of our common stock may suffer."

RESULTS OF OPERATIONS

    Through December 31, 1996, we were a development stage company, and the majority of our activities were related to development of products and services, exploration of different sales and marketing channels, the build-up of hardware and software infrastructure to support our www.healthgate.com Web site and the establishment of the business, operations and financing of our company. In 1997, 1998 and the nine months ended September 30, 1999, we experienced growth in our business and introduced new services. Therefore, while comparisons are drawn below, in many instances meaningful conclusions cannot be drawn from them.

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1999 WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1998

REVENUE

    Total revenue was $1,736,000 for the nine months ended September 30, 1999 compared to $1,845,000 for the nine months ended September 30, 1998, a decrease of $109,000 or 6%. Services revenue for the nine months ended September 30, 1999 increased to $1,214,000 from $1,110,000 for the nine months ended September 30, 1998, due primarily to an increase in the revenue derived from content syndication fees. Advertising and sponsorship revenue decreased by $171,000 to $350,000 in the nine months ended September 30, 1999 from $521,000 in the nine months ended September 30, 1998, due primarily to a $277,000 decrease in barter advertising arrangements for the nine months ended September 30, 1999 to $73,000 from $350,000 for the nine months ended September 30, 1998. This decrease is due to our continued reduction in emphasis on barter arrangements and increased focus on selling advertising for cash. Advertising paid for with cash increased by $106,000 to $277,000 in the nine months ended September 30, 1999 from $171,000 in the nine months ended September 30, 1998. E-commerce revenue decreased to $172,000 in the nine months ended September 30, 1999 from $214,000 in the nine months ended September 30, 1998. This net decrease in e-commerce revenue was due primarily to a decrease in subscription revenue resulting from a decrease in the number of monthly subscriptions purchased by individuals. This decrease in monthly subscriptions resulted in large part from our continued implementation of our plan to provide more content for free through our own Web sites in order to attract additional users to our own Web sites and generate additional advertising revenue. In the nine months ended September 30, 1999, two customers represented 45% of total revenue, Blackwell Science (33%) and WebMD (12%). In the nine months ended September 30, 1998, two customers represented 62% of total revenue, Blackwell Science (44%) and WebMD (18%).

    Of the 39 CHOICE Websites that we have delivered as of September 30, 1999, we have arrangements with 14 of these CHOICE customers under which we have guaranteed advertising and sponsorship commissions in an amount approximately equal to the fees paid by the customer, regardless of whether we sell any advertising or sponsorship on the customer's CHOICE Web site. For any agreements with guarantees, we have not recognized fees paid by the customer as revenue but as a customer deposit, up to the amount of the applicable guarantee. We entered into this type of arrangement for promotional purposes, but have discontinued the use of this arrangement as a standard practice. For these CHOICE customers, we recognize as revenue the excess of the fee paid over the guarantee owed ratably over the terms of these customers' agreements.

COSTS AND EXPENSES

    COST OF REVENUE. Cost of revenue consists primarily of salaries and related costs for personnel directly involved with providing our Web services, royalties associated with licensed content, and related equipment and software costs. Cost of revenue increased 76% to $1,445,000 in the nine months ended September 30, 1999 from $822,000 in the nine months ended September 30, 1998, due primarily to higher royalty expense for more licensed content and higher depreciation costs related to additional equipment purchases.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and related costs associated with the development and support of our Web-based service offerings. Research and development expenses increased 240% to $3,053,000 in the nine months ended September 30, 1999 from $897,000 in the nine months ended September 30, 1998, due primarily to additional salaries and related costs from the hiring of technical and development personnel.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions and related costs for sales and marketing personnel, as well as the cost of advertising, marketing and promotional activities. Sales and marketing expenses increased to $5,718,000 in the nine months ended
September 30, 1999 from $1,033,000 in the nine months ended September 30, 1998. During the nine months ended September 30, 1999, a non-cash expense of $2,941,000 was recorded for the amortization of a warrant to purchase 1,189,800 shares of our common stock issued to General Electric Company in connection with a development and distribution arrangement. The fair value of this warrant was determined using the Black-Scholes option pricing model and is being amortized on a straight-line basis over 12 months of the contractual arrangement. The remaining increase of $1,744,000 in sales and marketing expenses was primarily due to additional salaries and related costs associated with the newly hired sales and marketing personnel, and increased advertising and brand promotion activities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and related costs for executive and administrative personnel, as well as legal, accounting and insurance costs. General and administrative expenses increased 148% to $1,667,000 in the nine months ended September 30, 1999 from $672,000 in the nine months ended September 30, 1998. This increase was due primarily to salaries and related costs for newly hired administrative personnel, higher salaries and related costs for existing personnel and increased professional services fees. In addition, we amortized $509,000 of the total deferred compensation relating to stock options as an expense in the nine months ended September 30, 1999. The remaining total deferred compensation is being amortized over the vesting period of the individual options.

INTEREST EXPENSE, NET

    Interest expense, net of interest income, increased to $323,000 in the nine months ended September 30, 1999 from $182,000 in the nine months ended
September 30, 1998. The increase was due primarily to interest incurred on a $2,000,000 subordinated note and an increase in interest expense associated with capital leases. Interest expense for the nine months ended September 30, 1999 also included debt discount and issuance cost amortization totaling $64,000 related to the subordinated note.

INCOME TAXES

    We have incurred significant losses for all periods from inception through September 30, 1999. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the utilization of the asset due to HealthGate's lack of earnings history.

COMPARISON OF YEAR ENDED DECEMBER 31, 1998 WITH YEAR ENDED DECEMBER 31, 1997

REVENUE

    Total revenue was $2,434,000 in 1998 compared to $1,285,000 in 1997, an increase of $1,149,000 or 89%. Services revenue in 1998 was $1,486,000, which was comprised primarily of revenue from our activePress arrangement with Blackwell Science, one of our stockholders, and revenue from content syndication arrangements. Services revenue in 1997 was not significant. Advertising and sponsorship revenue decreased to $665,000 in 1998 from $863,000 in 1997, due primarily to a decrease in revenue under barter advertising arrangements to $436,000 in 1998 from $607,000 in 1997. In addition, advertising and sponsorship revenue derived from cash sales decreased to $229,000 in 1998 from $256,000 in 1997, due to our editorial decision to eliminate sponsor-provided content areas. During 1998, we began to place less emphasis on barter arrangements and focus more on selling advertising for cash. We anticipate that barter revenue will continue to decrease as a percentage of total revenue in the future. E-commerce revenue decreased to $283,000 in 1998 from $333,000 in 1997. This decrease in e-commerce revenue was due primarily to a decrease of $24,000 in transaction based fees resulting from a decrease in the number of full text journal transactions and due to a decrease of $26,000 in subscription revenue attributable to a decrease in the number of subscriptions. During this time, we elected to provide more content for free through our own Web sites in order to generate additional advertising revenue by attracting additional users to our own Web sites. In 1998, two customers represented 62% of total revenue, Blackwell Science (44%) and WebMD (18%). In 1997, two customers represented 37% of total revenue, Lycos (19%) and Blackwell Science (18%).

COSTS AND EXPENSES

    COST OF REVENUE. Cost of revenue consists primarily of salaries and related costs for personnel directly involved with providing our Web services, royalties associated with licensed content, and related equipment and software costs. Cost of revenue increased 29% to $1,181,000 in 1998 from $912,000 in 1997. The increase was primarily attributable to higher royalty expenses for licensed content.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and related costs associated with the development and support of our Web-based service offerings. Research and development expenses increased 63% to $1,450,000 in 1998 from $891,000 in 1997, due primarily to salaries associated with newly hired development personnel and related recruiting costs. We anticipate that research and development expenses will continue to increase as HealthGate develops and enhances its Web-based service offerings, and hires additional technical and development personnel.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of employee salaries, commissions and related costs, as well as the cost of advertising, marketing and promotional activities. Sales and marketing expenses decreased 5% to $1,414,000 in 1998 from $1,496,000 in 1997, due primarily to a corresponding decrease in expenses under barter advertising arrangements to $418,000 in 1998 from $617,000 in 1997. The decrease in barter advertising expenses was the result of our entering fewer barter advertising arrangements in 1998. The decrease in barter advertising expenses was partially offset by increased salaries and related costs associated with newly hired sales and marketing staff. We expect that sales and marketing expenses will increase as we continue to expand our sales, marketing and advertising activities and hire additional personnel for our sales and marketing force.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and related costs for executive and administrative personnel, as well as legal, accounting and insurance costs. General and administrative expenses increased 78% to $929,000 in 1998 from $521,000 in 1997. The increase was due primarily to salaries and related costs associated with newly hired administrative personnel, higher salaries and related costs attributable to existing personnel and increased fees for professional services. We expect that general and administrative expenses will continue to grow as we increase our staffing to support expanded operations and facilities, and incur expenses related to being a public company.

INTEREST EXPENSE, NET

    Interest expense, net of interest income, increased to $327,000 in 1998 from $6,000 in 1997. The increase was due primarily to interest incurred on a $2,000,000 convertible note payable to Blackwell Science and a $2,000,000 subordinated note, both issued in 1998, and to an increase in interest expense associated with capital leases. Interest expense in 1998 includes debt discount and debt issuance cost amortization totaling $54,000 related to the subordinated note.

INCOME TAXES

    As of December 31, 1998, HealthGate generated a net operating loss carryforward of $8,492,000. HealthGate's net operating loss carryforwards expire beginning in 2010. Certain future changes in the share ownership of HealthGate, as defined in the Tax Reform Act of 1996, may restrict the utilization of carryforwards. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the utilization of the asset due to HealthGate's lack of earnings history.

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COMPARISON OF YEAR ENDED DECEMBER 31, 1997 WITH YEAR ENDED DECEMBER 31, 1996

REVENUE

    Total revenue was $1,285,000 in 1997 compared to $408,000 in 1996, an increase of $877,000 or 215%. The increase in total revenue was due primarily to growth in advertising and sponsorship revenue, and to a lesser extent, an increase in e-commerce revenue resulting from a higher volume of fee-based transactions on our Web sites. Included in total revenue is revenue from barter advertising transactions, which increased to $607,000 in 1997 from $125,000 in 1996. In 1997, two customers represented 37% of total revenue, Lycos (19%) and Blackwell Science (18%). In 1996, two customers represented 26% of total revenue, Infoseek (15%) and Lycos (11%); additionally, a single research and development arrangement represented 21% of total revenue.

COSTS AND EXPENSES

    COST OF REVENUE. Cost of revenue increased 85% to $912,000 in 1997 from $492,000 in 1996. The increase in cost of revenue resulted primarily from expanding our infrastructure to support increased activity on our Web sites, and included higher salary and related costs, increased royalty costs associated with licensed content and increased costs related to equipment and software.

    RESEARCH AND DEVELOPMENT. Research and development expenses decreased 9% to $891,000 in 1997 from $980,000 in 1996. The decrease was due primarily to a reduction in costs associated with outside engineers and consultants, as we realized cost savings by transitioning most development work to our own employees. This decrease was partially offset by salaries associated with newly hired development personnel and related costs.

    SALES AND MARKETING. Sales and marketing expenses increased 39% to $1,496,000 in 1997 from $1,080,000 in 1996. The increase was due primarily to higher advertising costs, and to salaries and related costs associated with new staff hired to support our expanded sales and marketing efforts. Barter advertising expenses included in total sales and marketing expenses increased to $617,000 in 1997 from $115,000 in 1996, as a result of increased barter advertising arrangements in 1997.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased 8% to $521,000 in 1997 from $568,000 in 1996. This decrease was due primarily to reduced professional services costs, partially offset by increased salaries and related costs associated with administrative personnel.

INTEREST EXPENSE, NET

    Interest expense, net of interest income, decreased to $6,000 in 1997 from $14,000 in 1996, due primarily to increased interest income earned on higher average cash balances invested.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations primarily by the private placement of debt and equity securities. In the period 1994 through 1997, we received net proceeds of $4,434,000 from the issuance of several series of redeemable convertible preferred stock. During 1998, we received net proceeds of $3,929,000 through the issuance of a $2,000,000 convertible note payable to Blackwell Science and a $2,000,000 subordinated note with detachable warrants. The $2,000,000 subordinated note, which we plan to repay with a portion of the proceeds of this offering, is secured by substantially all of our tangible and intangible assets. We have generally financed computer and related hardware needs through equipment lease financing arrangements. In August 1999, we entered into an equipment leasing arrangement for up to $500,000 in financing for computer equipment and furniture and fixtures and as of September 30, 1999, we had entered into leases for $388,000 under this arrangement. As of September 30, 1999, we had approximately $808,000 of cash and cash equivalents.

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    In April 1999, we issued 546,028 shares of Series E redeemable convertible preferred stock for gross proceeds of $6,250,000. In connection with the issuance of the Series E preferred stock, we paid $300,000 of fees and expenses to a placement agent, paid $111,000 of other issuance costs and issued to the placement agent warrants to purchase 21,654 shares of our common stock at an exercise price of $2.89 per share with an ascribed value of $200,000. The placement fee, other issuance costs and warrant value was reflected as a reduction of the proceeds from the Series E preferred stock issuance. An additional 174,729 shares of Series E preferred stock were issued upon conversion of the $2,000,000 convertible note payable to Blackwell Science. The Series E preferred stock ranks senior in liquidation to the other classes of preferred stock, and has certain veto rights. The Series E preferred stock accrues cumulative annual dividends at 7% of its liquidation value (initially $8,250,000). The dividends are compounded annually and, unless paid, are added to the Series E preferred stock liquidation value. Concurrently with the closing of this offering, we plan to pay in cash all accrued dividends on the Series E preferred stock. At September 30, 1999, accrued dividends on the Series E preferred stock totaled approximately $269,000. The Series E preferred stock is convertible into a number of shares of common stock determined by dividing the liquidation value by a conversion price per share of $2.89. The conversion price is to be adjusted for certain dilutive events.

    At the time of issuance, each share of Series E preferred stock was convertible into one share of common stock, which represents a discount from the fair value of common stock on the date of the Series E issuance. The value attributable to this conversion right represents an incremental yield, or a beneficial conversion feature, which was recognized as a return to the preferred stockholders. This amount, equal to the proceeds from the Series E offering, was reported as accretion of preferred stock to redemption value of $7,639,000 in the consolidated statement of operations in the period ended September 30, 1999 and represents a non-cash charge in the determination of net loss attributable to common stockholders.

    For the nine months ended September 30, 1999, the cash used in operations was $5,361,000. Cash used during this period was primarily due to the net loss of $10,466,000, offset partially by depreciation and amortization of $3,408,000 (which includes a non-cash warrant expense of $2,941,000), non-cash compensation expense of $509,000, an increase of $376,000 in accounts receivable and unbilled accounts receivable, an increase of $21,000 in prepaid expenses and other current assets, an increase of $1,462,000 in deferred offering costs related to this offering, an increase of $128,000 in other assets, an increase of $1,401,000 in accounts payable, an increase of $229,000 in accrued payroll, an increase of $555,000 in customer deposits for CHOICE Web sites, an increase of $403,000 in other accrued expenses (which consists primarily of $135,000 for advertising and sponsorship commitments and $138,000 in professional fees) and an increase of $587,000 in deferred revenue. For the nine months ended
September 30, 1998, the cash used in operations was $1,813,000. Cash used during this period was primarily due to the net loss of $1,761,000, offset partially by depreciation and amortization of $289,000, a net increase of $77,000 in accounts receivable and unbilled accounts receivable, an increase of $56,000 in prepaid expenses and other current assets, a decrease in other assets of $17,000, a decrease of $240,000 in accounts payable, an increase of $170,000 in accrued payroll, and a decrease of $151,000 in deferred revenue. Increases in operating assets and liabilities were primarily due to the growth of our business and operations during these periods.

    Cash used for investing activities consisted primarily of purchases of property and equipment of $410,000 and $235,000, respectively, during the nine months ended September 30, 1999 and 1998. We also entered into capital leases for computer equipment totaling $523,000 and $503,000 during the nine months ended September 30, 1999 and 1998, respectively.

    Cash provided by financing activities during the nine months ended
September 30, 1999 consisted primarily of net proceeds received from the issuance of the Series E redeemable convertible preferred stock and common stock of $5,848,000 partially offset by payments for capital lease obligations of $230,000. During the nine months ended September 30, 1998, we received net proceeds from the

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issuance of a subordinated note payable and warrants of $3,929,000 which was partially offset by payments for capital lease obligations of $177,000. At September 30, 1999, we had outstanding commitments under capital leases of $890,000 and under operating leases for equipment and office space of $568,000. In addition, future minimum payments under content license agreements totaled $1,609,000 at September 30, 1999. We expect our commitments under content licensing to increase as we expand our content libraries.

    In October 1999, we entered into a three-year strategic alliance agreement with Snap! LLC and Xoom.com, Inc. In exchange for the services provided to us by Snap during the first year of the agreement, we have agreed to pay Snap a minimum fee of $10.0 million and 500,000 shares of our common stock, plus a $250,000 production and content integration fee. The $10.3 million cash component of the first year minimum fee due to Snap is payable within thirty days after the registration statement filed with the SEC in connection with this offering is declared effective by the SEC. We have agreed to pay Snap minimum fees of $15.0 million in each of the second and third years of the agreement for the services provided to us by Snap in those years. We have also agreed to pay Snap up to an additional $5.0 million in the first year, $10.0 million in the second year and $15.0 million in the third year of the agreement if Snap delivers more than certain minimum click-throughs to the co-branded Snap/HealthGate Web site in the respective years. If Snap terminates the agreement based on certain material breaches caused by us, we have agreed to continue to pay Snap 55% of all fees payable by us under the agreement for the remaining term of the agreement.

    We currently anticipate that our available cash resources combined with the net proceeds from this offering and the concurrent private placement of common stock will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least twelve months after the date of this prospectus. However, we may need to raise additional funds within the next twelve months to further expand sales and marketing, develop new or enhanced products and services, respond to competitive pressures, acquire or invest in complementary businesses or take advantage of unanticipated opportunities. We can not guarantee that additional funding, if needed, will be available on terms acceptable to us, or at all.

    We have received a report from our independent accountants containing an explanatory paragraph stating that our historical losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern because, as of the date they rendered their opinion, we did not have access to sufficient committed capital to meet our projected operating needs through at least September 30, 2000. The proceeds of this offering would materially exceed the cash required for us to continue operations through at least September 30, 2000. If this offering is not successful, we intend to obtain alternative financing through the private placement of debt or equity and reduce expenditures to minimize our requirements for additional financial resources. We believe that, if this offering is not completed, we will be able to successfully execute our alternative plans.

YEAR 2000 COMPLIANCE READINESS DISCLOSURE

IMPACT OF THE YEAR 2000

    Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these Year 2000 requirements. Our business is dependent on the operation of numerous systems that could potentially be impacted by Year 2000 related problems. Those systems include, among others: hardware and software systems used by us to deliver services to our customers, including our proprietary software systems as well as hardware and software supplied by third parties; communications networks, such as the Internet and private intranets, which we depend on to provide content to our customers; internal systems of our customers and suppliers; hardware and software we use internally to manage our

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business; and non-information technology systems and services we use in our business such as the telecommunications and building systems. As of January 15, 2000, we had not experienced any Year 2000 related problem.

STATE OF READINESS

    COSTS. To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues, although consideration of the Year 2000 question is an integral part of all our on-going developmental and operational reviews. We have also incurred some expenses related to the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance testing generally. We presently do not anticipate that future expenditures will be material. As a young company, we purchased or developed new hardware and software at a time when our suppliers and developers were sensitive to issues surrounding the Year 2000 problem.

    RISKS. We have completed internal assessments of our Year 2000 readiness, with emphasis on our operating and administrative systems and the proprietary software systems and third party software and hardware we use to deliver services to our customers and users, and are not aware of any Year 2000 problems that could reasonably be expected to have a material adverse effect on our business. Our assessment plans have consisted of internal testing of our systems, contacting third party vendors of hardware, software and services to us and to our users, assessing and implementing repairs or replacements as required and developing contingency plans in the event of Year 2000 problems arising as the year ends. HealthGate has contacted its major vendors for software, hardware and related services. These vendors have indicated that they are Year 2000 compliant. However, we can not guarantee that we have identified or will identify all Year 2000 compliance problems in our infrastructure that may require substantial revisions and fixes. Also, despite our testing and reviews, we may experience Year 2000 problems related to the third party software, hardware or other systems on which we are reliant, and any of these problems may be time consuming or expensive to fix. We have given a warranty in our activePress agreements with Blackwell Science and our CHOICE Web site agreement with Columbia Information Systems that our applications and services are Year 2000 compliant. If our applications and services fail to be Year 2000 compliant, these agreements could be terminated or we could be liable for damages, either of which could have a material adverse effect on our business. In addition, the purchasing patterns of customers or potential customers may be affected by Year 2000 questions, and any significant delays in making purchasing decisions could either directly or indirectly affect us.

    In addition, we cannot be assured that the governmental agencies, utility companies, Internet access companies, third party providers and others outside our control will be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control. We believe that the most reasonably likely worst case scenario would result in a prolonged Internet, telecommunications or electrical failure which would affect our ability to meet our commitments to our customers or prevent our users from accessing our Web sites or services, either of which, in turn, could have a material adverse effect on our business, results of operations and financial condition.

CONTINGENCY PLAN

    We have been engaged in an ongoing assessment of our readiness and have developed contingency plans to address Year 2000 problems that may arise. The results of our analyses and the responses received from third party vendors and service providers were taken into account in developing these plans.

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RECENT ACCOUNTING PRONOUNCEMENTS

    We adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective January 1, 1998. This statement requires a full set of general purpose financial statements to be expanded to include the reporting of "comprehensive income." Comprehensive income is comprised of two components, net income and other comprehensive income. During the years ended December 31, 1996, 1997 and 1998, we had no items qualifying as other comprehensive income; accordingly, the adoption of SFAS No. 130 had no impact on our financial statements.

    In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." This statement changes the way public business enterprises report segment information, including financial and descriptive information about their selected segment information in interim and annual financial statements. Under SFAS No. 131, operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 is effective for our fiscal year ended December 31, 1998 and had no effect on our financial position or results of operations. We operate in one segment, which is providing healthcare and related information to institutions and individuals through the Internet.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. HealthGate does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.

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                                    BUSINESS

OVERVIEW

    HealthGate is an Internet provider of reliable, objective, comprehensive and up-to-date healthcare information helping physicians and other healthcare professionals, patients and health-conscious consumers make better informed healthcare decisions. We have aggregated and developed what we believe are the most extensive health and medical libraries of any online provider, currently totaling approximately 27 million different pages of health and medical information from approximately 300 sources. This content includes internationally recognized journals, authoritative government sources and extensive bibliographic databases representing 27 independent content providers. We adapt and integrate this diverse content through our internally developed software programs, which include our proprietary ReADER-Registered Trademark-natural language searching software, designed to facilitate the search and retrieval of relevant information in response to each user's searching needs.

    Given the depth and breadth of our content, we provide healthcare information to a wide range of online users, including physicians and other healthcare professionals, patients and health-conscious consumers. We facilitate user-friendly access to our content libraries by segmenting them into collections for these three principal user groups. Content from any collection is available to any type of user under a variety of pricing structures, including free access, per transaction fee access and subscription. Our online library targeted to physicians and other healthcare professionals includes internationally recognized journals such as the NEW ENGLAND JOURNAL OF MEDICINE, bibliographic databases such as MEDLINE, handbooks such as the Drug Information Handbook, decision support materials such as the Poisoning and Toxicology Compendium and Continuing Medical Education programs from the Boston University School of Medicine and Professional Postgraduate Services. Our patient focused online library includes patient education materials such as a series of over 3,000 patient education brochures published by the Clinical Reference Systems division of Access Health. We have also created "Healthy Living" Webzines, a proprietary series of consumer health magazines distributed exclusively through the Web, and have produced Wellness Centers, which are compilations of selected information from our online libraries for consumers, on 100 of the most prevalent illnesses, diseases and medical conditions. In addition, we use our technology to provide text conversion and Web site hosting services for traditional print publishers, thereby increasing the number of online healthcare resources accessible through our content libraries. While we aggregate and develop content with the goal of meeting the specific needs of professionals, patients and health-conscious consumers, we do not restrict access to the target audience, for instance, giving patients and consumers access to more in-depth information like leading medical journals written for medical professionals.

    We distribute our content through a network of proprietary and affiliated Web sites that comprise the HealthGate Network. The HealthGate Network includes
(1) our own Web sites, www.healthgate.com in the United States and www.healthgate.co.uk in the United Kingdom; (2) customized, co-branded CHOICE-Registered Trademark- Web sites for institutions, principally hospitals, and businesses, which carry both HealthGate's and an enterprise client's name, are designed as a seamless component of an enterprise client's Web site and, for certain institutions and businesses, complement the healthcare information, products and services they already offer or sell through their own Web sites; and (3) other third party co-branded Web sites to which we provide our proprietary and licensed content, including the Medical Journal Databases area of www.intelihealth.com.

    To further broaden the HealthGate Network, we have established a Web portal alliance with Snap! LLC, which is wholly owned by NBC Internet. Following our payment of the $10.3 million cash component of our first year fees to Snap with a portion of the proceeds of this offering, Snap will feature us on its www.snap.com Web portal site as the anchor tenant, or most prominent provider of healthcare information, for seven of the major content areas of Snap's Health Channel. Snap's Health Channel, which is the area on the www.snap.com Web site to which users are linked when they click on the word "Health" on the Snap Web Directory, will also contain a link to a co-branded Snap/HealthGate Web site which will be jointly developed by HealthGate and Snap.

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    We currently generate revenue from the following activities:

    - syndicating content to third party Web sites;

    - providing our activePress-TM- Web publishing services to traditional print publishers;

    - offering banner advertising and sponsorship of discrete portions of our content libraries to pharmaceutical companies, other healthcare advertisers and other businesses and organizations;

    - participating in e-commerce opportunities, including selling articles from full-text journals, monthly online subscriptions and medical text books; and

    - developing co-branded CHOICE Web sites for enterprise clients and distributing content through these CHOICE Web sites.

INDUSTRY BACKGROUND

    During the past decade, the Internet has emerged as a significant global communications medium and an effective alternative to many forms of traditional media. The Internet enables consumers to instantly retrieve information, communicate with others and engage in e-commerce. As a result, Internet use is growing rapidly. According to Jupiter Communications, an industry research firm, the number of Internet users in the United States is expected to grow from approximately 63 million in 1998 to approximately 116 million by 2002.

    The rapid growth of the Internet as a tool for communication, entertainment and e-commerce has resulted in a proliferation of Web sites dealing with myriad topics, products and services. Web sites such as America Online and Yahoo! developed in response to Internet users' need for a simple means of navigating the Internet. As the number of Internet users has increased, discrete user groups have developed that share the same interests, such as people searching for health and medical information, world and national news headlines and personal investment information. These groups have, in turn, created a demand for more focused subject specific Web sites. These subject specific Web sites are a growing segment of the Internet. Among the most popular topics of these types of Web sites is healthcare. A July 1999 research report published by Cyber Dialogue, Inc., an industry research firm, estimates that approximately
25 million adults in the United States search online for health and medical information, a number which Cyber Dialogue projects will grow to approximately 30 million in 2000.

    This demand for online healthcare content is creating many opportunities for businesses to reach new consumers and expand their relationships with existing customers. According to Cyber Dialogue, people that use the Internet to retrieve online medical information are an attractive audience to businesses because these individuals are typically older and more affluent than the general online population. The Internet, unlike traditional media sources, allows businesses to effectively target these consumers in an interactive manner. Through banner ads and sponsorships, businesses are able to dynamically market their goods and services in an efficient manner. According to Jupiter Communications, online health and medical advertising in the U.S. is expected to grow from $12.3 million in 1998 to $265.1 million in 2002. In addition to providing a new marketing medium, the Internet has become a new distribution channel for businesses, through which they can sell products to consumers.

    We believe that the company that establishes a clear brand identity as a reliable source of comprehensive online healthcare information and services will have a significant opportunity to capture a leading share of the online health audience as this industry continues to grow.

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BUSINESS STRATEGY

    Our objective is to capture a leading share of the online health audience as this industry continues to grow. We plan to achieve this objective by delivering a broad array of healthcare content and related services to healthcare professionals, patients and consumers through the HealthGate Network. Our strategy includes the following key elements:

    PROVIDE LEADING HEALTHCARE CONTENT AND TECHNOLOGY. We seek to continually expand our health and medical content libraries to enable healthcare professionals, patients and consumers to easily satisfy their health-related information needs without leaving the HealthGate Network. We are currently focusing on expanding our content in the areas of prescription and over the counter drugs, mental health, toxicology, decision support, alternative health and geriatrics. In addition to continually expanding our content, we intend to continue integrating content with technology in order to enhance the online user experience. We are currently pursuing technology initiatives designed to provide enhanced alert services, more sophisticated database searching capabilities and personalization and content customization for the individual users. Given the diversity of health-related Web sites, and the varying degrees of quality and amount of information available on these Web sites, we believe professionals, patients and consumers have a desire to be able to access reliable, objective, comprehensive and up-to-date information on specific topics in a user-friendly manner. We plan to continue to lead the way in making this information accessible to both healthcare professionals and lay people.

    EXPAND THE HEALTHGATE NETWORK. The HealthGate Network consists of (1) our own Web sites, www.healthgate.com and www.healthgate.co.uk; (2) clients' co-branded CHOICE Web sites; and (3) other co-branded Web sites that carry our content, which currently include InteliHealth, and which in the future will include a co-branded Snap/HealthGate Web site as well as the Health Channel of www.snap.com, for which we have been designated as an anchor tenant provider of health content. We plan to increase the number of CHOICE Web sites on the HealthGate Network through expanded marketing efforts, using both our in-house sales force and value added resellers, such as Data General Corporation and GE Medical Systems, which resell our products and services together with their complementary products and services. We intend to further expand the HealthGate Network by continuing to provide portions of our content libraries to other health-related Web sites. By expanding the HealthGate Network, we believe we will be able to continue to increase user traffic, thereby enabling us to generate increased revenue from advertising, sponsorships and e-commerce opportunities.

    CONTINUE TO BUILD THE HEALTHGATE BRAND. We believe that increased awareness of the HealthGate brand will be important to our ability to continue to build our user base and to attract additional customers, advertisers, sponsors and strategic affiliates. We plan to allocate significant resources to continue to build brand recognition by expanding the reach of the HealthGate Network. We recently entered into a strategic alliance with Snap under which they will provide various services to us to promote our name, our www.healthgate.com Web site, our enterprise-based CHOICE Web sites and the products and services we offer. We believe that our relationship with Snap will increase awareness of the HealthGate brand and help drive traffic to the HealthGate Network. Additionally, by continuing to increase the number of co-branded CHOICE Web sites, we plan to attract new users and build online communities, which are linked groups of users with similar health related interests, by leveraging the name recognition of local enterprises, including hospitals and other healthcare organizations, corporations and academic institutions. We build brand awareness on our www.healthgate.com and www.healthgate.co.uk Web sites by offering users free access to a portion of our content libraries. Moreover, we will continue to syndicate content under license agreements that require licensees to display our name prominently on the syndicated content pages. These agreements also require these licensees to enable users to reach our www.healthgate.com Web site from the licensee's Web site by

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clicking on a HealthGate link. In addition, we plan to build recognition of the
HealthGate brand through online and traditional media advertising, including advertising on CHOICE Web sites, other promotional activities and marketing initiatives, and through additional strategic affiliations, such as our affiliations with Columbia Information Systems and Snap.

    BROADEN THE RANGE OF PRODUCTS AND SERVICES. We believe that broadening the variety of products and services offered through the HealthGate Network will allow us to better serve existing users, attract new users and keep our users on the HealthGate Network for longer periods per visit. We intend to enhance our offering of products and services to provide physician counseling services, clinical trial recruitment and an integrated platform for linking clinical information and patient education materials with electronic medical records. We plan to leverage the HealthGate Network, including our enterprise-based CHOICE accounts, to market these new, predominantly fee-based products and services. We believe that these products and services will also make the HealthGate Network even more attractive to potential advertisers and sponsors seeking a targeted audience. Additionally, we are pursuing e-commerce partners to further leverage revenue opportunities from the HealthGate Network user base.

    PURSUE ACQUISITIONS AND ADDITIONAL STRATEGIC AFFILIATIONS. We intend to pursue an acquisition and affiliation strategy focusing on proprietary content and complementary technologies and services. Acquiring providers of proprietary content will allow us to customize acquired content to better meet the needs of our users and clients, as well as allow us to increase our user base. We also plan to continue to pursue additional strategic affiliations with content providers to expand our libraries, similar to our activePress content affiliations with Blackwell Science and the NEW ENGLAND JOURNAL OF MEDICINE. In addition, we intend to pursue exclusive strategic affiliations with content providers to produce additional unique content, similar to our arrangement to produce a consumer version of the NEW ENGLAND JOURNAL OF MEDICINE with the Massachusetts Medical Society. We also plan to pursue strategic affiliations with companies that offer complementary technologies, products and services, such as Web site design and development firms, electronic medical records providers and online prescription information and transaction service companies.

    CONTINUE TO GROW INTERNATIONALLY. Interest in obtaining reliable healthcare information is universal. We believe that a significant opportunity exists to establish HealthGate as the premier supplier of healthcare information over the Internet in markets outside the United States. Building upon the expertise gained from the May 1998 launch of our www.healthgate.co.uk Web site, which was specifically developed for United Kingdom users, we intend to establish additional HealthGate country specific Web sites. Our strategy includes licensing and creating content of specific interest to a particular country's users, in addition to providing internationally recognized English language sources of medical information, such as MEDLINE, and customizing and translating the user interface into the local language. In addition, we plan to continue syndicating portions of our content libraries to online providers in foreign markets. For example, we have established relationships with online providers in Italy and Australia who are providing co-branded HealthGate syndicated content as part of their product offerings.

HEALTHGATE CONTENT

    We believe we offer professionals, patients and consumers one of the most reliable, objective, comprehensive and up-to-date collections of health and medical information available on the Internet, with presently over 27 million different pages of healthcare information from approximately 300 sources. Our content libraries are updated regularly with the latest available health and medical information, on a daily, weekly or monthly basis, or as appropriate. We segment our content libraries into appropriate collections to facilitate access for professionals, patients and consumers. However, content from any collection is available to any type of user under a variety of pricing structures. For

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
example, a patient who might typically access one of our free Healthy Living Webzines for general information about a particular medical condition, illness or disease is also able to access relevant articles in the professionally-oriented NEW ENGLAND JOURNAL OF MEDICINE for a one time transaction fee in order to explore the most recent and authoritative scientific studies of that condition, illness or disease.

    Generally, certain licensed content, including MEDLINE, CANCERLIT and AIDSLINE, is free to users throughout the HealthGate Network. Other licensed content, including PsycINFO, CINAHL and the EMBASE Cardiology Consultant, is accessible for a fee on a transaction specific basis or through subscription plans. In order to meet the needs of their communities of users, CHOICE Web site clients and licensees of our syndicated content pay us to make selected portions of our libraries available to their users.

    We compile our online libraries in three ways: (1) licensing content from healthcare and medical information providers; (2) developing proprietary in-house content; and (3) licensing content from our activePress publishing clients in conjunction with providing these clients with Web site development and hosting services. These categories of content are described in the following table:

  CONTENT PROVIDER             DESCRIPTION              REPRESENTATIVE SOURCES        DISTRIBUTION CHANNELS
  Independent          Well known, authoritative     - MEDLINE (National Library   - healthgate.com
  Licensors            content sources licensed        of Medicine)                - CHOICE Web sites
                       from government agencies,     - Adult Health Advisor        - Syndicated third party Web
                       professional associations,      (Clinical Reference           sites
                       not-for-profit                  Systems)                    - healthgate.co.uk
                       organizations, medical        - Continuing Medical
                       centers, publishers and         Education (Boston
                       other third parties.            University School of
                                                       Medicine)
                                                     - Reuters Medical News
                                                       (Reuters Health)
                                                     - EMBASE Cardiology
                                                       Consultant (Elsevier
                                                       Science B.V.)

  HealthGate           Eleven different consumer     - Healthy After 50            - healthgate.com
                       health magazines developed    - Healthy Athlete             - CHOICE Web sites
                       by HealthGate specifically    - Healthy Eating              - Syndicated third party Web
                       for Web-based distribution.   - Healthy Man                 sites
                       Updated weekly with new       - Healthy Mind                - healthgate.co.uk
                       articles, written or          - Healthy Parenting
                       purchased by HealthGate.      - Healthy Rx
                                                     - Healthy Sexuality
                                                     - Healthy Traveler
                                                     - Healthy Woman
                                                     - Alternative Health

  activePress Clients  Full-text journals and        - NEW ENGLAND JOURNAL OF      - nejm.org
                       similar content from            MEDICINE (Massachusetts     - blackwell-synergy.com
                       traditional print               Medical Society)            - healthgate.com
                       publishers, converted for     - BRITISH JOURNAL OF SURGERY  - CHOICE Web sites
                       Web access and hosted by        (Blackwell Science)         - Syndicated third party Web
                       HealthGate's activePress                                      sites
                       unit for a fee.                                             - healthgate.co.uk

LICENSED CONTENT

    This category includes well known, independent and authoritative health and medical content licensed by us for distribution via the HealthGate Network. This content is typically peer-reviewed and many of our licensed content sources are recognized by healthcare professionals and academia for their high quality. Content in this category includes the following types of information and representative sources:

    - bibliographic databases, such as MEDLINE, produced by the National Library of Medicine; CANCERLIT, produced by the National Cancer Institute; and EMBASE Drugs and Pharmacology, produced by Elsevier Science B.V.;

    - patient education and consumer health materials, such as the Merriam Webster Medical Dictionary, the Advisor Series of over 3,000 informational brochures from Clinical Reference Systems and compilations of information that we prepare on 100 of the most prevalent medical conditions, illnesses and diseases and make available through our Wellness Centers;

    - Continuing Medical Education programs, such as those produced by Professional Postgraduate Services, a division of Physicians World Communications Group;

    - decision support materials, such as the Poisoning and Toxicology Compendium published by Lexi-Comp, Inc.; and

    - newsfeeds, such as Reuters Medical News and the Los Angeles Times
      Syndicate.

    All licensed content must meet certain criteria prior to being added to our content libraries. The criteria used to evaluate the content include the content provider's own review process, comparison with comparable sources and the frequency of updates.

HEALTHGATE PROPRIETARY CONTENT

    This category currently includes eleven Web-based consumer health magazines we produce called Healthy Living. The Webzines in the Healthy Living series cover subjects such as men's health, women's health, parenting, nutrition, travel medicine, sexuality, sports medicine, mental health, prescription and over-the-counter drugs, alternative health and aging. Articles for these publications are written by medical writers, physicians, dentists, dieticians and nurses exclusively for us. These articles discuss current health trends, newly published research findings, health-related lifestyle issues and late breaking topics recommended by the Healthy Living Editorial Board. This Editorial Board is comprised of five physicians affiliated with institutions including Harvard University School of Medicine, Boston University School of Medicine, Massachusetts General Hospital and Dana Farber Cancer Institute. In order to assure accurate and high quality content, all articles are reviewed prior to publication by medical editors and by our Editorial Board. Several Healthy Living Webzines have been recognized for their quality by the American Medical Writers Association, Tufts University School of Nutrition, Lycos and the Disney Go Network.

ACTIVEPRESS CONTENT

    This category currently includes the NEW ENGLAND JOURNAL OF MEDICINE, published by the Massachusetts Medical Society, and all medical, scientific and technical journals published by the worldwide publishing units of Blackwell Science. Through our activePress service, we convert these journals for delivery through the Internet and provide access to the converted journals by developing and hosting these publishers' Web sites. In addition to being paid a fee for our activePress development, implementation and hosting services, we receive the right to distribute these journals through our www.healthgate.com and www.healthgate.co.uk Web sites. We are also able to distribute the Blackwell Science journals throughout the rest of the HealthGate Network.

STRATEGIC AFFILIATIONS AND RELATIONSHIPS

    We believe that strategic affiliations and relationships enable us to acquire content more rapidly, develop and further distribute our products and services, generate additional traffic on our own Web sites and CHOICE Web sites, enhance the HealthGate brand and capitalize on additional revenue opportunities. We have entered into strategic affiliations and relationships for healthcare content, related products and services, marketing and online distribution and syndication with the following companies:

CONTENT

    BLACKWELL SCIENCE, LTD. Through our activePress service, we are the exclusive developer on the Web of a collection of 200 full text journals for Blackwell Science. Blackwell Science is the largest publisher of medical societies' journals and one of the world's largest medical publishers. We have converted and currently offer online all 200 peer reviewed journal titles covered by our initial agreement with Blackwell Science. As part of this service, we link these journals with the MEDLINE bibliographic database and make them available to Blackwell Science's individual and institutional subscribers through the www.blackwell-synergy.com Web site, developed and hosted by us. Our hosting services include storing, maintaining and updating all converted journals on our computer system, providing links between these journals and other relevant databases, providing secure transaction processing through the Web site and managing advertising and sponsorship for the Web site. In addition to the revenue derived from the development and hosting of the www.blackwell-synergy.com Web site, we receive a fee for each online subscriber to a Blackwell journal and a transactional fee for each Blackwell journal article purchased through the HealthGate Network. We have the right to syndicate these journals throughout the HealthGate Network and share revenue from syndication with Blackwell Science. In September 1999, we entered into a new two-year activePress agreement to expand and extend our activePress relationship with Blackwell Science through December 2001. Under the terms of this new agreement, effective January 1, 2000, we will enhance Blackwell Science's Web site and have agreed to convert and bring online an additional 72 full text journals.

    NEW ENGLAND JOURNAL OF MEDICINE. In April 1999, we entered into an agreement with the Massachusetts Medical Society, publisher of the NEW ENGLAND JOURNAL OF MEDICINE, the most cited publication in medicine, to be the exclusive developer and host of an enhanced Web site for the JOURNAL using our activePress service. Through this enhanced Web site, developed using our activePress service, the JOURNAL will offer electronic subscriptions and be able to provide individual article delivery and links to the MEDLINE bibliographic database, thereby improving reader access to this important resource. As part of this agreement, when this enhanced Web site is re-launched we will have the right to distribute the JOURNAL through our own Web sites, through CHOICE Web sites, and, with the prior approval of the publisher, through syndication to third party Web sites. In addition to the revenue derived from the development and hosting of this Web site, we receive a fee for each online subscriber to the JOURNAL and a transactional fee for each JOURNAL article purchased by a non-subscriber. The initial term of our activePress agreement with the Massachusetts Medical Society runs through April 2001 and is renewable annually by mutual agreement. Until the JOURNAL's enhanced Web site is re-launched, which we currently expect to occur in the first half of 2000, HealthGate users and JOURNAL subscribers are able to access the JOURNAL's existing Web site through a link from HealthGate's own Web site. During this interim period, HealthGate users will be able to access various portions of the JOURNAL's existing Web site, but only JOURNAL subscribers will be able to access the past issues of the JOURNAL available online.

    CONSUMER VERSION OF THE NEW ENGLAND JOURNAL OF MEDICINE. In June 1999, we entered into an agreement with the Massachusetts Medical Society to create a Web-based consumer version of the NEW ENGLAND JOURNAL OF MEDICINE. Under this agreement, we will be the exclusive distributor of this unique version of the JOURNAL, although, beginning six months after delivering the first issue to us, the Society may make this version of the JOURNAL available on its own Web sites as well. We will pay an annual fee of $500,000 for the Society to re-write all original articles appearing each week in the JOURNAL in common, non-technical language. We, in turn, plan to use our technology platform to adapt and integrate this content and to link it to MEDLINE, to drug databases, to other content sources and to relevant sites on the Web. We currently intend to make the publication available through subscription. We plan to sell both targeted advertising and sponsorship on these pages. Revenue derived from the consumer version of the JOURNAL will be shared by the Society and us. We expect to release the consumer version of the JOURNAL in the first half of 2000. The initial term of this agreement is two years from the date on which the Society delivers the first issue to us and is renewable for two additional 18 month periods by mutual agreement.

PRODUCTS AND SERVICES

    PHYSICIANS WORLD COMMUNICATIONS GROUP. We have an agreement with Physicians World Communications Group, an independent medical education company in the United States. Professional Postgraduate Services, a division of Physicians World, is accredited by the Accreditation Council for Continuing Medical Education to offer Category 1 Continuing Medical Education (CME) credit. Physicians World pays us to format original CME programs for the Web to enhance the ease of use and quality of the educational experience by adding interactivity, graphics and audio and video components. We share the revenue with Physicians World generated from physicians purchasing these programs through the HealthGate Network. We have agreed to develop CME programs for Web distribution exclusively with Physicians World, with the exception of CME programs developed by Boston University School of Medicine and online continuing healthcare professional education programs related to our arrangement with HealthStream, Inc.

    BOSTON UNIVERSITY SCHOOL OF MEDICINE. We have an agreement with Boston University School of Medicine to distribute Continuing Medical Education programs developed by the School of Medicine through our own Web sites, through our CHOICE Web sites and through licensees of our syndicated content. Boston University is accredited by the Accreditation Council for Continuing Medical Education to offer Category 1 CME credit. We include 34 different CME programs from Boston University in our content libraries. We plan to develop additional programs with Boston University through this relationship.

    HEALTHSTREAM, INC. In September 1999, we entered into a continuing education services agreement with HealthStream, Inc., a provider of computer and Web-based education and training services for the healthcare industry. This agreement provides for the creation of a Web site, hosted by HealthStream and co-branded by both HealthStream and HealthGate, and allows us to distribute HealthStream's Category 1 CME programs and other accredited continuing education programs for nursing and allied health professionals to users of our www.healthgate.com Web site and our enterprise-based CHOICE Web sites. We expect that this co-branded HealthStream/HealthGate Web site will be operational by the end of the first quarter of 2000. We will share the revenue generated from physicians and other healthcare professionals purchasing these online programs. As part of this agreement, HealthStream will pay us a minimum of $250,000 annually for, among other things, sponsorship on our own Web sites and on our enterprise-based CHOICE Web sites. The initial term of our continuing education services agreement with HealthStream is two years and is renewable annually by mutual agreement. Pursuant to a separate marketing services agreement with HealthStream, we have committed to spend $100,000 annually to promote the co-branded HealthStream/HealthGate Web site. We have also agreed to purchase a minimum of $150,000 of CME courses annually from HealthStream for distribution to healthcare professionals for promotional purposes. We expect to record revenue under this arrangement net of any amounts paid to purchase CME courses.

    Physicians take CME courses in order to: (1) comply with state licensure requirements; (2) qualify for lower insurance premiums; and (3) fulfill membership requirements of professional associations.

Generally, Category 1 CME courses are considered by most physicians to be more valuable than other types of CME courses. Approximately 20 hours of Category 1 credit is required annually by most states for physician re-licensure.

MARKETING AND DISTRIBUTION

    COLUMBIA INFORMATION SYSTEMS, INC. In November 1999, we entered into a three-year development agreement with Columbia Information Systems, Inc., a subsidiary of Columbia/HCA Healthcare Corporation, to design, develop and maintain customized, co-branded CHOICE Web sites for up to 280 Columbia/HCA hospitals and affiliates. In addition, we will design, develop and maintain a health portal site for Columbia Information Systems. We will also provide content and services to both Columbia Information Systems' health portal site and its customized, co-branded CHOICE Web site product. The agreement provides for an annual license fee of $3.5 million to be paid by Columbia Information Systems for all products and services that we provide under the agreement. The annual license fee is subject to prospective adjustment in certain events, including the delivery by us of fewer than 200 or more than 280 customized, co-branded CHOICE Web sites. However, if we deliver fewer than 200 customized, co-branded CHOICE Web sites, the adjustment is limited to a minimum annual license fee of $2.5 million. In addition, we will share advertising and sponsorship revenues and certain e-commerce revenues. The agreement may be terminated without cause by Columbia Information Systems on June 1, 2001, upon payment of a $1.0 million termination fee to HealthGate. We began delivering customized co-branded CHOICE Web sites pursuant to this agreement in December 1999 and we expect to have the health portal site operational in the first quarter of 2000.

    In November 1999, we entered into a separate three-year marketing and reseller agreement with Columbia Information Systems under which Columbia Information Systems agreed to endorse us as the preferred provider of patient and consumer oriented health content for Web sites owned or operated by Columbia/HCA hospitals and affiliates. We believe as an endorsed preferred provider, it is more likely that Columbia/HCA hospitals and affiliates will use our products and services. The agreement provides us, among other things, the right to make a first offer to provide services for adding content to the Columbia Information Systems' health portal site and any Web site owned or operated by or affiliated with Columbia Information Systems or Columbia/HCA. We also have the exclusive right to host on the Internet content provided to us by healthcare providers owned, controlled or operated by any entity owned or controlled by Columbia/HCA Healthcare Corporation. To date, we have not hosted Columbia/HCA content. Further, Columbia Information Systems may, for a commission, market and sell our CHOICE Web site product to entities unaffiliated with Columbia/HCA, subject to our approval.

    In connection with this agreement, we have issued a warrant to CIS Holdings, Inc. for the purchase of up to 1,941,035 shares of our common stock. The warrant has a term of three years and will be exercisable on the earlier of the consummation of this offering, certain private placements of securities, a sale of HealthGate or March 31, 2000. The exercise price per share will be equal to our initial public offering price. If this offering is not completed by March 31, 2000, the exercise price per share will be the common equivalent price per share received by HealthGate in its next qualifying private placement. If neither an initial public offering nor a qualifying private placement occur before March 31, 2000, the exercise price per share will be adjusted to $3.46 on March 31, 2000. In the event we issue common stock or other equity or debt instruments which are convertible into common stock for an amount less than the current exercise price, then the exercise price and number of shares of this warrant will be adjusted accordingly. These adjustment provisions will terminate upon the completion of this offering. We expect to record the fair value of this warrant as marketing and distribution rights, and amortize the value as a sales and marketing expense on a straight-line basis over the three year contractual term of the related agreement. Based on the initial public offering price, we expect the value of this warrant to be $13.5 million.

    SNAP! LLC AND XOOM.COM, INC. In October 1999, we entered into a three-year strategic alliance agreement with Snap! LLC and Xoom.com. Inc. Snap and Xoom.com recently combined with certain assets of NBC to form NBC Internet and are now both wholly-owned by NBC Internet. Under our strategic alliance agreement, Snap will provide the services, described below, to promote our name, our www.healthgate.com Web site, our enterprise-based CHOICE Web sites and the products and services we offer, and we will design, develop and host a co-branded Snap/HealthGate Web site, which will provide the features and functionality of our www.healthgate.com Web site. After the co-branded Snap/ HealthGate Web site is brought online, which will occur following the payment of the cash component of our first year fees to Snap with a portion of the proceeds from this offering, Snap will feature us on its www.snap.com Web site as the anchor tenant, giving us the exclusive right to be the most prominent content provider, for seven of the major content areas within the Health Channel. Both Snap's Health Channel and the co-branded Snap/HealthGate Web site will contain portions of our content libraries and link to our www.healthgate.com Web site to provide users access to our complete content libraries. If Snap adds new content areas to its Health Channel, we have a right of first offer to provide health-related content to the new areas as long as our content continues to be of at least the same quality as that of our top competitors. We will also have the exclusive right to sell advertising on the co-branded Snap/HealthGate Web site. Snap will display various promotions for us, at discounted rates, designed to deliver click-throughs to the co-branded Snap/HealthGate Web site, our enterprise-based CHOICE Web sites and our www.healthgate.com Web site from Snap's www.snap.com Web site and other Web sites affiliated with Snap. Snap has agreed to deliver a minimum number of these promotions during each year of the agreement, but it also will be able to satisfy these minimums by displaying them within the six months following the relevant year. If these minimums are not delivered within those six months, Snap must refund a pro rata portion of the fee paid by us under the agreement. In addition, Snap will create and run a series of television ads on the NBC television network, local television stations or cable services featuring in part the health-related content areas of its Web sites and our name, brand or services.

    In exchange for the services provided to us by Snap during the first year of the agreement, we have agreed to pay Snap a minimum fee of $10.0 million and 500,000 shares of our common stock, plus a $250,000 production and content integration fee. The $10.3 million cash component of the first year minimum fee due to Snap is payable within thirty days after the registration statement filed with the SEC in connection with this offering is declared effective by the SEC. We have agreed to pay Snap minimum fees of $15.0 million in each of the second and third years of the agreement for the services provided to us by Snap in those years. We have also agreed to pay Snap up to an additional $5.0 million in the first year, $10.0 million in the second year and $15.0 million in the third year of the agreement if Snap delivers more than a minimum number of click-throughs to the co-branded Snap/ HealthGate Web site in the respective years. Either Snap or we may terminate this agreement if the other party commits a material breach. If Snap terminates the agreement based on a material breach by us, including non-payment, insolvency, or failure to deliver or timely update content, we have agreed to continue to pay Snap 55% of all fees payable by us under the agreement for the remaining term of the agreement.

    As part of this agreement, Xoom.com shall have the right to use information we collect on users of the co-branded Snap/HealthGate Web site and, with our consent, users of our www.healthgate.com Web site for Xoom.com's direct marketing efforts. In exchange, Xoom.com will send up to one promotional email per month for us. Xoom.com will also pay us a fee for each unique user who purchases a product via e-commerce as a result of a Xoom.com email to individuals for whom we provided user information to Xoom.com from our user database.

    GE MEDICAL SYSTEMS. In June 1999, we entered into a development and distribution agreement with GE Medical Systems, the medical diagnostic equipment and services division of General Electric Company. Under the terms of this agreement, we will develop and host GE Medical Systems branded enhanced versions of our CHOICE Web site product. GE Medical Systems will have an exclusive worldwide right to sell these enhanced CHOICE Web sites to hospitals and other patient care facilities. GE Medical Systems will also have the exclusive right to sell our standard CHOICE Web site product to a select group of hospitals and other patient care facilities. In addition, GE Medical Systems will have the non-exclusive right to sell our standard CHOICE Web site product to other healthcare institutions, subject, in certain cases, to our prior consent. GE Medical Systems has a worldwide customer base of hospitals and other patient care institutions and a sales and marketing organization dedicated to healthcare. GE Medical Systems' customer base presents an attractive audience for both our own CHOICE Web sites and the enhanced GE Medical Systems branded versions of our CHOICE Web sites. Revenue derived from CHOICE Web sites sold by GE Medical Systems will be shared by GE Medical Systems and us. The initial term of our development and distribution agreement with GE Medical Systems is one year and is renewable annually by mutual agreement.

    In connection with the development and distribution agreement, we issued to General Electric Company a warrant for the purchase of up to 1,189,800 shares of our common stock. The warrant has a term of five years, is immediately exercisable and had an original exercise price of $9.49 per share, which was adjusted to $3.46 per share on January 1, 2000. Until the completion of this offering, the exercise price and number of shares issuable under this warrant will be subject to further adjustment in the event HealthGate issues common stock or other equity or debt instruments which are convertible into common stock for an amount less than the current exercise price of this warrant.

    The fair value of the warrant of $10.3 million as of the date of issuance was recorded as marketing and distribution rights in assets, and will be amortized as sales and marketing expense on a straight-line basis over the one year contractual term of the related development and distribution agreement. During the nine months ended September 30, 1999, amortization expense totaled approximately $2.9 million. The exercise price of this warrant was adjusted to $3.46 per share on January 1, 2000, and its fair value increased by approximately $1.2 million. This incremental value will be amortized over the remaining term of the agreement.

    DATA GENERAL CORPORATION. We have a marketing relationship with Data General Corporation, an information technology products and services company which has recently been acquired by EMC Corporation. Data General has a current customer base of approximately 2,500 hospitals and healthcare institutions worldwide and a sales and marketing group dedicated to healthcare. Data General's healthcare customer base presents an attractive target market for our CHOICE Web sites. As a value added reseller, Data General will offer our co-branded CHOICE Web site product to complement the suite of products and services that it currently offers to its customers, which products and services include electronic medical records services, imaging and archival software and Web-authoring tools. Data General will distribute our CHOICE Web site product to its customers by purchasing it from us and then reselling it to specific enterprises based on a CHOICE end-user license agreement entered into between HealthGate and the specific enterprise. We have granted Data General an exclusive right to resell our CHOICE Web site product to a defined group of its current customers until March 31, 2000. This exclusive right may be extended if Data General achieves sales targets, to be determined by mutual agreement, by that date. Data General has agreed that, during the term of the agreement, it will not market any other products or services that are similar to our CHOICE Web site product. The initial term of our agreement with Data General runs through June 2001 and is renewable for one additional year by mutual agreement.

SYNDICATION

    We have a syndication relationship with InteliHealth, a health-related Web site, to distribute portions of our content libraries through a licensing agreement. In addition to providing licensing fees to us, this agreement provides for sharing advertising and sponsorship revenue generated through InteliHealth's Web site. The license fees from syndicating our content are classified as services revenue. Through licensed syndication, we are able to leverage the user base of this HealthGate Network Web site to drive additional traffic to our content libraries in order to further increase awareness of the HealthGate brand and develop additional advertising and sponsorship and e-commerce revenue opportunities. Our name, embedded with a link to our www.healthgate.com Web site, is displayed on each page viewed by the user accessing our syndicated content through InteliHealth's Web site.

HEALTHGATE'S PRODUCTS AND SERVICES

    We have established four distinct product and service offerings: (1) our own Web sites; (2) CHOICE Web sites; (3) content syndication; and (4) activePress services. The target groups for these products and services cover a broad spectrum of customers and users, providing multiple revenue sources, as summarized in the following chart.

                                 TARGET CUSTOMER AND USER
    PRODUCTS AND SERVICES                 GROUPS                     REVENUE SOURCES
  www.healthgate.com           Individuals                    - Advertising and sponsorship
  www.healthgate.co.uk         - Professionals                - E-commerce
                               - Patients
                               - Consumers

  CHOICE Web sites             Enterprises                    - Services
                               - Hospitals                    - Annual hosting fees
                               - Healthcare institutions      - Development fees
                               - Integrated Delivery          - Licensing fees
                               Networks                       - Advertising and sponsorship
                               - Businesses                   - E-commerce
                               - Colleges and universities

  Content Syndication          Third party health             - Services
                               information Web sites          - Annual hosting fees
                               - InteliHealth                 - Development fees
                                                              - Licensing fees
                                                              - Advertising and sponsorship
                                                              - E-commerce

  activePress service          Publishers                     - Services
                               - Blackwell Science            - Annual hosting fees
                               - Massachusetts Medical        - Development fees
                                 Society                      - E-commerce

    In addition, we have established an alliance with Snap and Xoom.com, to supply portions of our content libraries to users of the Snap Web portal site and to design, develop and host a co-branded Snap/HealthGate Web site. We anticipate that our relationship with Snap will drive traffic to the co-branded Snap/HealthGate Web site, resulting in additional traffic to our own www.healthgate.com Web site and our enterprise-based CHOICE Web sites that we host for hospitals. We believe that additional traffic to these sites will increase awareness of the HealthGate brand and develop additional advertising, sponsorship and e-commerce revenue opportunities.

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
THE WWW.HEALTHGATE.COM AND WWW.HEALTHGATE.CO.UK WEB SITES

    We provide healthcare information, products and services through our own Web sites, www.healthgate.com in the United States and www.healthgate.co.uk in the United Kingdom. The www.healthgate.com Web site, targeted to a wide range of users, was the first to provide free Web access to the complete MEDLINE database. This site provides a range of medical information, from basic background information on general health matters, wellness, illnesses and diseases to in-depth scientific research on specific medical conditions, from a variety of licensed and proprietary content sources. The content available on this site is divided into collections targeted to professionals, patients or consumers. However, content from all collections is available to any type of user. For example, a patient can access an article on a specific medical condition in the professionally oriented NEW ENGLAND JOURNAL OF MEDICINE. Content sources include patient education and wellness information, bibliographic databases, Continuing Medical Education programs and decision support materials.

    The healthgate.co.uk site, launched in May 1998, is our first country-specific Web site. In addition to internationally recognized sources of medical information, such as MEDLINE, this site provides access to content of specific interest to users in the United Kingdom. We use our existing technology platform to provide easy access to the information on this site. We also use our technology platform to conform our content to local cultural and language nuances.

    Users may access portions of our content libraries on our own Web sites for free. Other licensed content, such as PsycINFO, CINAHL, the EMBASE Cardiology Consultant, and articles from the journals we make available, are available for a fee on a transaction specific basis.

CO-BRANDED CHOICE WEB SITES FOR ENTERPRISE CLIENTS

    Our CHOICE Web sites are customized, co-branded Web sites linked to an enterprise's own Web site to provide an enterprise with the ability to offer online healthcare information to its communities of users. We market CHOICE Web sites to the following types of enterprises:

    - HEALTHCARE INSTITUTIONS--Healthcare Institutions include hospitals, managed care organizations and physician groups. These institutions may wish to provide online healthcare information to their staff and patients and better market their services to the local community.

    - INTEGRATED DELIVERY NETWORKS--Integrated Delivery Networks are networks of hospitals and clinics. Integrated Delivery Networks can utilize CHOICE Web sites as part of their suite of services to achieve better brand recognition while still maintaining the personalized level of service from each individual component in their network.

    - CORPORATE ENTITIES--Our CHOICE Web sites enable businesses to license our content to complement their own information that they distribute on the Web and the products and services they sell on the Web. In addition, our CHOICE Web sites enable any business to provide its employees health and wellness information through corporate intranets and extranets. By providing information for health and wellness programs, businesses may be able to lower their direct healthcare costs, reduce sick days and increase worker productivity.

    - COLLEGES AND UNIVERSITIES--Students, faculty and staff can use our CHOICE Web sites to access information needed for research papers, theses, dissertations and for information concerning their own health.

    We establish co-branded Web sites customized for our CHOICE clients to provide healthcare information from our content libraries and related services tailored to the needs of the specific enterprise's users. Our content and services are offered to the CHOICE client in separate modules so that the enterprise client can choose to have all or individual segments of our content libraries and

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services available through its CHOICE Web site. The three basic content modules divide our content libraries into:

    - a professional series, which offers clinically oriented content such as MEDLINE;

    - a patient series, which includes 3,000 different condition-specific informational brochures; and

    - a consumer series, featuring general introductory magazine articles from our Healthy Living Webzines.

    We are continually developing additional service modules for our CHOICE clients. For example, in 1999 we added the following new module options:

    - PRINTING MODULE FOR PATIENT BROCHURES. Allows printing of customized patient information brochures using content from our content libraries with a signature look and feel unique to the specific CHOICE customer, using customized headers and footers, including organization name, logo, physician name, contact information and other appropriate information.

    - RESOURCE LOCATOR MODULE, WITH CONTENT SENSITIVE LINKS. Allows information retrieval on any of the hospital's physicians, facilities, special services or programs, using the hospital's or independent information databases, such as OneSource, a database of physicians.

    We further customize the CHOICE Web site by designing it to be a seamless component of the enterprise's existing Web site. We have developed a number of templates for CHOICE Web site design from which we are able to conform the design with the enterprise's own Web site. Because we use a standard format for our content and have developed flexible Web site templates, we are generally able to bring CHOICE Web sites online within 10 to 15 business days of signing an agreement with a CHOICE client.

    To date, we have sold CHOICE Web sites under agreements that provide for development, implementation and hosting fees to be paid by the enterprise client for a term of one to three years. As of January 21, 2000, we had delivered 91 co-branded CHOICE Web sites providing health information to 34 hospitals affiliated with Columbia/HCA Healthcare Corporation, 43 other hospitals, including Swedish Medical Center (Seattle, Washington), St. Joseph's Hospital, a unit of Carondelet Health Systems (Kansas City, Missouri) and Winchester Hospital (Winchester, Massachusetts), one university, Indiana State University (Terre Haute, Indiana), one corporate wellness center, Data General Corporation, and 12 businesses, including GlobeRx.com, Handbag.com, Med-Emerg International, Nichols TXEN and ProxyMed. The CHOICE client can also choose to participate in advertising and sponsorship and e-commerce opportunities for its CHOICE Web site. The revenue from these opportunities is allocated between the CHOICE client and us. We sold 14 of our initial CHOICE Web sites on a promotional basis, under which we guarantee certain amounts of advertising and sponsorship revenue to these CHOICE sites, generally in amounts equal to the fees to be paid by these customers. We intend to market our CHOICE Web site product to additional target enterprise clients including Integrated Delivery Networks, but have not yet sold a CHOICE Web site to this target client group.

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
    The following is an example of Web pages from a CHOICE Web site we developed and host for Joseph Brant Memorial Hospital.

    [Screen shots of co-branded CHOICE Web site, with the following captions:

        Co-branded CHOICE site designed for Joseph Brant Memorial Hospital.

        Professionals can access databases, reference materials, the latest news and CME courses to assist in patient care and in research.

        Patients can search 3,000 different brochures for information on specific, illnesses and conditions.

        Health-conscious consumers can access HealthGate's Webzines to help them lead a healthier lifestyle.]

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
CONTENT SYNDICATION

    We selectively syndicate portions of our content libraries to InteliHealth, a health-related Web site, pursuant to a licensing agreement. Through syndication, we are able to drive additional traffic to the HealthGate Network in order to further increase awareness of the HealthGate brand and develop additional advertising, sponsorship and e-commerce revenue opportunities. Our name, embedded with a link to our www.healthgate.com Web site, is displayed on each page viewed by the user accessing our syndicated content through InteliHealth's Web site. In addition to generating revenue from licensing fees for the syndication of our content, this syndication arrangement provides for sharing advertising and sponsorship revenue generated through InteliHealth's Web site. To date, however, we have only realized revenue from licensing fees and have not recognized any revenue from advertising and sponsorship or e-commerce on InteliHealth's Web site.

ACTIVEPRESS SERVICE FOR PUBLISHERS

    Our activePress service, which was launched in 1998, provides a full service Web-based solution to publishers and other parties that wish to offer Web-based access to print materials or databases. Through this service, healthcare publishers can reach an Internet audience through Web sites that we develop and host. The activePress service utilizes our existing technology platform and expertise to develop and host Web sites, convert the publisher's information for the Internet and link the published information with relevant databases, such as MEDLINE, enabling the publisher to deliver an enhanced electronic version of the print publication to subscribers, institutions and authorized third parties. As a result of these relationships, we also hold Web hosting rights to these publications, requiring anyone seeking an online article from one of these journals to access the publication either through the activePress enabled site or through the HealthGate Network.

    activePress service revenue includes fees for converting, hosting and storing information and providing development, support and maintenance. Additionally, transactional revenue is derived from fees associated with users' access to the publisher's content. These fees, which may be paid by the user or the publisher, are derived on a per subscriber, per page or per article basis.

    Blackwell Science and Massachusetts Medical Society, the publisher of the NEW ENGLAND JOURNAL OF MEDICINE, are currently clients of our activePress service. See "--Strategic Affiliations and Relationships--Content."

SNAP WEB PORTAL ALLIANCE

    We will provide access to selected portions of our content libraries to users of www.snap.com, a Web portal site. Web portal sites aggregate content from various sources and make the content, or links to the content, available on a single Web site, organized into related groupings of content, typically called channels. Following our payment of fees to Snap with a portion of the proceeds from this offering, HealthGate will be the anchor tenant, or most prominent provider of healthcare information, for seven of the major content areas of Snap's Health Channel. Our name will be prominently displayed throughout the Snap Health Channel. Users of the Snap Health Channel will see selected portions of our content libraries on the Snap Web site. When Snap users wish to access a complete article, not just the portion available on the Snap Web site, they will link from the Snap Health Channel to a co-branded Snap/HealthGate Web site that we will design, develop and host or our www.healthgate.com Web site.

    We anticipate that our relationship with Snap will drive traffic to the co-branded Snap/HealthGate Web site, resulting in additional traffic to our own www.healthgate.com Web site and our enterprise-based CHOICE Web sites that we host for hospitals. We believe that additional traffic to these sites will increase awareness of the HealthGate brand and develop additional advertising, sponsorship and e-commerce revenue opportunities. In addition to promoting the HealthGate brand, we will have exclusive rights to sell advertising on the co-branded Snap/HealthGate Web site.

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
ADVERTISING AND SPONSORSHIP

    The depth and breadth of our content and the variety of our distribution channels developed for specific audiences of healthcare consumers offer advertisers and sponsors opportunities to target their messages to particular user groups. Advertisers may target groups by demographics such as gender and geographic location or advertise more broadly to the general population of health information users. The HealthGate Network's underlying technology platform recognizes a wide range of information about individual users. This, in turn, allows us to selectively target banner advertisements to users viewing specific topics or content sources. For example, we can place a banner advertisement for Tylenol on users' screens searching our content for information on headaches. We also intend to offer advertisers the opportunity to employ one-to-one advertising or niche marketing. This type of advertising allows advertisers to target individual users based on registration details, both through banner advertising and through e-mail.

    We track banner advertising impressions and click-through rates for these advertisements and issue a NetGravity Traffic Report weekly to our advertisers. Statistics provided to both potential and current advertisers about our traffic patterns are audited by Audit Bureau of Circulation Interactive to assure accuracy.

    Recent advertisers on the HealthGate Network, predominantly on our own Web sites, have included the following pharmaceutical companies, manufacturers of consumer and health goods, providers of health information and others.

    - Pharmaceutical companies, including American Home Products (Enbrel), Johnson & Johnson (Tylenol and Ortho), Pfizer (Zyrtec) and Biogen (Avonex);

    - Consumer health goods, including SelfCare (health aids), Dr. Scholls (health aids), CVS.com (online drugstore) and PlanetRx.com (online drugstore);

    - Providers of health information, including Medical Economics (books) and MedBookStore.com (books); and

    - Others, including the U.S. Air Force, the U.S. Army and Ameritrade.

    In December 1999, approximately 8.4 million advertisements were displayed on our own Web sites, approximately 4.4 million of which were sold for cash to advertisers and the remainder of which were used for internal marketing purposes.

    We offer sponsorship opportunities to companies that wish to target specific topics, content sources or CHOICE Web sites. Sponsorships are designed to support broad marketing objectives, including branding and product introductions, generally on an exclusive basis. For example, sponsorships allow businesses to have their name, message or products appear together with a link to their own Web site in every page of a Healthy Living Webzine, a CHOICE Web site or a condition specific Wellness Center. Sponsorships are sold for specific periods of time and portions of the Web site.

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
    The following screen illustrates opportunities for advertising and sponsorship within a co-branded CHOICE Web site:

   [Screen shot of a co-branded CHOICE Web site, with lines indicating logo, advertising, sponsorship and additional feature areas of the page.]

MEDICAL SELF CARE AGREEMENT

    In December 1999 we entered into an E-Commerce/Sponsorship Agreement with Medical Self Care, Inc., the owner of the www.selfcare.com Web site that sells health-related products and services. Under the agreement we will jointly develop a co-branded HealthGate/SelfCare Web site which will provide all the features and functionality of SelfCare's Web site. The HealthGate/SelfCare Web site is expected to be operational in the first quarter of 2000. For the 37 month term of the agreement, we have agreed to provide on our www.healthgate.com Web site a minimum number of promotions which will link directly to the HealthGate/SelfCare Web site. Additionally, we have agreed to include on a number of our CHOICE Web sites promotions which will also link directly to the HealthGate/SelfCare Web site. SelfCare will be the preferred e-commerce provider for these selected CHOICE Web sites. The agreement provides for SelfCare to make annual cash payments to us of $1.0 million in the first year, $7.1 million in the second year and $8.4 million in the third year. In addition, for our first year services, SelfCare will issue to us shares of its stock. The payments are subject to reduction or credits for future periods for failure to deliver the minimum number of CHOICE Web site promotions for the HealthGate/SelfCare Web site.

E-COMMERCE

    Currently, we use e-commerce to provide portions of our licensed content, including PsycINFO, CINAHL, the EMBASE Cardiology Consultant and full-text journals via the activePress service on a pay per view or transaction fee basis. In addition, we provide users the opportunity to purchase medical textbooks and other print products from MedBookStore, a Web-based medical bookstore offered by

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
Medsite Publishing, and photocopies of articles not available from our collection of full-text journals from Infotrieve, a document delivery service. Also, users can subscribe to certain fee-based content sources on a monthly basis.

    We believe that significant opportunities exist to provide additional healthcare related products to professionals, patients and consumers using our technology platform and the HealthGate Network. In order to pursue these opportunities, we are exploring options for expanding the products and services currently offered using e-commerce. For example, as part of our agreement with SelfCare, we will share in e-commerce revenues generated from sales on the co-branded HealthGate/SelfCare Web site after we have provided a specific number of click-throughs to this Web site. We will continue to explore further opportunities in this area.

SALES AND MARKETING

    We sell our products and services through our own direct sales force and through value added resellers. Our direct sales force consists of two teams: (1) CHOICE Web site sales; and (2) advertising and sponsorship sales. We divide the United States and Canada into seven direct sales regions for CHOICE Web site sales and assign direct sales representatives to each region. Our CHOICE Web site sales team consists of two groups, outside sales and inside sales. The outside sales group is responsible for delivering focused and targeted marketing for CHOICE Web sites, content syndication customers and other customers, increasing consumer awareness of the HealthGate brand and establishing campaigns to develop brand loyalty. Our inside sales group is responsible for facilitating the entire sales process, identifying leads through telemarketing and supporting our customers. The inside sales group's support functions include maintenance of customer and prospect databases, online demonstration sessions, preparation of presentations and proposals and development of relationships with current and future clients. Our advertising and sponsorship sales efforts are conducted from our headquarters in Burlington, Massachusetts.

    In addition to our direct sales force, we have established a value added reseller relationship with Data General. Through this relationship, we leverage the cross selling opportunities offered by Data General's worldwide healthcare sales force in their sales calls to their customer base of approximately 2,500 hospitals and healthcare institutions worldwide.

    In June 1999, we entered into a development and distribution relationship with GE Medical Systems pursuant to which GE Medical Systems will be able to sell our CHOICE Web site product and GE Medical Systems branded enhanced versions of our CHOICE Web site product through its worldwide sales force into its worldwide customer base of hospitals and other patient care facilities. See "--Strategic Affiliations and Relationships--Marketing and Distribution."

    In Europe, our sales efforts are coordinated through our subsidiary, HealthGate Europe, Limited, based in London. HealthGate Europe concentrates its efforts on licensing our syndicated content to third parties and developing additional activePress relationships.

    We presently market our products and services through traditional means, including direct mail, print advertising and telemarketing. We also use Web-based banner advertising and sponsorship on our own Web sites, portions of the HealthGate Network and other third-party sites, targeted linking on the HealthGate Network and e-mail alerts to registered users of our own Web sites. Additionally, we have agreed to purchase a significant amount of advertising and sponsorship on Snap.com and related Web sites as part of our strategic alliance agreement with Snap, as described under "--Strategic Affiliations and Relationships--Marketing and Distribution." We intend to purchase additional advertising and sponsorship on certain CHOICE Web sites. We are also considering adding radio and television advertising to our marketing efforts.

    We expect to use a portion of the net proceeds of this offering to expand our sales and marketing efforts. See "Use of Proceeds."

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CUSTOMER SERVICE

    We are committed to providing a high level of service and support to our clients and users. We believe that customer service is important to our ability to attract and retain clients and users. We provide service and support via a toll-free telephone number, e-mail and, on the Web site itself, through help screens and Frequently Asked Questions (FAQ) areas. The customer service staff includes medical librarians who are experienced in medical information retrieval.

TECHNOLOGY PLATFORM

    Our technology, consisting of internally developed and commercially available software programs, is designed to leverage the benefits of modular components so that all elements of our various content libraries and other databases can be channeled into one unified platform. From this platform, we can quickly and easily adapt all of this content and other data for numerous online applications, such as: (1) standardizing the appearance of disparate content sources; (2) integrating advertising and sponsorship; and (3) facilitating information retrieval for our customers and users. In addition, the modular composition of our technology platform enables us to reuse, update, scale, extend and replace components as needed. As content is added to our technology platform and moves through the various modules during processing, each individual module adds specific and unique features and functionality to the content.

    There are three specific groups of modules: (1) Content Standardization; (2) Content Enhancement; and (3) Content Delivery. Unless otherwise noted, all modules are either available through the HealthGate Network or through our activePress service. We plan to integrate modules presently available only through our activePress service into the HealthGate Network.

CONTENT STANDARDIZATION

    CONTENT NORMALIZATION. The content normalization module converts original content, regardless of format supplied by the content provider, into a single, consistent Extensible Markup Language (XML) format. XML is a markup language used to identify structures and their roles within a document. For example, words within a document are classified as structures. The specific words in the document's footnotes are indicative of the role these words, or structures, have in the document. Meta-information, or information describing the content supplied by the provider, is retained. However, this module adds additional tagging to the provider-supplied meta-information for use in the searching, topics and dynamic formatting modules. The use of XML in the content normalization module enables us to offer, through other modules, multiple product offerings with different features, while using the same content from the same repository.

    CONTENT ANALYSIS. The content analysis module attaches value-added information to content. For example, footnotes, endnotes or bibliographies from journal articles are linked to abstracts or more detailed information found in other content sources such as MEDLINE. Features under development include the linking of drug trade names to a pharmaceutical source, identifying company names and providing appropriate links to other sources and associating content with various conditions, illnesses or related topics.

    CONTENT MATCHING. The content matching module integrates three separate databases enabling them to interact and relay information to each other as a user moves through our various content sources. The different databases are Users, Content Sources and Usage. The content matching module tracks individual users (Users) through the HealthGate Network, recording what content they use (Content Source), and recording the transaction for later use (Usage).

CONTENT ENHANCEMENT

    AUTHENTICATION, ACCESS CONTROL AND E-COMMERCE. The authentication, access control and e-commerce module confirms a user's identity, allows the user access to the various content sources and records any transaction or usage for that user. This module is analogous to a content store, offering

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access to content on a fee per use basis. These sales can be via a one-time credit card transaction or through institutional access. This module allows us to package content through different methods to different user groups using various pricing models. For example, information from a particular journal can be sold to the user by year, by the issue, by the article, or even by the page.

    SEARCHING. The searching module, using our ReADER search software that provides a natural language searching tool, enables professionals, patients and consumers access to content without regard for the level of their expertise, knowledge of medical terms, or knowledge of specific database searching commands. For example, if a user searches the MEDLINE database for the common concept "CAT Scan," the ReADER tool would translate that phrase into a search for the medical term "Tomography, X-Ray Computed" yielding more relevant results.

    TOPICS. The topics module creates topic hierarchies or organizes specific content for the professionals, patients, or consumers according to pre-defined algorithms. Topics are created using both searching and keyword technologies. Patient and consumer topics are organized by medical condition. Professional topics are organized by medical specialty. Topics allow for quick access to the latest information without requiring the user to search multiple content sources.

    ADVERTISING. The advertising module enables us to target specific advertisements to individuals or groups based on demographic information, user registration, or specific content sources. For example, a user searching for information on headaches could be shown an advertisement for Tylenol. This module also handles scheduling of advertisements, reporting of results to advertisers and the placement and screening of advertisements.

    PERSONALIZATION. The personalization module enables content to be customized for the individual user. Among the features provided through this module are user-managed subscriptions and commerce, e-mail updates and saved searches. A new feature under development will allow a user to create a customized Web page displaying only information based upon a user provided profile. Personalization is currently available through our activePress service.

    RELEVANT INFORMATION LINKING. The relevant information linking module enables dynamic cross-referencing or linking among related content and features. For example, content targeted for the physician can be linked to corresponding patient education materials, enabling the physician to produce a customized brochure handout, written specifically for the patient, without accessing multiple content sources.

    COMMUNITY BUILDING. Currently under development, the community building module will enable users to interact and establish relationships with other users possessing similar health-oriented interests. For example, discussion groups can be formed around specific conditions, individual journal articles, or treatment options. An option currently available called "Send to a Friend" enables users to send e-mail, with a link to a specific article from content available from HealthGate, to friends or colleagues.

CONTENT DELIVERY

    DYNAMIC FORMATTING. The dynamic formatting module allows for active layout of content for presentation to the user. Formatting can be based upon a specific user's registration information, the type of content the user is viewing, the CHOICE Web site and access point. The utilization of Extensible Style Language
(XSL) allows for quick and efficient formatting modifications. For example, XSL converts or transforms information stored in XML into other data formats, such as Hypertext Markup Language (HTML), used to construct most Web pages. This module gives us the option of having multiple product offerings with different features, while using the same content from the same repository.

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COMPETITION

    The market for Internet services and products is relatively new, intensely competitive and rapidly changing. With no substantial barriers to entry, over 15,000 Web sites presently offer users healthcare content and products and services, and we expect that competition will continue to grow. We compete, directly and indirectly, for subscribers, consumers, content and service providers, advertisers, sponsors and acquisition candidates with a variety of companies from traditional healthcare print publishers and distributors, to health focused and general Web sites, to large healthcare information systems companies.

    Many of our competitors enjoy significant competitive advantages including: greater resources that can be devoted to the development, promotion and sale of their products and services; longer operating histories; greater brand recognition; and larger customer bases.

    We believe that the principal competitive factors in our target markets are comprehensiveness of content, integration with existing technologies, brand name recognition, performance, ease of use, pricing, features and quality of support. We also believe that we are the only provider among our competitors to serve all of our target markets and that the combination of the depth and breadth of our content libraries and the flexibility of our technology platform allows us to compete favorably in each of our target markets. See "Risk Factors--We face intense competition in providing our Internet-based healthcare information products and services and we may not be able to compete effectively."

    We presently syndicate portions of our content to other competing health related Web sites, including WebMD and InteliHealth. We believe that the benefits of content syndication, including additional traffic to the HealthGate Network, increased awareness of the HealthGate brand and additional advertising and sponsorship and e-commerce opportunities, outweigh the disadvantages of a potential increase in competition that may result from our content syndication to these competitors. See "Business--HealthGate's Products and Services--Content Syndication."

GOVERNMENTAL REGULATION

    Currently, there are a number of laws that regulate communications or commerce on the Internet. Federal, state, local and foreign governments and agencies are considering laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services. In addition, several telecommunications carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. Regulation of this type, if imposed, could substantially increase the cost of communicating on the Internet.

    Internet user privacy has become an issue both in the United States and abroad. The Federal Trade Commission and government agencies in some states and countries have been investigating certain Internet companies regarding their use of personal information. Any regulations imposed to protect the privacy of Internet users may affect the way in which we currently collect and use personal information.

    As is typical with most Web sites, our Web sites place "cookies" on a user's hard drive without the user's knowledge or consent. This technology enables Web site operators to target specific users with a particular advertisement and to limit the frequency with which a user is shown a particular advertisement. Certain currently available Internet browsers allow users to modify their browser settings to remove cookies at any time or to prevent cookies from being stored on their hard drives. If this technology is reduced or limited, the Internet may become less attractive to advertisers and sponsors.

    It may take years to determine the extent to which existing laws related to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the Internet and for new laws to be adopted. Any new laws or regulations relating to the Internet, or the application or interpretation of existing laws, could slow the growth in the use of the Internet,

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decrease demand for our Web sites or otherwise materially adversely affect our business. See "Risk Factors--Government regulation of the Internet may result in increased costs of using the Internet which could adversely affect our business," "--Privacy-related regulation of the Internet could adversely affect our business," "--Tax treatment of companies engaged in Internet commerce may adversely affect the Internet industry and our company" and "--We may be subject to liability for claims that the distribution of medical information to consumers constitutes practicing medicine on the Internet."

INTELLECTUAL PROPERTY

    We regard our intellectual property as important to our business, and we rely upon trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, strategic partners and others to protect our rights in this property. Effective trademark, copyright and trade secret protection may not be available in every country in which our products and media properties are distributed or made available through the Internet. Therefore, we can not guarantee that the steps we have taken to protect our proprietary rights will be adequate to prevent infringement or misappropriation by third parties or will be adequate under the laws of some foreign countries which may not protect our proprietary rights to the same extent as do the laws of the United States.

    We license almost all of our content from third parties. Although under most of our license agreements, the licensor has agreed to defend and indemnify us for losses with respect to third-party claims that the licensed content infringes third-party proprietary rights, we can not assure you that these provisions will be adequate to protect us from infringement claims.

    We also rely on a variety of technologies that are licensed from third parties, including our database and Internet server software, which is used for our Web sites to perform key functions. These third-party licenses may not be available to us on commercially reasonable terms in the future. The loss of or inability to maintain any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology can be licensed or developed. See "Risk Factors--Our business may suffer if we are not able to effectively protect our intellectual property rights."

EMPLOYEES

    As of December 31, 1999, we had a total of 87 full-time employees. Of these employees, 43 serve in research and development, 11 serve in administration and 33 serve in sales and marketing. None of our employees is represented by a labor union. We consider our relations with employees to be good.

FACILITIES

    Our principal executive offices are located in Burlington, Massachusetts, in approximately 20,600 square feet of space occupied under a lease which expires on June 30, 2000. We have exercised an option to lease the space for an additional term of up to five years and are presently in negotiations with our landlord regarding the terms and conditions of our lease for the five additional years. In addition to the Burlington space, our central computer facility is located at an Exodus Communications, Inc. Internet Data Center in Waltham, Massachusetts. We believe that current space is adequate and that additional space is available for expansion if needed.

LEGAL PROCEEDINGS

    We are not currently a party to or aware of any material legal proceedings involving us.

    In July 1999, we received a letter from TechSearch L.L.C. claiming ownership of a patent that claims exclusive rights to all electronic methods of on-demand remote retrieval of graphic and audiovisual information. The letter asserted that the use of our Web site, www.healthgate.com, infringes the patent. In the letter, TechSearch offered to license the patent perpetually and retroactively to us for a one-time fee of between $50,000 and $150,000 depending upon the number of "hits" per day on our web site. We are currently investigating this matter. At this time, however, we are unable to predict its outcome.

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                                   MANAGEMENT

    The following table sets forth certain information regarding our executive officers, key employees and directors as of the date of this prospectus.

                        NAME                             AGE                      POSITION
                        ----                           --------                   --------
William S. Reece.....................................     34      Chairman of the Board of Directors,
                                                                  President and Chief Executive Officer

Mary B. Miller.......................................     42      Chief Financial Officer and Treasurer

Mark A. Israel.......................................     31      Chief Technology Officer

Richard J. Fecher....................................     40      Vice President of Sales

Rick Lawson..........................................     40      Vice President of Content and Secretary

Tina M. H. Blair, M.D. (1)...........................     51      Director

Jonathan J. G. Conibear (1)..........................     48      Director

Edson D. de Castro (2)...............................     61      Director

David Friend (2).....................................     51      Director

Chris H. Horgen (1), (2).............................     53      Director

------------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    WILLIAM S. REECE is a founder of HealthGate and has served as a member of our board of directors and our President and Chief Executive Officer since our inception in 1994. Mr. Reece has served as the Chairman of our board of directors since December 1994. From June 1988 to May 1994, Mr. Reece served in several positions, including Vice President, Sales and Marketing, Manager of U.S. Sales and Marketing Representative at PaperChase, a medical literature retrieval software company owned by Beth Israel Hospital in Boston.

    MARY B. MILLER has served as our Chief Financial Officer and Treasurer since April 1999. From 1998 to 1999, Ms. Miller was self-employed as a financial consultant for small and medium sized high technology firms. From 1996 to 1998, Ms. Miller was Vice President of Finance and Chief Financial Officer of Multilink, Inc., a communications company. From 1988 to 1996, Ms. Miller held several positions at Progress Software Corporation, a publicly-traded computer software company, including Director of Finance and Administration and Chief Accounting Officer, U.S. Controller and Assistant Controller. Ms. Miller is a Certified Public Accountant.

    MARK A. ISRAEL has served as our Chief Technology Officer since July 1997. From September 1995 to July 1997, Mr. Israel served as a system architect and director at Individual Inc., an Internet news company. From September 1992 to September 1995, Mr. Israel served as a Senior Consultant at Fusion Systems Group, a software consulting firm. From 1991 to September 1992, Mr. Israel served as a Consultant at Cambridge Technology Partners, a software consulting firm.

    RICHARD J. FECHER has served as our Vice President of Sales since
September 1999. From May 1999 to September 1999, Mr. Fecher served as our National Sales Director. From August 1995 to April 1999, Mr. Fecher held various sales management and sales positions within the healthcare, commercial and financial divisions of Data General Corporation. From 1994 to 1995, Mr. Fecher was an Account Manager with SiliconGraphics Computer Systems. From 1993 to 1994, Mr. Fecher was a Regional Manager with Kendall Square Research. From 1986 to 1993, Mr. Fecher held various management and sales positions with Data General Corporation.

    RICK LAWSON is a founder of HealthGate and has served as our Vice President of Content and Secretary since November 1994. From November 1987 to November 1994, Mr. Lawson served in several positions, including Vice President, Account Services/Operations, Director of User Services and Manager of Customer Service at PaperChase, a medical literature retrieval software company owned by Beth Israel Hospital in Boston.

    TINA M. H. BLAIR, M.D. has served as a member of our board of directors since March 1995. Since 1995, Dr. Blair has served as a partner and Director of Emergency Medicine for Emergency Medical Associates of New Jersey, based at Mountainside Hospital in Montclair, New Jersey. From 1992 to 1995, Dr. Blair served as a physician on the staff at Addison Gilbert Hospital in Gloucester, Massachusetts.

    JONATHAN J. G. CONIBEAR has served as a member of our board of directors since December 1996. Since 1986, Mr. Conibear has served as Executive Director of Blackwell Science, Ltd., the largest publisher of medical societies' journals and one of the world's largest medical publishers, with headquarters in Oxford, UK. From 1985 to 1997, Mr. Conibear had other responsibilities with Blackwell Science, including President, Blackwell Science Inc., Blackwell's U.S. subsidiary, Chair, Blackwell's Asian subsidiary, and Sales Director. From 1974 to 1985, Mr. Conibear served in various positions with Oxford University Press.

    EDSON D. DE CASTRO has served as a member of our board of directors since December 1994. Since 1997, Mr. de Castro has been a self-employed business consultant. From 1992 to 1997, Mr. de Castro was Chairman of Xenometrix, Inc., a biotechnology company. From 1989 to 1990 Mr. de Castro was Chairman of the Board of Directors of Data General Corporation. From 1968 to 1989, Mr. de Castro served as President and Chief Executive Officer of Data General. Mr. de Castro is a director of Boston Life Sciences, Inc., a biotechnology company, AVAX Technologies, Inc., a biopharmaceutical company, and of UOL Publishing Inc., a publisher of educational courseware for Internet training programs. Mr. de Castro is also a trustee of Boston University and a Member of the Visiting Committee of Clark University School of Management. Mr. de Castro is also a Member of the Corporation of Partners Healthcare System Inc.

    DAVID FRIEND has served as a member of our board of directors since April 1995. In June 1999, Mr. Friend became Chief Executive Officer of eYak, Inc., a teleconferencing company. From 1995 through December 1999, Mr. Friend served as Chairman of the Board of Directors of FaxNet Corp., a provider of messaging services to the telecommunications industry. During 1994 and 1995, Mr. Friend served as a lecturer at Massachusetts Institute of Technology. From 1983 to 1994, Mr. Friend served as Chairman of the board of directors of Pilot Software, an international software firm.

    CHRIS H. HORGEN has served as a member of our board of directors since October 1995. In November 1999, Mr. Horgen became the Senior Managing Director for Southeastern Technology Venture Fund. From 1991 to November 1999, Mr. Horgen served as Chairman of the Board of Directors and Chief Executive Officer of Nichols Research Corporation, a publicly-traded information technology company. From 1976 to 1997, Mr. Horgen also served in a number of other positions with Nichols Research, including Chief Executive Officer, Co-Chairman of the board of directors, and Executive Vice President. Mr. Horgen is also a Director of South Trust Bank of Alabama, N.A.

    Executive officers of HealthGate are elected by the board of directors on an annual basis and serve at the pleasure of the board of directors. There are no family relationships among any of our executive officers or directors.

    Pursuant to an amended and restated stockholders agreement, which will terminate upon the closing of this offering, stockholders owning a majority of our outstanding shares have agreed to elect as directors (1) a designee of GE Capital Equity Investments, (2) two designees of our founders, William S. Reece, Rick Lawson and Barry Manuel, (3) two designees of the holders of Series A preferred stock, and (4) one designee of the holders of Series B preferred stock. Mr. Reece and Mr. de Castro are the founders' designees;
Mr. Friend and Dr. Blair are the Series A holders' designees; and Mr. Horgen is the Series B holders' designee. To date, GE Capital Equity Investments has not designated a person to serve as a director.

    In connection with its purchase of shares of our Series E preferred stock, GE Capital Equity Investments obtained the right, which it has not exercised, to appoint a director to our board of directors. Additionally, we have agreed that effective with the closing of a public offering of our common stock, unless waived by GE Capital Equity Investments, we will nominate and recommend for election as a director a designee of GE Capital Equity Investments.

CLASSIFIED BOARD OF DIRECTORS

    Our amended and restated certificate of incorporation and bylaws provide that the size of the board shall be determined by resolution of the board. The board is currently composed of six members.

    Our stockholders have approved an amended and restated certificate of incorporation that will take effect upon the closing of this offering and will include a provision to establish a classified board of directors. Upon the closing of this offering, our board of directors will be divided into three classes. One class of directors will be elected each year at the annual meeting of stockholders for a term of three years. Dr. Blair and Mr. Friend will serve in the class whose term expires at the annual meeting of stockholders in 2000; Mr. Horgen and Mr. Conibear will serve in the class whose term expires at the annual meeting of stockholders in 2001; and Mr. Reece and Mr. de Castro will serve in the class whose term expires at the annual meeting of stockholders in 2002. All directors will hold office until their successors have been duly elected and qualified.

BOARD COMMITTEES

    We have established an Audit Committee and a Compensation Committee.

    AUDIT COMMITTEE. The Audit Committee consists of Messrs. de Castro, Friend and Horgen. The Audit Committee's primary responsibilities are to assist the board of directors by making recommendations to the board regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by our independent auditors, and reviewing our balance sheet, statement of operations and cash flows.

    COMPENSATION COMMITTEE. The Compensation Committee consists of Dr. Blair and Messrs. Conibear and Horgen. The Compensation Committee makes recommendations to the board concerning salaries and incentive compensation for our employees and consultants, including all executive officers and the Chief Executive Officer.

DIRECTOR COMPENSATION

    Directors of HealthGate who are also our employees will not receive additional compensation for serving as directors. As compensation for their services in 1996 through 1998, in December 1996, each of our non-employee directors was granted stock options for the purchase of 29,745 shares of our common stock under our 1994 Stock Option Plan. These options have an exercise price of $1.16 per share, vested in three equal annual installments in 1996, 1997, and 1998 and expire in December 2001.

    As compensation for their services in 1999 through 2001, in January 1999, each of our non-employee directors was granted stock options for the purchase of 9,915 shares of our common stock under our 1994 Stock Option Plan. These options have an exercise price of $0.89 per share, vest in three equal annual installments in January 1999, 2000 and 2001 based on continuing service as a director through each applicable period and expire in January 2004.

    In addition, Mr. de Castro was granted options to purchase an additional 9,915 shares of our common stock in November 1997 for consulting services he rendered to us after the option grant date and prior to December 31, 1998. This option had an exercise price of $0.49 per share, was fully vested during 1998 and was exercised by Mr. de Castro in October 1999.

    Our directors do not receive cash remuneration for their services as directors. We currently reimburse our non-employee directors for the out-of-pocket expenses they incur in connection with rendering services as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or Compensation Committee. Our Compensation Committee currently consists of Dr. Blair and Messrs. Conibear and Horgen, none of whom has ever been an officer or employee of HealthGate.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid to or earned by our Chief Executive Officer and our four other most highly compensated executive officers (the "Named Executive Officers") for services rendered to HealthGate in all capacities during the years ended December 31, 1999 and 1998.

                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                                    ---------------------------------      ------------------------------------
                                                                           SECURITIES
                                                                           UNDERLYING            ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR     SALARY ($)   BONUS ($)      OPTIONS (#)      COMPENSATION ($)(8)
---------------------------         --------   ----------   ---------      -----------      -------------------
William S. Reece..................    1999       200,000         --(4)            --                128
  President and Chief                 1998       138,583     66,500(5)       257,790(6)
  Executive Officer
Mark A. Israel....................    1999       150,000         --(4)            --                 96
  Chief Technology Officer            1998       126,000     32,000(5)       118,980
Hamid Tabatabaie(1)...............    1999       138,750     38,750(7)        54,334                 --
  Vice President of Sales and         1998       151,846         --          162,606
  Marketing
Mary B. Miller(2).................    1999       130,016         --(4)       203,011                112
  Chief Financial Officer and
  Treasurer
Richard J. Fecher(3)..............    1999       106,033     25,000(4)(7)    118,980                 95
  Vice President of Sales

------------------------

(1) Mr. Tabatabaie resigned from HealthGate in August 1999.

(2) Ms. Miller was elected by the board of directors to serve as Chief Financial Officer and Treasurer in April 1999.

(3) Mr. Fecher was elected by the board of directors to serve as Vice President of Sales in September 1999.

(4) For 1999, bonuses may have been earned by each of the Named Executive Officers, but the final amounts have not been determined as of this filing and therefore have been excluded from this amount.

(5) Represents amounts awarded in January 1999 for bonuses earned in 1998.

(6) Excludes a non-incentive stock option granted in January 1998 for 39,660 shares of our common stock, awarded as a bonus for services rendered in 1996 and 1997.

(7) Includes commissions paid during 1999.

(8) Includes payments made by the Company in 1999 for term life insurance premiums on behalf of the Named Executive Officers.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1999

    The following table sets forth information concerning the individual grants of stock options to each of the Named Executive Officers who received grants during the fiscal year ending December 31, 1999. All options were granted under our 1994 Stock Option Plan.

                                                                                               POTENTIAL REALIZABLE
                                   INDIVIDUAL GRANTS                                          VALUE AT ASSUMED ANNUAL
                        ----------------------------------------                               RATES OF STOCK PRICE
                            NUMBER OF         PERCENT OF TOTAL                                   APPRECIATION FOR
                            SECURITIES       OPTIONS GRANTED TO                                   OPTION TERM (1)
                        UNDERLYING OPTIONS   EMPLOYEES IN FISCAL    EXERCISE     EXPIRATION   -----------------------
        NAME               GRANTED (#)           YEAR(%)(2)        PRICE($/SH)      DATE        5%($)       10%($)
        ----            ------------------   -------------------   -----------   ----------   ---------   -----------
Mary B. Miller.......         176,574               13.2               9.49        4/21/04    $462,961    $1,023,024
                               26,437                2.0              11.35        4/21/04    $ 82,901    $  183,190
Richard J. Fecher....         118,980                8.9               9.00       11/18/04    $295,848    $  653,746

------------------------

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of the common stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold.

(2) In 1999, we granted options to employees to purchase an aggregate of 1,337,084 shares of common stock.

                      AGGREGATED OPTION EXERCISES IN 1999
                        AND 1999 YEAR-END OPTION VALUES

    The following table sets forth certain information with respect to the number and value of unexercised options held by the Named Executive Officers on December 31, 1999. In May 1999, Mr. Israel exercised an option for 19,830 shares for an aggregate price of $9,328. In December 1999, Mr. Tabatabaie exercised an option for 54,334 shares for an aggregate price of $41,100. None of the other Named Executive Officers exercised stock options in 1999.

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS               IN-THE-MONEY OPTIONS AT
                                                   AT FISCAL YEAR-END(#)         FISCAL YEAR-END($)(1)
                                                ---------------------------   ---------------------------
                     NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                     ----                       -----------   -------------   -----------   -------------
William S. Reece..............................    125,523        171,927      $1,144,770     $1,567,974
Mark A. Israel................................    102,453        120,634      $1,022,909     $1,158,435
Mary B. Miller................................          0        203,011              --     $  266,627
Richard J. Fecher.............................          0        118,980              --     $  237,960

------------------------

(1) There was no public trading market for the common stock on December 31, 1999. Accordingly, for purposes of this table, the values in these columns have been calculated using the initial public offering price of $11.00 per share (rather than a determination of the fair market value of the common stock on December 31, 1999), less the aggregate exercise price of the options.

EMPLOYEE BENEFIT PLANS

    1994 STOCK OPTION PLAN. Our 1994 Stock Option Plan was adopted by the board of directors and approved by the stockholders in June 1994. The 1994 Stock Option Plan provides for the grant of "incentive stock options" intended to qualify under Section 422 of the Internal Revenue Code and stock options that do not so qualify. The granting of incentive stock options is subject to the limitations set forth in the 1994 Stock Option Plan. Our directors, officers, employees and consultants are eligible to receive grants under the 1994 Stock Option Plan. The purpose of the 1994 Stock Option Plan is to promote the interests of HealthGate and our stockholders by encouraging and enabling eligible employees and other persons affiliated with HealthGate to acquire stock in HealthGate. We believe that the granting of options will stimulate the efforts of these persons, strengthen their desire to remain with HealthGate, provide them with more aligned interests in HealthGate's success and assure a closer identification between them and HealthGate.

    The 1994 Stock Option Plan is administered by our board of directors, which, subject to the limitations on incentive stock options discussed above, has authority to determine the optionees, the number of shares covered by an option, the option exercise price, the term of the option, the vesting schedule and other terms and conditions. The 1994 Stock Option Plan provides for the grant of options covering up to 3,599,997 shares of common stock. If an option expires, terminates or is forfeited for any reason during the term of the 1994 Stock Option Plan without having been exercised in full, the shares subject to the unexercised portion of such option will again be available for grant pursuant to the 1994 Stock Option Plan.

    As of January 1, 2000, options for a total of 2,410,994 shares of common stock are outstanding under the 1994 Stock Option Plan. In addition, 152,206 shares of common stock have been purchased under the 1994 Stock Option Plan pursuant to exercises of options. A total of 1,036,797 shares remain available for issuance under the 1994 Stock Option Plan.

    401(K) PLAN. We have established a tax-qualified employee savings and retirement plan, or the 401(k) Plan, which covers all of our full-time employees who have completed three months of service. Under the 401(k) Plan, eligible employees may defer up to 15% of their pre-tax earnings, subject to the Internal Revenue Service's annual contribution limit. The 401(k) Plan permits additional discretionary matching contributions by us on behalf of all participants in the 401(k) Plan in such a percentage amount as may be determined annually by the board of directors. To date, we have made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions, if any, will be deductible by us when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

EMPLOYMENT AGREEMENT

    Under an employment agreement dated October 1, 1995, HealthGate agreed to employ Mr. Reece as Chairman of the Board, President and Chief Executive Officer of HealthGate for a period of three years beginning on October 1, 1995, to be automatically renewed on an annual basis, unless either party does not wish to extend the employment agreement, in which case the agreement will terminate three years from the applicable renewal date. Under the agreement, Mr. Reece's minimum base salary is $110,000 per annum, subject to annual review by the board of directors. Mr. Reece is also eligible to participate in any bonus programs we adopt. Mr. Reece's 1998 annual base salary was $142,000, plus a bonus of $66,500, as determined by the board of directors. Mr. Reece's 1999 annual base salary was $200,000, and, pursuant to his employment agreement, he is eligible for additional bonuses to be determined by the board of directors.

    We may terminate Mr. Reece's employment for malfeasance, nonfeasance or breach of the employment agreement, as determined by 75% of the board of directors. If we terminate Mr. Reece's employment for malfeasance, nonfeasance or breach of the employment agreement, Mr. Reece will be entitled to receive a lump sum severance payment equal to 12 months' compensation at his then-current base salary, the amount of any bonus paid to him in the previous contract year, and any accrued bonus through the date of termination, plus any benefits to which he is entitled for 12 months following the date of termination. We may also terminate Mr. Reece's employment if Mr. Reece is convicted of a felony involving HealthGate. If we terminate Mr. Reece's employment for conviction of a felony involving HealthGate, Mr. Reece will not be entitled to any further compensation under the employment agreement, except as may be required by applicable law.

    In addition, Mr. Reece may elect to terminate the employment agreement for good reason or following a change in control of HealthGate. In the event of an election for good reason or change in control, Mr. Reece will be entitled to a lump sum severance payment equal to 12 months' compensation at his then-current base salary, any accrued bonus through the date of election, plus any benefits to which he is entitled for 12 months following the date of election.

    We do not have employment agreements with any of our other employees or executive officers.

                              CERTAIN TRANSACTIONS

    Pursuant to the terms of various leases, ranging in terms from at-will to two years, in 1996, 1997 and 1998, we leased our main offices in Malden, Massachusetts from Leonard School Associates, Inc., the owner of these offices until December 1998. Pursuant to these leases, in 1996 we paid rent of approximately $58,000, in 1997 we paid rent of approximately $84,000 and in 1998 we paid rent of approximately $89,000. Leonard School Associates is owned in part by Barry M. Manuel, M.D. Dr. Manuel holds options to purchase 22,209 shares of our common stock, and holds, for himself and through trusts for which he is the trustee and has sole voting power, an aggregate of 1,189,800 shares of our common stock. Dr. Manuel is also the father-in-law of William S. Reece, our Chairman, President and Chief Executive Officer.

    In March 1998, we entered into an Electronic Journal Software Development and Management Agreement with Blackwell Science. Blackwell Science is the holder, together with Blackwell Wissenshafts-Verlag GmbH, a wholly-owned subsidiary of Blackwell Science, of all of our issued and outstanding Series D Convertible Preferred Stock, and Jonathan Conibear, one of our directors, is an Executive Director of Blackwell Science. Pursuant to this agreement, we have agreed to develop and host a Web site for Blackwell Science's journals and other publications. We completed the development of this Web site in 1998. Blackwell Science has paid a total of $1,600,000 for the development and hosting of the Web site through December 1999. During 1998 and 1997, our revenue from Blackwell Science represented 44% and 18% of our total revenue for those respective years. In September 1999 we entered into a new activePress Journal Hosting and Delivery Agreement with Blackwell Science pursuant to which the term of our services relating to hosting and maintaining Blackwell Science's Web site was extended through December 2001 and the scope of our services to be provided to Blackwell Science will be expanded beginning January 1, 2000. Total fees payable to us during the extended term are expected to be in excess of $750,000 annually. In January 2000, Blackwell paid us $550,000 in connection with the development and hosting of the Web site. In April 1999, we paid Blackwell Science $68,000 as a referral fee for their assistance in adding several additional journals to our online libraries. In addition, pursuant to the terms of a Stock Purchase Agreement dated as of December 20, 1996 between HealthGate and Blackwell Science, in the event we attempt to expand into Europe or Asia, we have agreed to negotiate in good faith with Blackwell Science to determine in what manner Blackwell Science may serve as our primary strategic alliance partner in connection with such expansion.

    In May 1998, we purchased certain of the assets, principally computer hardware and software and office furnishings, of Systems Architects, Inc. for $70,000 in cash. Systems Architects, Inc. was a company owned by Hamid Tabatabaie, our former Vice President of Sales and Marketing.

    In September 1998, we received a $2,000,000 convertible bridge loan from Blackwell Science. The loan accrued interest at a rate of 12% per year. The principal amount of this loan was converted into 174,729 Series E preferred stock in April 1999 concurrently with, and at the same per share price as, the private placement of Series E preferred stock to GE Capital Equity Investments. Upon conversion, all accrued and unpaid interest due on this loan was paid to Blackwell Science in cash.

    In connection with the sale of Series B preferred stock to Nichols Research Corporation in 1996, we agreed to use certain consulting services of Nichols Research. In 1996, we paid Nichols Research approximately $203,000 for these consulting services. Additionally in 1996, we paid Nichols Research approximately $90,900 under a capital lease arrangement for computer equipment. Nichols Research is one of our stockholders and Chris Horgen, one of our directors, was Chairman of the Board of Directors of Nichols Research until November 1999.

    In April 1999, pursuant to the terms of a Stock Purchase Agreement, we issued and sold 546,028 shares of our Series E preferred stock to GE Capital Equity Investments for an aggregate consideration of $6,250,000 in cash.

    In June 1999, we entered into a development and distribution agreement with GE Medical Systems pursuant to which we will develop GE Medical Systems branded enhanced versions of our CHOICE Web site product. In connection with this agreement, we issued to General Electric a warrant for the purchase of up to 1,189,800 shares of our common stock. The warrant has a term of five years, is immediately exercisable and has an exercise price of $3.46 per share. Until the completion of this initial public offering, the exercise price of the warrant is subject to further potential adjustments for certain equity offerings and other events. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution." GE Capital Equity Investments, a stockholder of HealthGate, is a wholly-owned indirect subsidiary of General Electric.

    In the fourth quarter of 1999 we rendered consulting services to GE Medical Systems relating to their development of a demonstration Web site for a total of $108,000.

    In January 2000, pursuant to the terms of a Stock Purchase Agreement, we agreed to issue and sell $3,750,000 of our common stock to GE Capital Equity Investments, at a price per share equal to the initial public offering price, in a private sale expected to close concurrently with the closing of this offering.

    In October 1999, we entered into a three-year strategic alliance agreement with Snap! LLC and Xoom.com, Inc. Under this agreement, Snap will provide various services to us to promote our name, our www.healthgate.com Web site, our CHOICE Web sites and the products and services we offer, and we will design, develop and host a co-branded Snap/HealthGate Web site, which will provide the features and functionality of our www.healthgate.com Web site. After the co-branded Snap/HealthGate Web site is brought online, which will occur following the payment of the cash component of our first year fees to Snap with a portion of the proceeds of this offering, Snap will feature us as the anchor tenant, giving us the exclusive right to be the most prominent content provider, for seven of the major content areas within the Health Channel, which is part of Snap's Web site located at www.snap.com. In exchange for the services provided to us by Snap during the first year of the agreement, we have agreed to pay Snap a minimum fee of $10.0 million and 500,000 shares of our common stock, plus a $250,000 production and content integration fee. We have agreed to pay Snap minimum fees of $15.0 million in each of the second and third years of the agreement for the services provided to us by Snap in those years. We have also agreed to pay Snap up to an additional $5.0 million in the first year, $10.0 million in the second year and $15.0 million in the third year of the agreement if Snap delivers more than certain minimum click-throughs to the co-branded Snap/HealthGate Web site. The minimum click-through threshold is 8,333,000 for year one, 9,375,000 for year two and 10,714,000 for year three. Snap and Xoom.com are both wholly-owned by NBC Internet. National Broadcasting Company, a subsidiary of General Electric, owned, as of November 30, 1999, a 47.3% interest in NBC Internet.

    In January 2000, pursuant to the terms of a Stock Purchase Agreement, we agreed to issue and sell $5,000,000 of our common stock to NBC Internet, at a price per share equal to the initial public offering price, in a private sale expected to close concurrently with the closing of this offering.

    In November 1999, we entered into a three-year development agreement with Columbia Information Systems. Under this agreement, we will design, develop and maintain a health portal site for Columbia Information Systems and design, develop and maintain customized, co-branded CHOICE Web sites for up to 280 Columbia/HCA hospitals and affiliates. The agreement provides for an annual license fee of $3.5 million to be paid by Columbia Information Systems for all products and services that we provide under the agreement. The annual license fee is subject to prospective adjustment in certain events, including the delivery by us of fewer than 200 or more than 280 customized, co-branded CHOICE Web sites. However, if we deliver fewer than 200 customized, co-branded CHOICE Web sites, the adjustment is limited to a minimum annual license fee of $2.5 million. In addition, we will share advertising and sponsorship revenues and certain e-commerce revenues. The agreement may be terminated without cause by Columbia Information Systems on June 1, 2001, upon payment of a $1 million termination fee to HealthGate.

    In November 1999, we also entered into a separate three-year marketing and reseller agreement with Columbia Information Systems, under which Columbia Information Systems agreed to endorse us as the preferred provider of patient and consumer oriented health content for Web sites owned or operated by Columbia/HCA hospitals and affiliates. The agreement provides us, among other things, the right to make a first offer to provide services for adding content to the Columbia Information Systems health portal site and any Web sites owned or operated by or affiliated with Columbia Information Systems or Columbia/HCA. We also have the exclusive right to host on the Internet content provided to us by healthcare providers owned, controlled or operated by any entity owned or controlled by Columbia/HCA Healthcare Corporation. In addition, Columbia Information Systems may, for a commission, market and sell our CHOICE Web site product to entities unaffiliated with Columbia/HCA, subject to our approval. In connection with this agreement, we have issued to CIS Holdings, Inc., an indirect, wholly-owned subsidiary of Columbia/HCA HealthCare Corporation and an affiliate of Columbia Information Systems, a warrant for the purchase of up to 1,941,035 shares of our common stock. The warrant has a term of three years, an exercise price per share equal to the initial public offering price (subject to adjustment in certain circumstances) and is exercisable on the earlier to occur of this offering, certain private placements of securities, a sale of HealthGate or March 31, 2000.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our common stock as of January 1, 2000 and as adjusted to reflect the sale of the shares of common stock offered hereby by: (a) each person who we know owns beneficially more than 5% of our common stock; (b) each of our directors; (c) each of the Named Executive Officers; and (d) all of our directors and executive officers as a group. Unless otherwise indicated, the mailing address for each person and business entity listed below is c/o HealthGate Data Corp., 25 Corporate Drive, Suite 310, Burlington, MA 01803.

                                                                              PERCENT BENEFICIALLY
                                                                                   OWNED (1)
                                                                 SHARES      ----------------------
                                                              BENEFICIALLY   BEFORE THE   AFTER THE
BENEFICIAL OWNER                                                 OWNED        OFFERING    OFFERING
----------------                                              ------------   ----------   ---------
General Electric Company(2).................................    3,696,256       25.9%       20.0%
  2135 Easton Turnpike
  Fairfield, CT 06431
William S. Reece (3)........................................    2,174,557       16.8        12.4
Blackwell Science, Ltd. (4).................................    2,058,321       16.1        11.9
  Oxney Mead, Oxford
  OX2 0EL, United Kingdom
Jonathan J. G. Conibear (5).................................    2,058,321       16.1        11.9
Columbia/HCA Healthcare Corporation (6).....................    1,941,035       13.2        10.1
  One Park Plaza
  Nashville, Tennessee 37203
Nichols Research Corporation................................    1,831,208       14.4        10.6
  4040 Memorial Parkway, S.
  Huntsville, AL 35802
Barry M. Manuel, M.D. (7)...................................    1,212,009        9.5         7.0
  65 Wellesley Road
  Belmont, MA 02478
Rick Lawson (8).............................................      875,520        6.8         5.0
NBC Internet, Inc. (9)......................................      954,545        7.2         5.5
  225 Bush Street
  San Francisco, CA 94104
David Friend (10)...........................................      432,677        3.4         2.5
Tina M. H. Blair, M.D. (10).................................      348,750        2.7         2.0
Mark A. Israel (11).........................................      181,773        1.4         1.0
Edson D. de Castro (12).....................................      136,952        1.1           *
Hamid Tabatabaie (13).......................................       54,334          *           *
Chris H. Horgen (10)........................................       36,349          *           *
Executive officers and directors as a group (9 persons)         5,369,379       40.4        30.1
  (14)......................................................

------------------------

*   Less than one percent of outstanding shares.

(1) Percentage ownership is based on 12,749,806 shares outstanding as of January 1, 2000. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of January 1, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Includes 1,189,800 shares issuable pursuant to a warrant granted to General Electric Company in connection with our development and distribution agreement with GE Medical Systems, an operating unit of General

    Electric Company, 2,165,547 shares owned by GE Capital Equity Investments, Inc., a wholly-owned subsidiary of General Electric Capital Corporation and an affiliate of General Electric Company, and 340,909 shares of our common stock to be purchased by GE Capital Equity Investments in a private sale expected to close concurrently with the closing of this offering. GE Capital Equity Investments shares beneficial ownership of the 2,165,547 outstanding shares with General Electric Capital Corporation and GE Medical Systems with respect to all shares held of record by GE Capital Equity Investments. Does not include any shares of our common stock beneficially owned by NBC Internet, Inc. National Broadcasting Company, a subsidiary of General Electric Company, owned, as of November 30, 1999, a 47.3% interest in NBC Internet, Inc.

(3) Includes 211,387 shares of common stock issuable upon the exercise of stock options.

(4) Includes 36,349 shares of common stock issuable upon the exercise of stock options and 266,277 shares owned by Blackwell Wissenschafts-Verlag GmbH, a wholly-owned subsidiary of Blackwell Science.

(5) Includes 36,349 shares of common stock issuable to Blackwell Science upon the exercise of stock options, 1,755,695 shares of common stock owned by Blackwell Science and 266,277 shares owned by Blackwell Wissenschafts-Verlag GmbH. Mr. Conibear is Executive Director of Blackwell Science. Mr. Conibear disclaims beneficial ownership of all shares issuable to or owned, directly or indirectly, by Blackwell Science.

(6) Includes 1,941,035 shares issuable pursuant to a warrant issued to CIS Holdings, Inc., an indirect, wholly-owned subsidiary of Columbia/HCA HealthCare Corporation and an affiliate of Columbia Information Systems, Inc., in connection with our marketing and reseller agreement with Columbia Information Systems.

(7) Includes 852,690 shares owned by Dr. Manuel, 337,110 shares held in trusts for which Dr. Manuel serves as trustee for the benefit of his children and grandchildren and 22,209 shares issuable to Dr. Manuel upon the exercise of stock options. Dr. Manuel disclaims beneficial ownership of the 337,110 shares held in trust for the benefit of his children and grandchildren.

(8) Includes 79,320 shares of common stock issuable upon exercise of stock options.

(9) Includes 500,000 shares of common stock owned by Snap! LLC, a wholly-owned subsidiary of NBC Internet, Inc. and 454,545 shares of our common stock to be purchased by NBC Internet, Inc. in a private sale expected to close concurrently with the closing of this offering.

(10) Includes 36,349 shares of common stock issuable upon exercise of stock options.

(11) Includes 161,943 shares of common stock issuable upon exercise of stock options.

(12) Includes 6,611 shares of common stock issuable upon exercise of stock options.

(13) Mr. Tabatabaie resigned from HealthGate in August 1999.

(14) Includes 525,337 shares of common stock issuable upon exercise of stock options.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of HealthGate consists of:

    - 20,000,000 shares of common stock, $0.01 par value per share;

    - 1,000 shares of Series A Convertible Preferred Stock, par value $0.01;

    - 1,000 shares of Series B Convertible Preferred Stock, par value $0.01;

    - 1,000 shares of Series C Convertible Preferred Stock, par value $0.01;

    - 1,667 shares of Series D Convertible Preferred Stock, par value $0.01; and

    - 829,962 shares of Series E Convertible Preferred Stock, par value $0.01.

    As of January 1, 2000, there were outstanding:

    - 5,219,250 shares of common stock, held by 21 holders of record;

    - 1,000 shares of Series A Stock, held by 16 holders of record;

    - 1,000 shares of Series B Stock, held by one holder of record;

    - 1,000 shares of Series C Stock, held by 22 holders of record;

    - 1,667 shares of Series D Stock, held by two holders of record; and

    - 720,757 shares of Series E Stock, held by two holders of record.

    Effective upon the closing of this offering, the Series Stock will convert into 7,530,556 shares of common stock.

    Immediately after the closing of this offering, we will have 17,295,260 shares of common stock outstanding, assuming no exercise of options to acquire 2,552,183 additional shares of common stock or warrants to purchase 3,608,381 additional shares of common stock that are outstanding as of the date of this prospectus.

    Our amended and restated charter and our amended and restated bylaws will each become effective upon the closing of this offering. Upon the effectiveness of the amended and restated charter, our authorized capital stock will consist of 100,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share.

    The description set forth below gives effect to the filing of the amended and restated charter and the adoption of the amended and restated bylaws. The following summary is qualified in its entirety by reference to our amended and restated charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

    Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights, and therefore the holders of a majority of the shares of common stock voting for the election of directors may elect all of our directors standing for election. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive dividends as may be declared by the board of directors. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, and subject to the rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of common stock shall be entitled to receive, on a pro rata basis, all of our remaining assets available for distribution to our stockholders. The holders of common stock have no preemptive, redemption, conversion or subscription rights. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

PREFERRED STOCK

    The board is authorized to issue, subject to any limitations prescribed by Delaware law, preferred stock in one or more series. At the time of issuance, and without further vote or action by the stockholders, the board can:

    - establish the number of shares to be included in each series;

    - fix the powers, designations, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of each series; and

    - increase or decrease the number of shares of any series, subject to the existing number of authorized shares of preferred stock.

    The board is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. Therefore, although we have no current plans to issue shares of preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of HealthGate.

WARRANTS

    HealthGate has issued warrants to purchase an aggregate of 3,608,381 shares of common stock, subject to certain antidilution adjustments.

    Warrants to purchase 455,892 shares have an exercise price of $0.00005 per share, may be exercised at any time and expire in March 2008. Warrants to purchase 21,654 shares have an exercise price of $2.89 per share, may be exercised at any time after April 20, 2000 and expire on April 21, 2002. Holders of warrants to purchase 455,892 shares of common stock are entitled to registration rights covering the shares of common stock issuable upon exercise of these warrants. See "Shares Eligible for Future Sale--Registration Rights."

    In connection with a development and distribution agreement with GE Medical Systems, on June 17, 1999, HealthGate issued to General Electric Company a warrant for the purchase of up to 1,189,800 shares of common stock with an exercise price of $3.46 per share. Until the completion of this initial public offering, the exercise price of the warrant is subject to potential adjustments for certain equity offerings and other events. The warrant is immediately exercisable. General Electric will also have registration rights covering the shares of common stock issuable under the warrant.

    In connection with our marketing and reseller agreement with Columbia Information Systems, we issued to CIS Holdings, Inc. a warrant for the purchase of up to 1,941,035 shares of common stock with an exercise price per share equal to our initial public offering price (subject to adjustment in certain circumstances). The warrant will be exercisable on the earlier to occur of the consummation of this offering, certain private placements of securities, a sale of HealthGate or March 31, 2000. CIS Holdings will also have registration rights covering the shares of common stock issuable under the warrant. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution" and "Shares Eligible for Future Sale--Registration Rights."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE RESTATED CHARTER AND BYLAWS

    The amended and restated charter and the amended and restated bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change HealthGate's management. The amended and restated charter authorizes the board to issue, without stockholder approval, shares of preferred stock in one or more series and to fix the voting powers, preferences and rights and the qualifications, limitations and restrictions of those shares. Although we have no current plans to issue preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

    The amended and restated charter also provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms and for removal of directors only for cause. The classification of the board of directors and the limitation on removal of directors only for cause could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of HealthGate. The amended and restated charter further provides that stockholders may act only at stockholders' meetings and not by written consent in lieu of a stockholders' meeting. The amended and restated bylaws provide that nominations for directors may not be made by stockholders at any annual or special meeting unless the stockholder intending to make a nomination notifies HealthGate of its intentions a specified number of days, generally 60, in advance of the meeting and furnishes to HealthGate certain information regarding itself and the intended nominee. These provisions could delay any stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders' meeting. These provisions may also discourage another person or entity from making a tender offer for HealthGate's common stock, because that person or entity, even if it acquired a majority of the outstanding common stock could only take action at a duly called stockholders' meeting and not by written consent. The amended and restated bylaws also provide that special meetings of stockholders may be called only by the Chief Executive Officer or a majority of the directors. In addition, a stockholder wishing to bring business before any annual or special meeting of stockholders must give advance notice to the corporation, generally 60 days prior to the meeting, describing the proposal and providing information regarding all stockholders known to be supporting the proposal, including any material interest the supporting stockholders may have in the proposal.

LIMITATION OF LIABILITY

    The amended and restated charter provides that no director will be personally liable to HealthGate or to any stockholder for monetary damages arising out of such director's breach of fiduciary duty, except to the extent that the elimination or limitation of liability is not permitted by the Delaware General Corporation Law. The Delaware General Corporation Law, as currently in effect, permits charter provisions eliminating the liability of directors for breach of fiduciary duty, except that directors remain liable for:

    (1) any breach of the director's duty of loyalty to a company or its stockholders;

    (2) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    (3) any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware General Corporation Law; or

    (4) any transaction from which the director derived an improper personal benefit.

    A principal effect of this provision of the amended and restated charter is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described in (1) through (4) above. The provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors, nor does it shield directors from liability under federal or state securities laws.

    The amended and restated charter and the amended and restated bylaws further provide for the indemnification of directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. HealthGate has entered into indemnification agreements with each of its directors and officers, pursuant to which HealthGate has agreed to indemnify such directors to the fullest extent permitted by law for amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, we will have 17,295,260 shares of common stock outstanding, including 7,530,556 shares of common stock issuable upon conversion of our outstanding preferred stock (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options and warrants). Of these shares, the 3,750,000 shares we are offering will be freely tradable in the public market without restriction or further registration under the Securities Act of 1933. However, any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 13,545,260 shares of common stock outstanding upon completion of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144.

SALES OF RESTRICTED SECURITIES

    Upon completion of this offering, 281,766 of the restricted securities will become eligible for sale in the public market pursuant to Rule 144. Upon the expiration of the lock-up agreements entered into by us, our executive officers and directors and all principal stockholders and most of our other stockholders in connection with this offering, 12,413,706 of the restricted securities may be sold pursuant to Rules 144 or 701, subject in some cases to the volume and other limitations imposed by those rules. The remaining 849,788 shares will be eligible for sale upon the expiration of a one-year holding period, subject to the restrictions and conditions of Rule 144.

    In general, under Rule 144 as currently in effect, a person, including any affiliate of HealthGate who has beneficially owned shares for at least one year, will be entitled to sell in "brokers' transactions" or directly to market makers within any three-month period commencing 90 days after the date of this prospectus, a number of restricted securities that does not exceed the greater of (1) 1% of the class of such shares then outstanding (approximately 173,000 shares immediately after this offering); or (2) the average weekly trading volume of the common stock during the four calendar weeks immediately preceding the sale. In addition, a person who is not an affiliate of HealthGate at any time during the three months preceding any sale by such person, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

    In addition, existing holders with an aggregate of 9,051,080 shares of common stock have the right to require registration of their shares under certain circumstances. However, holders of 8,872,430 shares of common stock have entered into lock-up agreements with respect to their shares, which provide that they will not sell or otherwise dispose of any shares of common stock without the prior written consent of SG Cowen Securities Corporation for a period of 180 days from the date of this prospectus. SG Cowen Securities Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Registration Rights" and "Underwriting."

OPTIONS

    As of January 1, 2000, options to purchase an aggregate of 1,105,933 shares of common stock were fully vested. Holders of fully vested options to purchase 66,098 shares of common stock have the right to require registration of their shares under certain circumstances. Of the total shares issuable pursuant to vested options, 804,154 are subject to 180-day lock-up agreements. As of January 1, 2000, options to purchase an additional 1,622,252 shares of common stock were outstanding, but are subject to future vesting, and an additional 1,036,797 shares of common stock were available for future grants under our 1994 Stock Option Plan. See "Management--Employee Benefit Plans."

    In general, under Rule 701 of the Securities Act, any employee, officer or director of, or consultant or advisor to HealthGate who purchases shares from HealthGate pursuant to a written compensatory stock option or other benefit plan or written contract relating to compensation is eligible to resell such shares, in each case commencing 90 days after the date of this prospectus, in reliance on Rule 144, but without compliance with certain restrictions contained in Rule 144. Shares acquired pursuant to Rule 701 may be sold by nonaffiliates without regard to the holding period, volume limitations, information or notice requirements of Rule 144, and by affiliates without regard to the holding period requirement.

    We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable pursuant to our 1994 Stock Option Plan. We expect to file these registration statements not before 30 days after the closing of this offering and these registration statements are expected to become effective upon filing. Subject to any applicable lock-up agreements described below, shares covered by these registration statements will be eligible for sale in the public markets.

WARRANTS

    As of January 1, 2000, warrants to purchase 1,645,692 shares of common stock were exercisable and subject to 180-day lock-up agreements. In addition, outstanding warrants to purchase 21,654 shares of common stock will become exercisable on April 21, 2000. We have granted registration rights with respect to the 1,645,692 shares of common stock issuable under the presently exercisable outstanding warrants and we have granted registration rights to CIS Holdings in connection with its warrant for 1,941,035 shares, which is exercisable on the first to occur of the consummation of this offering, certain private placements of our securities, a sale of HealthGate or March 31, 2000. CIS Holdings has agreed to a 180-day lock-up agreement with respect to the shares issuable under this warrant. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution" and "Registration Rights."

LOCK-UP AGREEMENTS

    HealthGate, all of our executive officers and directors, all principal stockholders and other stockholders who, upon the closing of this offering, will beneficially own an aggregate of 13,263,494 outstanding shares of common stock, together with holders of options to purchase 1,558,683 shares of common stock and holders of warrants to purchase 3,586,727 shares of common stock, have agreed that for a period 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not

    - directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities
      Act); or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

REGISTRATION RIGHTS

    We have granted registration rights to most of our existing stockholders covering:

    - 440,027 shares of outstanding common stock;

    - 4,672,034 shares of common stock issuable upon conversion of the Series Stock;

    - 79,320 shares of common stock issuable upon exercise of outstanding options; and

    - 455,892 shares of common stock issuable upon exercise of outstanding warrants.

    These shares are referred to as "Registrable Securities." In addition, under a registration agreement with GE Capital Equity Investments, Inc., Blackwell Science and Blackwell Wissenschafts-Verlag GmbH, we have granted registration rights with respect to 2,858,522 shares of common stock issuable upon conversion of the Series E Stock (the "GE-Blackwell Securities"). Additionally we entered into a registration agreement with General Electric Company granting registration rights with respect to 1,189,800 shares of common stock issuable upon exercise of a warrant. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution." The registration rights relating to the securities issuable upon exercise of this warrant are substantially similar to the registration rights of the GE-Blackwell Securities described below. We have also entered into a registration agreement with CIS Holdings granting registration rights with respect to 1,941,035 shares of common stock issuable upon exercise of a warrant. See "Business--Strategic Affiliations and Relationships--Marketing and Distribution." The registration rights relating to the securities issuable upon exercise of this warrant are substantially similar to the registration rights of the Registrable Securities described below. In addition, we have granted piggy-back registration rights, which are subject to the limitations on priority of registration permitted under all of our other existing registration agreements, with respect to 500,000 shares of common stock held by Snap. In addition, we have agreed to grant registration rights substantially similar to the registration rights of the GE-Blackwell Securities described below to NBC Internet and GE Capital Equity Investments in connection with their purchase of shares of common stock in a private sale.

    DEMAND REGISTRATION RIGHTS. Subject to certain limitations in the registration agreements, the holders of at least 40% of the Registrable Securities may require, on two occasions at any time after six months from the closing of this offering, that we use our best efforts to register all or part of the Registrable Securities on Form S-1 or any similar long-form registration statement. In addition, subject to certain limitations in the registration agreements, the holders of at least 25% of the Registrable Securities may also require, on four occasions at any time six months from the closing of this offering, that we use our best efforts to register all or a portion of the Registrable Securities on Form S-3 or any similar short-form registration statement when use of one or more of these forms becomes available to us.

    Subject to certain limitations in the registration agreement between us and GE Capital Equity Investments, Blackwell Science and a Blackwell affiliate, the holders of the GE-Blackwell Securities may require, on two occasions at any time six months from the closing of this offering, that we use our best efforts to register all or part of the GE-Blackwell Securities for public resale on Form S-1 or any similar long-form registration, provided that the aggregate offering value of each such long-form registration includes the lesser of:

    - at least 30% of the common stock issuable upon conversion of the initial 87,364 shares of Series E Stock issued to GE Capital Equity Investments, and

    - the GE-Blackwell Securities requested to be registered having a minimum anticipated offering price of at least $5 million. In addition, subject to limitations in the registration agreements currently, the holders of the GE-Blackwell Securities may also require, on four occasions at any time six months from the closing of this offering, that we use our best efforts to register all or a portion of the Registrable Securities on Form S-3 or any similar short-form registration when use of one or more of these forms becomes available to us.

    PIGGYBACK REGISTRATION RIGHTS. If we register any of our common stock, either for our own account or for the account of other security holders, and the registration form to be used may be used for the registration of the Registrable Securities or the GE-Blackwell Securities, the holders of the Registrable Securities and the GE-Blackwell Securities are entitled to include their shares of common stock in the registration. A majority of the holders of Registrable Securities and GE-Blackwell Securities have waived their rights to register securities in connection with this offering.

    In all cases, a holder's right to include shares in a demand or piggyback registration is subject:

    - to the registration priority arrangement reached among HealthGate and the holders of the Registrable Securities or GE-Blackwell Securities; and

    - in an underwritten registration, to the ability of the underwriters to limit the number of shares included in the offering.

    All fees, costs and expenses of all of the registrations will be paid by us, and all selling expenses (e.g. underwriting discounts, selling commissions and stock transfer taxes) relating to the Registrable Securities or GE-Blackwell Securities will be paid by the holders of the securities being registered.

                                  UNDERWRITING

    HealthGate and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation, Prudential Securities Incorporated and Warburg Dillon Read LLC are the representatives of the underwriters.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
SG Cowen Securities Corporation.............................  1,637,500
Prudential Securities Incorporated..........................    818,750
Warburg Dillon Read LLC.....................................    818,750
Deutsche Bank Securities Inc................................     50,000
Chase H&Q...................................................     50,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     50,000
ING Barings LLC.............................................     50,000
Lehman Brothers Inc.........................................     50,000
Thomas Weisel Partners LLC..................................     50,000
Gruntal & Co., L.L.C........................................     25,000
U.S. Bancorp Piper Jaffray Inc..............................     25,000
Raymond James & Associates, Inc.............................     25,000
The Robinson-Humphrey Company, LLC..........................     25,000
Scott & Stringfellow, Inc...................................     25,000
Suntrust Equitable Securities Corporation...................     25,000
Tucker Anthony Incorporated.................................     25,000
                                                              ---------
    Total...................................................  3,750,000
                                                              =========

    The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

    The underwriters, at the request of HealthGate, have reserved for sale to HealthGate employees, friends and family members of employees and to employees of companies with which HealthGate does business, at the initial public offering price, up to five percent of the shares of common stock to be sold in this offering. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased.

    The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $0.40 per share. Securities dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the shares of the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

    We have granted to the underwriters an option to purchase up to 562,500 additional shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed to purchase shares in approximately the same proportion as shown in the table above.

    The following table shows the per share and total public offering price, the underwriting discount to be paid by HealthGate to the underwriters and the proceeds from the sale of shares to the underwriters before HealthGate's expenses. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                         WITHOUT         WITH
                                           PER SHARE     OPTION         OPTION
                                           ---------   -----------   ------------
Public offering price....................   $11.00     $41,250,000   $ 47,437,500
Underwriting discount....................   $ 0.77     $ 2,887,500   $  3,320,625
Proceeds, before expenses, to
  HealthGate.............................   $10.23     $38,362,500   $ 44,116,875

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

    HealthGate, our directors and executive officers, all principal stockholders and other existing stockholders who hold an aggregate of 13,263,494 shares, together with the holders of options to purchase 1,558,683 shares of common stock, holders of warrants to purchase 3,586,727 shares of common stock, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock.

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the common stock offered hereby to any account over which they exercise discretionary authority.

    Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in these negotiations were prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operation in recent periods, the present state of our development and other factors deemed relevant.

    We estimate that our out of pocket expenses for this offering, not including the underwriting discount, will be approximately $2,600,000.

                                 LEGAL MATTERS

    The validity of the authorization and issuance of the securities offered hereby will be passed upon for HealthGate by Rich, May, Bilodeau & Flaherty, P.C., Boston, Massachusetts. Stephen M. Kane, a member of Rich, May, Bilodeau & Flaherty, P.C., is an Assistant Secretary of HealthGate and has been granted options for the purchase of up to 1983 shares of HealthGate's common stock.
Mr. Kane and other attorneys of Rich, May, Bilodeau & Flaherty, P.C. will be purchasing shares from the underwriters as part of HealthGate's reserved share program. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The consolidated financial statements of HealthGate Data Corp. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, which are included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

    You may read and copy all or any portion of the registration statement and the exhibits at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

    As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facilities, regional offices and SEC's Web site referred to above.

                             HEALTHGATE DATA CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................     F-2
Consolidated Balance Sheet as of December 31, 1997 and 1998
  and as of September 30, 1999 (unaudited)..................     F-3
Consolidated Statement of Operations for the years ended
  December 31, 1996, 1997 and 1998 and the nine months ended
  September 30, 1998 and September 30, 1999 (unaudited).....     F-4
Consolidated Statement of Changes in Common Stock and Other
  Stockholders' Deficit for the years ended December 31,
  1996, 1997 and 1998 and the nine months ended
  September 30, 1999 (unaudited)............................     F-5
Consolidated Statement of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998 and the nine months ended
  September 30, 1998 and September 30, 1999 (unaudited).....     F-6
Notes to Consolidated Financial Statements..................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of HealthGate Data Corp.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in common stock and other stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of HealthGate Data Corp. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative cash flows from operations since inception, which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 2, 1999, except as to Note 11,
which is as of January 18, 2000

                             HEALTHGATE DATA CORP.

                           CONSOLIDATED BALANCE SHEET

                                                                                                          PRO FORMA
                                                                  DECEMBER 31,          SEPTEMBER 30,   SEPTEMBER 30,
                                                            -------------------------   -------------   -------------
                                                               1997          1998           1999            1999
                                                            ----------   ------------   -------------   -------------
                                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...............................  $   29,045   $    960,831   $    807,742    $    807,742
  Accounts receivable, including receivables from related
    parties of $0 and $160,000 at December 31, 1997 and
    1998, respectively, and net of allowance for doubtful
    accounts of $3,500 and $20,000 at December 31, 1997
    and 1998, respectively, and $44,660 at September 30,
    1999 (unaudited)......................................     291,828        362,189        682,946         682,946
  Unbilled accounts receivable............................          --         12,386         67,942          67,942
  Prepaid expenses and other current assets...............     101,966        225,482        246,270         246,270
                                                            ----------   ------------   ------------    ------------
    Total current assets..................................     422,839      1,560,888      1,804,900       1,804,900

Fixed assets, net.........................................     324,689        806,793      1,335,775       1,335,775
Marketing and distribution rights.........................          --             --      7,359,000      11,859,000
Deferred offering costs...................................          --             --      1,461,859       1,461,859
Other assets..............................................      33,015          3,298        131,586         131,586
                                                            ----------   ------------   ------------    ------------
    Total assets..........................................  $  780,543   $  2,370,979   $ 12,093,120    $ 16,593,120
                                                            ==========   ============   ============    ============

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
  COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of capital lease obligation.............  $   85,541   $    213,713   $    370,619    $    370,619
  Accounts payable........................................     610,495        572,687      1,974,144       1,974,144
  Accrued payroll.........................................      50,107        201,254        430,021         430,021
  Customer deposits.......................................          --             --        554,750         554,750
  Other accrued expenses..................................      81,349        228,880        631,446         631,446
  Deferred revenue........................................     462,029        344,820        931,511         931,511
                                                            ----------   ------------   ------------    ------------
    Total current liabilities.............................   1,289,521      1,561,354      4,892,491       4,892,491

Long-term portion of capital lease obligation.............      16,927        226,401        362,145         362,145
Note payable to related party.............................          --      2,000,000             --              --
Long-term note payable....................................          --      1,429,087      1,493,264       1,493,264
                                                            ----------   ------------   ------------    ------------
    Total liabilities.....................................   1,306,448      5,216,842      6,747,900       6,747,900
                                                            ----------   ------------   ------------    ------------

Redeemable convertible preferred stock (Note 4)...........   6,294,602      6,889,431     15,282,692              --
                                                            ----------   ------------   ------------    ------------

Common stock and other stockholders' equity (deficit):
  Common stock, $.01 par value;
    Authorized: 20,000,000 shares
    Issued and outstanding: 4,543,447 and 4,548,503 shares
      at December 31, 1997 and 1998, respectively and
      4,568,412 shares at September 30, 1999 (unaudited)
      actual; 12,598,968 shares at September 30, 1999 pro
      forma (unaudited)...................................      45,434         45,485         45,684         125,990
Additional paid-in capital................................     123,205        680,725     21,135,729      40,838,115
Accumulated deficit.......................................  (6,989,146)   (10,461,504)   (29,320,470)    (29,320,470)
Deferred compensation.....................................          --             --     (1,798,415)     (1,798,415)
                                                            ----------   ------------   ------------    ------------
    Total common stock and other stockholders' equity
      (deficit)...........................................  (6,820,507)    (9,735,294)    (9,937,472)      9,845,220
                                                            ----------   ------------   ------------    ------------
Commitments and contingencies (Note 9)....................
                                                            ----------   ------------   ------------    ------------
    Total liabilities, redeemable convertible preferred
      stock and common stock and other stockholders'
      equity (deficit)....................................  $  780,543   $  2,370,979   $ 12,093,120    $ 16,593,120
                                                            ==========   ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                             HEALTHGATE DATA CORP.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                              NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                ---------------------------------------   --------------------------
                                   1996          1997          1998          1998           1999
                                -----------   -----------   -----------   -----------   ------------
                                                                                 (UNAUDITED)
Revenue, including revenue
  from related parties of $0,
  $240,400, and $1,070,500, in
  1996, 1997 and 1998,
  respectively, and $805,600
  (unaudited) and $575,700
  (unaudited) in the nine
  months ended September 30,
  1998 and 1999,
  respectively................  $   408,244   $ 1,284,636   $ 2,434,124   $ 1,844,628   $  1,735,925
                                -----------   -----------   -----------   -----------   ------------
Cost and expenses:
  Cost of revenue.............      491,550       911,765     1,181,012       821,981      1,445,377
  Research and development....      980,373       890,577     1,450,106       896,666      3,053,095
  Sales and marketing.........    1,080,187     1,496,356     1,414,179     1,033,310      5,718,247
  General and
    administrative............      567,822       521,323       929,479       671,830      1,667,014
                                -----------   -----------   -----------   -----------   ------------
    Total costs and
      expenses................    3,119,932     3,820,021     4,974,776     3,423,787     11,883,733
                                -----------   -----------   -----------   -----------   ------------
  Loss from operations........   (2,711,688)   (2,535,385)   (2,540,652)   (1,579,159)   (10,147,808)
                                -----------   -----------   -----------   -----------   ------------

Interest expense, net.........      (14,497)       (5,773)     (327,100)     (181,737)      (323,162)
Other income (expense)........           --            --        (9,777)           --          5,265
                                -----------   -----------   -----------   -----------   ------------
    Net loss..................   (2,726,185)   (2,541,158)   (2,877,529)   (1,760,896)   (10,465,705)
Preferred stock dividends and
  accretion of preferred stock
  to redemption value.........     (263,641)     (539,644)     (594,829)     (446,121)    (8,393,261)
                                -----------   -----------   -----------   -----------   ------------
    Net loss attributable to
      common stockholders.....  $(2,989,826)  $(3,080,802)  $(3,472,358)  $(2,207,017)  $(18,858,966)
                                ===========   ===========   ===========   ===========   ============

Basic and diluted net loss per
  share attributable to common
  stockholders................  $      (.66)  $      (.68)  $      (.76)  $      (.49)  $      (4.14)

Shares used in computing basic
  and diluted net loss per
  share attributable to common
  stockholders................    4,543,399     4,543,447     4,547,559     4,546,916      4,558,567

Unaudited pro forma basic and
  diluted net loss per
  share.......................                              $      (.31)                $       (.95)

Shares used in computing
  unaudited pro forma basic
  and diluted net loss per
  share.......................                                9,219,587                   10,967,845

   The accompanying notes are an integral part of these financial statements.

                             HEALTHGATE DATA CORP.

             CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCK AND
                          OTHER STOCKHOLDERS' DEFICIT

                                                                                                          TOTAL COMMON
                                         COMMON STOCK        ADDITIONAL                                  STOCK AND OTHER
                                     ---------------------     PAID-IN     ACCUMULATED      DEFERRED      STOCKHOLDERS'
                                      SHARES     PAR VALUE     CAPITAL       DEFICIT      COMPENSATION       DEFICIT
                                     ---------   ---------   -----------   ------------   ------------   ---------------
Balance, December 31, 1995.........  4,543,249    $45,432    $   123,055   $   (918,518)  $    (6,524)    $   (756,555)
  Compensation relating to grants
    of stock options...............                                                             6,524            6,524
  Exercise of common stock
    options........................        198          2            150                                           152
  Accrual of cumulative dividends
    on redeemable convertible
    preferred stock and accretion
    to redemption value............                                            (263,641)                      (263,641)
  Net loss.........................                                          (2,726,185)                    (2,726,185)
                                     ---------    -------    -----------   ------------   -----------     ------------
Balance, December 31, 1996.........  4,543,447     45,434        123,205     (3,908,344)           --       (3,739,705)
  Accrual of cumulative dividends
    on redeemable convertible
    preferred stock and accretion
    to redemption value............                                            (539,644)                      (539,644)
  Net loss.........................                                          (2,541,158)                    (2,541,158)
                                     ---------    -------    -----------   ------------   -----------     ------------
Balance, December 31, 1997.........  4,543,447     45,434        123,205     (6,989,146)           --       (6,820,507)
  Exercise of common stock
    options........................      5,056         51          3,520                                         3,571
  Issuance of common stock
    warrants.......................                              554,000                                       554,000
  Accrual of cumulative dividends
    on redeemable convertible
    preferred stock and accretion
    to redemption value............                                            (594,829)                      (594,829)
  Net loss.........................                                          (2,877,529)                    (2,877,529)
                                     ---------    -------    -----------   ------------   -----------     ------------
Balance, December 31, 1998.........  4,548,503     45,485        680,725    (10,461,504)           --       (9,735,294)
  Deferred compensation relating to
    grants of stock options
    (unaudited)....................                            2,307,246                   (2,307,246)              --
  Compensation relating to grants
    of stock options (unaudited)...                                                           508,831          508,831
  Exercise of common stock options
    (unaudited)....................     19,909        199          9,184                                         9,383
  Series E preferred stock
    beneficial conversion feature
    (Note 4) (unaudited)...........                            7,638,574                                     7,638,574
  Issuance of common stock warrants
    (unaudited)....................                           10,500,000                                    10,500,000
  Accrual of cumulative dividends
    on redeemable convertible
    preferred stock and accretion
    to redemption value
    (unaudited)....................                                          (8,393,261)                    (8,393,261)
  Net loss (unaudited).............                                         (10,465,705)                   (10,465,705)
                                     ---------    -------    -----------   ------------   -----------     ------------
Balance, September 30, 1999
  (unaudited)......................  4,568,412    $45,684    $21,135,729   $(29,320,470)  $(1,798,415)    $ (9,937,472)
                                     =========    =======    ===========   ============   ===========     ============

   The accompanying notes are an integral part of these financial statements.

                             HEALTHGATE DATA CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                      NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                        ---------------------------------------   --------------------------
                                           1996          1997          1998          1998           1999
                                        -----------   -----------   -----------   -----------   ------------
                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net loss............................  $(2,726,185)  $(2,541,158)  $(2,877,529)  $(1,760,896)  $(10,465,705)
  Adjustments to reconcile net loss to
    net cash used in operating
    activities:
    Depreciation and amortization.....      197,900       356,791       416,897       288,523      3,407,569
    Compensation expense related to
      stock options...................        6,524            --            --            --        508,831
    Other.............................           --            --         9,777            --          1,270
    Changes in assets and liabilities:
      Accounts receivable.............      (63,144)     (228,010)      (70,361)      (77,256)      (320,757)
      Unbilled accounts receivable....           --            --       (12,386)           --        (55,556)
      Prepaid expenses and other
        current assets................      (24,684)      (47,349)     (123,516)      (55,693)       (20,788)
      Deferred offering costs.........           --            --            --            --     (1,461,859)
      Other assets....................        1,870        (1,357)       29,717        16,894       (128,288)
      Accounts payable................      321,066       186,801       (37,808)     (240,440)     1,401,457
      Accrued payroll.................      (12,895)       35,091       151,147       169,592        228,767
      Customer deposits...............           --            --            --            --        554,750
      Other accrued expenses..........       (1,433)       36,722       147,531        (2,277)       402,566
      Deferred revenue................       16,603       445,426      (117,209)     (151,176)       586,691
                                        -----------   -----------   -----------   -----------   ------------
        Net cash used in operating
           activities.................   (2,284,378)   (1,757,043)   (2,483,740)   (1,812,729)    (5,361,052)
                                        -----------   -----------   -----------   -----------   ------------

Cash flows from investing activities:
  Purchases of fixed assets...........     (152,824)     (124,801)     (277,538)     (235,486)      (410,429)
                                        -----------   -----------   -----------   -----------   ------------
Net cash used in investing
  activities..........................     (152,824)     (124,801)     (277,538)     (235,486)      (410,429)

Cash flows from financing activities:
  Proceeds (payments) of capital lease
    obligations.......................     (165,793)     (237,190)     (239,785)     (176,883)      (229,565)
  Proceeds from issuance of preferred
    and common stock, net of issuance
    costs.............................    3,653,901       992,353         3,571            --      5,847,957
  Proceeds from notes payable and
    warrants..........................           --            --     3,929,278     3,929,278             --
                                        -----------   -----------   -----------   -----------   ------------
        Net cash provided by financing
           activities.................    3,488,108       755,163     3,693,064     3,752,395      5,618,392
                                        -----------   -----------   -----------   -----------   ------------
Net increase (decrease) in cash and
  cash equivalents....................    1,050,906    (1,126,681)      931,786     1,704,180       (153,089)
Cash and cash equivalents, beginning
  of period...........................      104,820     1,155,726        29,045        29,045        960,831
                                        -----------   -----------   -----------   -----------   ------------
Cash and cash equivalents, end of
  period..............................  $ 1,155,726   $    29,045   $   960,831   $ 1,733,225   $    807,742
                                        ===========   ===========   ===========   ===========   ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
HealthGate paid cash for interest of approximately $24,000, $28,000 and $242,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $152,000 (unaudited) and $439,000 (unaudited) for the nine months ended September 30, 1998 and 1999, respectively.

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
HealthGate entered into capital leases for certain computer equipment totaling approximately $87,000, $71,000 and $577,000 during the years ended December 31, 1996, 1997 and 1998, respectively, and $503,000 (unaudited) and $523,000
(unaudited) during the nine months ended September 30, 1998 and 1999, respectively.

In connection with the issuance of the Series E redeemable convertible preferred stock in April 1999, HealthGate issued a placement agent a warrant to purchase up to 21,654 shares of HealthGate common stock at an exercise price of $2.89 per share. A value of $200,000 was ascribed to the warrant. Also in April 1999, a $2,000,000 convertible note payable to a related party was converted into 174,729 shares of HealthGate's Series E redeemable convertible preferred stock (Note 3).

In June 1999, HealthGate issued a warrant to a related party in connection with a development and distribution agreement. The fair value of the warrant of $10,300,000 was recorded as marketing and distribution rights, and will be amortized as a sales and marketing expense on a straight-line basis over the one year contractual term of the related development and distribution agreement (Note 5).

   The accompanying notes are an integral part of these financial statements.

                             HEALTHGATE DATA CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    HealthGate Data Corp. ("HealthGate") is an Internet provider of healthcare information designed to help physicians and other healthcare professionals, patients and health-conscious consumers make better-informed healthcare decisions. HealthGate was incorporated in the State of Delaware on February 8, 1994.

    HealthGate is subject to risks and uncertainties common to growing technology-based companies, including rapid technological developments, reliance on continued development and acceptance of the Internet, intense competition and a limited operating history.

    HealthGate has sustained losses and negative cash flows from its operations since inception. These matters raise substantial doubt about HealthGate's ability to continue as a going concern for at least the next twelve months. Management currently intends to raise financing through a firm commitment underwritten initial public offering, the proceeds of which are expected to exceed cash requirements for the next twelve months. If the initial public offering is not successfully completed, management intends to obtain alternative financing through the private placement of debt or equity, and reduce expenditures so as to minimize requirements for additional financial resources. Management believes that, if this offering is not completed, HealthGate will be able to successfully execute its alternative plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    Significant accounting polices followed in the preparation of the financial statements are as follows:

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of HealthGate and its wholly-owned subsidiary, HealthGate Europe Limited. All material intercompany balances and transactions have been eliminated.

TRANSLATION OF FOREIGN CURRENCIES

    The functional currency of HealthGate's foreign subsidiary is the local currency. Adjustments resulting from the translation of the financial statements of HealthGate's subsidiary into U.S. dollars, and foreign currency transaction gains and losses included in the results of operations, have not been significant.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

    HealthGate considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. HealthGate invests its excess cash in money market funds backed by U.S. Government securities, U.S. Treasury securities and commercial paper which are subject to minimal credit and market risk. HealthGate's cash equivalents are classified as available for sale and recorded at amortized cost, which approximates fair value. HealthGate's marketable securities are classified as held-to-maturity and recorded at amortized cost, which approximates fair value.

REVENUE RECOGNITION

    HealthGate derives revenue primarily from user subscriptions and transaction based fees, Web site development and hosting arrangements, content syndication arrangements and the sale of advertising

                             HEALTHGATE DATA CORP.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and sponsorships under short-term contracts. Revenue from user subscriptions is recognized ratably over the subscription period, and revenue from usage fees is recognized when the service is provided. Revenue from Web site development and hosting arrangements and content syndication arrangements is recognized ratably over the terms of the underlying agreements between HealthGate, the customer and, if applicable, HealthGate's authorized reseller, which generally range from one to three years. For any arrangement in which HealthGate guarantees advertising commissions to the customer, HealthGate records fees paid by the customer as a customer deposit, up to the amount of the applicable guarantee. Payments made to customers under these guarantees are recorded as reductions of the related customer deposit. The excess of the fee paid by the customer to HealthGate over guaranteed advertising and sponsorship commissions, if any, is recognized as revenue ratably over the term of the underlying agreement. For those arrangements in which HealthGate guarantees advertising and sponsorship commissions in excess of the fees paid by the customer, the excess is recorded as expense upon signing the agreement. For arrangements in which HealthGate sells through a reseller, HealthGate does not recognize any revenue until an agreement has been finalized between HealthGate, its customer and its authorized reseller and Web site has been delivered.

    Advertising revenue is derived principally from short-term advertising contracts, in which HealthGate typically guarantees a minimum number of impressions to be delivered to users over a specified period of time for a fixed fee. Advertising revenue is recognized in the period in which the advertisement is displayed, at the lesser of the ratio of impressions delivered over total guaranteed impressions or a straight line basis over the term of the contract, provided that no significant HealthGate obligations remain. To the extent that minimum guaranteed impressions are not met, HealthGate defers recognition of the corresponding revenue until the guaranteed impressions are delivered. Sponsorship revenue is recognized ratably over the terms of the applicable agreements, which generally range from one to six months.

    Advertising and sponsorship revenue also includes barter revenue, which represents an exchange by HealthGate of advertising space on HealthGate's Web sites for reciprocal advertising space on other Web sites. Revenue from advertising barter transactions is recognized during the period in which the advertisements are displayed by HealthGate. Barter transactions are recorded at the estimated fair value of the advertisements provided, unless the fair value of the advertisments received is more evident. Barter expenses are recognized when HealthGate's advertisements are run on the reciprocal Web sites, which is typically in the same period as when the advertisements are run on HealthGate's Web sites. Barter expenses are included in sales and marketing expenses. During the years ended December 31, 1996, 1997 and 1998, revenue from barter transactions was $125,000, $607,196 and $435,889, respectively. During the nine months ended September 30, 1998 and 1999, revenue from barter transactions was $350,192 and $72,538, respectively.

    Revenue from a research arrangement was recognized pursuant to the agreement as the related work was performed. During the year ended December 31, 1996, total revenue recognized and costs incurred under this arrangement were $87,171 and $81,442, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of HealthGate's financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable, approximate their fair values at December 31, 1997 and 1998.

                             HEALTHGATE DATA CORP.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments which potentially expose HealthGate to concentrations of credit risk consist primarily of trade accounts receivable. To minimize risk, ongoing credit evaluations of customers' financial condition are performed, although collateral generally is not required. At December 31, 1997, one customer accounted for 63% of gross accounts receivable. At December 31, 1998, two customers accounted for 20% and 11% of gross accounts receivable, and a related party accounted for 42% of gross accounts receivable. At September 30, 1999, one customer accounted for 37% of gross accounts receivable. For the year ended December 31, 1996, two customers accounted for 15% and 11% of total revenue, and revenue from a research arrangement accounted for 21% of total revenue. For the year ended December 31, 1997, one customer accounted for 19% of total revenue, and a related party accounted for 18% of total revenue. For the year ended December 31, 1998, one customer accounted for 18% of total revenue and a related party accounted for 44% of total revenue. For the nine months ended September 30, 1998, one customer accounted for 18% of total revenue and a related party accounted for 44% of total revenue. For the nine months ended September 30, 1999, one customer accounted for 12% of total revenue and a related party accounted for 33% of total revenue.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

    Costs incurred in the research and development of HealthGate's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility (as defined by Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed") and capitalized thereafter if material to HealthGate's financial position or results of operations. Costs eligible for capitalization have been insignificant to date and, accordingly, no amounts have been capitalized.

FIXED ASSETS

    Fixed assets are recorded at cost and depreciated over their estimated useful lives, generally one to three years, using the straight-line method. Fixed assets held under capital leases which involve a transfer of ownership are amortized over the estimated useful life of the asset. Other fixed assets held under capital leases are amortized over the shorter of the lease term or the estimated useful life of the related asset. Repairs and maintenance costs are expensed as incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    HealthGate accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of HealthGate's common stock at the date of grant. HealthGate has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes only (Note 5). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS
No. 123 and related interpretations.

                             HEALTHGATE DATA CORP.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) ADVERTISING COSTS

    Advertising costs are charged to operations as incurred. Advertising costs were approximately $410,000, $790,000, $456,000, $370,000, and $223,000 in the
years ended December 31, 1996, 1997 and 1998 and nine months ended
September 30, 1998 and 1999, respectively, of which approximately $115,000, $617,000, $418,000, $332,000 and $73,000, respectively, related to barter transactions.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED PRO FORMA BALANCE SHEET

    The unaudited pro forma balance sheet at September 30, 1999 gives effect to the issuance of 500,000 shares of common stock to Snap in November 1999 (Note
11). Upon the closing of HealthGate's anticipated initial public offering, all shares of redeemable convertible preferred stock outstanding at September 30, 1999 (Note 4) will automatically convert into 7,530,556 shares of common stock. This conversion has been reflected in the unaudited pro forma balance sheet as of September 30, 1999.

UNAUDITED INTERIM FINANCIAL DATA AND RESTATEMENT OF THE THREE MONTHS ENDED
  MARCH 31, 1999

    The interim financial data for the nine months ended September 30, 1998 and 1999 have been derived from unaudited financial statements of HealthGate. Management believes HealthGate's unaudited financial statements have been prepared on the same basis as the audited financial statements.

    During the three months ended March 31, 1999, HealthGate recognized services revenue of $82,000 related to two Web site development and hosting arrangements. During the second quarter of 1999, it was learned that certain material terms related to advertising and sponsorship commissions guaranteed to the customers of these sites had not been finalized at March 31, 1999. Accordingly, HealthGate has restated its results of operations for the three months ended March 31, 1999 to reverse the $82,000 of services revenue related to these sites. These amounts were recorded as customer deposits. In the opinion of management, all adjustments necessary to revise the quarterly financial statements have been recorded.

                             HEALTHGATE DATA CORP.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Below is a summary of HealthGate's results of operations for the three months ended March 31, 1999:

                                                            THREE MONTHS ENDED
                                                              MARCH 31, 1999
                                                            ------------------
                                                               (UNAUDITED)
As previously reported:

Revenue...................................................     $   614,805
Loss from operations......................................      (1,462,147)
Net loss..................................................      (1,620,193)
Net loss attributable to common stockholders..............      (1,768,900)
Basic and diluted net loss per share attributable to
  common stockholders.....................................     $      (.39)
Pro forma basic and diluted net loss per share............     $      (.18)

As restated:

Revenue...................................................     $   532,805
Loss from operations......................................      (1,544,147)
Net loss..................................................      (1,702,193)
Net loss attributable to common stockholders..............      (1,850,900)
Basic and diluted net loss per share attributable to
  common stockholders.....................................     $      (.41)
Pro forma basic and diluted net loss per share............     $      (.18)

ACTUAL AND UNAUDITED PRO FORMA NET LOSS PER SHARE

    Net loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock and exercise of stock options and warrants are anti-dilutive for all periods presented. Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of preferred stock into common shares, as if the shares had converted immediately upon their issuance.

COMPREHENSIVE INCOME

    HealthGate adopted SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. This statement requires a full set of general purpose financial statements to be expanded to include the reporting of "comprehensive income." Comprehensive income is comprised of two components, net income and other comprehensive income. During the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, HealthGate had no items qualifying as other comprehensive income; accordingly, the adoption of SFAS No. 130 had no impact on HealthGate's financial statements.

                             HEALTHGATE DATA CORP.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) SEGMENT REPORTING

    In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." This statement changes the way public business enterprises report segment information, including financial and descriptive information about their selected segment information in interim and annual financial statements. Under SFAS No. 131, operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 became effective for HealthGate's fiscal year ended December 31, 1998 and had no effect on HealthGate's financial position or results of operations. HealthGate operates in one segment, which is providing healthcare information and related information to institutions and individuals through the Internet.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. HealthGate does not expect SFAS No. 133 to have a material effect on its financial position or results of operations.

2. FIXED ASSETS

    Fixed assets consist of the following:

                                                                DECEMBER 31,
                                            USEFUL LIVES   -----------------------
                                              IN YEARS        1997         1998
                                            ------------   ----------   ----------
Computer equipment and software...........        3        $  295,384   $  473,842
Office equipment and fixtures.............        3            80,592      127,349
Computer equipment under capital lease....      1-3           549,228    1,126,659
                                                           ----------   ----------
                                                              925,204    1,727,850
                                                           ----------   ----------
Less--Accumulated depreciation and
  amortization............................                   (600,515)    (921,057)
                                                           ----------   ----------
                                                           $  324,689   $  806,793
                                                           ==========   ==========

    Depreciation and amortization expense on fixed assets was $197,900, $356,791 and $363,088 in 1996, 1997 and 1998, respectively, of which $132,055, $248,217 and $186,475 in 1996, 1997, and 1998, respectively, related to amortization of assets held under capital lease. Accumulated amortization on assets under capital lease was $417,961 and $604,436 at December 31, 1997 and 1998, respectively.

                             HEALTHGATE DATA CORP.

3. NOTES PAYABLE

    On March 26, 1998, HealthGate issued a $2,000,000 subordinated note payable (the "Note") with detachable warrants, for net cash proceeds of approximately $1,929,000. The Note bears interest at an annual rate of 13.0%, payable monthly. The principal amount is due on March 26, 2003, but may be prepaid without penalty. The Note is secured by substantially all of HealthGate's tangible and intangible assets, and limits HealthGate's ability to issue additional debt.

    In connection with the Note, HealthGate issued warrants to purchase 341,076 shares of its common stock at an exercise price per share of $.00005. Further, on December 31, 1998, HealthGate issued warrants to purchase an additional 114,816 shares at an exercise price of $.00005 per share, as HealthGate did not achieve a minimum 1998 revenue target defined in the agreement. Under the terms of the Note agreement, HealthGate will be required to issue warrants to purchase an additional 178,470 shares, 184,221 shares and 190,170 shares at an exercise price of $.00005 per share if the Note is outstanding on March 26, 2000, 2001 and 2002, respectively. The number of shares and exercise price of the issued and contingently issuable warrants are to be adjusted for certain dilutive and anti-dilutive events. The warrants are exercisable for a period of ten years from March 26, 1998. The terms of the warrant agreement place certain restrictions on the number of options, warrants and other convertible securities which HealthGate may issue. These restrictions will expire upon an initial public offering of HealthGate's common stock. HealthGate ascribed a value of $261,000 to the warrants issued in March 1998 and $293,000 to the warrants issued in December 1998, based on the fair value at the time of issuance. The amount which was ascribed to the warrants was recorded as additional paid-in capital and a discount from the face value of the Note. The discount is being amortized to interest expense over the life of the note using the effective interest method.

    On September 29, 1998, the Company issued a convertible note (the "Convertible Note") in the principal amount of $2,000,000 to an existing preferred stockholder. The Convertible Note bore interest at an annual rate of 12%, and was due on March 31, 1999. In April 1999, the Convertible Note was converted into 174,729 shares of the HealthGate's Series E redeemable convertible preferred stock (Note 4). Since the Convertible Note was converted into preferred stock in April 1999, it has been classified as long-term in HealthGate's balance sheet at December 31, 1998.

                             HEALTHGATE DATA CORP.

4. REDEEMABLE CONVERTIBLE PREFERRED STOCK

    A summary of redeemable convertible preferred stock activity for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999 is as follows:

                                            SERIES A               SERIES B                SERIES C                SERIES D
                                       -------------------   ---------------------   ---------------------   ---------------------
                                                  CARRYING               CARRYING                CARRYING                CARRYING
                                        SHARES     VALUE      SHARES      VALUE       SHARES      VALUE       SHARES      VALUE
                                       --------   --------   --------   ----------   --------   ----------   --------   ----------
Balance, December 31, 1995...........   1,000     $454,310      250     $  390,905       --     $       --       --     $       --
Issuance of Series B.................                           750      1,200,000
Issuance of Series C, net of issuance
    costs of $22,009.................                                                 1,000        977,991
Issuance of Series D, net of issuance
    costs of $24,242.................                                                                         1,000      1,475,758
Accrual of cumulative dividends and
    accretion to redemption value....              70,265                  136,971                  43,501                  12,904
                                        -----     --------    -----     ----------    -----     ----------    -----     ----------
Balance, December 31, 1996...........   1,000     524,575     1,000      1,727,876    1,000      1,021,492    1,000      1,488,662
Issuance of Series D, net of issuance
    costs of $8,147..................                                                                           667        992,353
Accrual of cumulative dividends and
    accretion to redemption value....              70,262                  163,637                 104,402                 201,343
                                        -----     --------    -----     ----------    -----     ----------    -----     ----------
Balance, December 31, 1997...........   1,000     594,837     1,000      1,891,513    1,000      1,125,894    1,667      2,682,358
Accrual of cumulative dividends and
    accretion to redemption value....              70,262                  163,637                 104,402                 256,528
                                        -----     --------    -----     ----------    -----     ----------    -----     ----------
Balance, December 31, 1998...........   1,000     665,099     1,000      2,055,150    1,000      1,230,296    1,667      2,938,886
Issuance of Series E, net of issuance
    costs of $611,426 and of a
    beneficial conversion feature of
    $7,638,574.......................
Accrual of cumulative dividends and
    accretion to redemption value....              52,701                  122,726                  78,300                 192,397
                                        -----     --------    -----     ----------    -----     ----------    -----     ----------
Balance at September 30, 1999........   1,000     $717,800    1,000     $2,177,876    1,000     $1,308,596    1,667     $3,131,283
                                        =====     ========    =====     ==========    =====     ==========    =====     ==========

                                             SERIES E
                                       ---------------------      TOTAL
                                                   CARRYING     CARRYING
                                        SHARES      VALUE         VALUE
                                       --------   ----------   -----------
Balance, December 31, 1995...........       --    $       --   $   845,215
Issuance of Series B.................                            1,200,000
Issuance of Series C, net of issuance
    costs of $22,009.................                              977,991
Issuance of Series D, net of issuance
    costs of $24,242.................                            1,475,758
Accrual of cumulative dividends and
    accretion to redemption value....                              263,641
                                       -------    ----------   -----------
Balance, December 31, 1996...........       --            --     4,762,605
Issuance of Series D, net of issuance
    costs of $8,147..................                              992,353
Accrual of cumulative dividends and
    accretion to redemption value....                              539,644
                                       -------    ----------   -----------
Balance, December 31, 1997...........       --            --     6,294,602
Accrual of cumulative dividends and
    accretion to redemption value....                              594,829
                                       -------    ----------   -----------
Balance, December 31, 1998...........       --            --     6,889,431
Issuance of Series E, net of issuance
    costs of $611,426 and of a
    beneficial conversion feature of
    $7,638,574.......................  720,757            --            --
Accrual of cumulative dividends and
    accretion to redemption value....              7,947,137     8,393,261
                                       -------    ----------   -----------
Balance at September 30, 1999........  720,757    $7,947,137   $15,282,692
                                       =======    ==========   ===========

CONVERSION

    Each preferred share is convertible into common stock at the option of the preferred stockholder or automatically upon the closing of an initial public offering of HealthGate's common stock in which proceeds from the public equal or exceed $10,000,000. The number of common shares to which a holder of the preferred stock is entitled upon conversion is based upon the conversion rates defined by HealthGate's Amended and Restated Certificate of Incorporation, (approximately 1,209.15 for 1, 1,584.02 for 1, 549.89 for 1 and 797.24 for 1 for
holders of Series A, B, C and D preferred stock, respectively, at December 31,
1998). At December 31, 1998, the outstanding preferred stock is convertible into a total of 4,672,034 common shares. The conversion rates are to be adjusted for certain dilutive and anti-dilutive events. HealthGate has reserved approximately 1,209,200, 1,584,100, 549,900 and 1,329,000 shares of common stock for the conversion of Series A, B, C and D preferred stock, respectively.

LIQUIDATION, DISSOLUTION OR WINDING UP OF HEALTHGATE

    In the event of any liquidation, dissolution or winding up of HealthGate, the holders of Series A, B, C and D preferred stock are entitled to receive, on a pro-rata basis, $500, $1,600, $1,000 and $1,500 per share, respectively, plus all accrued and unpaid dividends.

VOTING, REGISTRATION AND OTHER RIGHTS

    The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the

                             HEALTHGATE DATA CORP.

4. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) number of votes equal to the number of shares of common stock into which each Series A, B, C and D share is convertible at the time of such vote.

DIVIDENDS

    The holders of the Series A, B, C and D preferred stock are entitled to receive cumulative annual dividends in the amount of $50, $160, $100 and $150 per share, respectively, whether or not declared by the Board of Directors. These dividends are payable upon liquidation, dissolution or winding-up of HealthGate, or upon redemption of the respective preferred stock.

REDEMPTION

    On each of the fifth, sixth and seventh anniversaries of the applicable series closing date, HealthGate is required to redeem 33-1/3 percent of the Series A, B, C, D and E preferred stock at a redemption price equal to $500, $1,600, $1,000 and $1,500 per share, respectively, plus accrued and unpaid dividends through the redemption date.

    Required redemption amounts for each of the five years following
December 31, 1998, for the preferred stock, excluding any cumulative and unpaid dividends, are as follows:

                                                              REDEMPTION
                                                                AMOUNT
                                                              -----------
1999........................................................  $        --
2000........................................................      700,000
2001........................................................    1,866,833
2002........................................................    1,866,834
2003........................................................    1,166,833
Thereafter..................................................    8,250,000
                                                              -----------
                                                              $13,850,500
                                                              ===========

ISSUANCE OF PREFERRED STOCK

    In April 1999, HealthGate issued 546,028 shares of newly authorized Series E redeemable convertible preferred stock to GE Capital Equity Investments, Inc., an affiliate of General Electric Company (Note 5), for gross proceeds of $6,250,000. In connection with the issuance of the Series E preferred stock, HealthGate paid $300,000 of fees to a placement agent, paid other issue costs of $111,426, and issued the placement agent a warrant to purchase up to 21,654 shares of HealthGate common stock at an exercise price of $2.89 per share. The Company has ascribed a value to the warrant of $200,000. The placement fee, other issue costs and warrant value have been reflected as a reduction of the proceeds from the Series E preferred stock issuance. An additional 174,729 shares of Series E preferred stock were issued upon conversion of a convertible note (Note 3). The Series E preferred stock ranks senior in liquidation to other classes of preferred stock, and has certain veto rights. The Series E preferred stock accrues cumulative annual dividends at 7% of its liquidation value (initially $8,250,000). The dividends are compounded annually and, unless paid, are added to the Series E preferred stock liquidation value. The Series E preferred stock is convertible into a number of shares of common stock determined by dividing the liquidation value by a conversion price per share of $2.89. The conversion price is to be adjusted for certain dilutive events.

                             HEALTHGATE DATA CORP.

4. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    When issued, each share of Series E preferred stock was convertible into
3.966 shares of common stock, which represents a discount from the fair value of common stock on the date of the Series E issuance. The value attributable to this conversion right represents an incremental yield, or a beneficial conversion feature, which will be recognized as a return to the preferred stockholders. This amount, equal to the net proceeds from the Series E offering of approximately $7,639,000, which includes conversion of the convertible note, has been recorded as accretion of preferred stock to redemption value in the consolidated statement of operations in the period ended September 30, 1999, and represents a non-cash charge in the determination of net loss attributable to common stockholders.

5. COMMON STOCK AND OTHER STOCKHOLDERS' DEFICIT

COMMON STOCK

    Each share of common stock entitles the holder to one vote on all matters submitted to a vote of HealthGate's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to any preferential dividend rights of the preferred stockholders.

    A 50-for-1 split of HealthGate's common stock became effective on January 23, 1998. All shares of common stock, options, and warrants and per share amounts included in the accompanying financial statements have been adjusted to give retroactive effect to the stock split for all periods presented.

STOCK OPTION PLANS

    In June 1994, HealthGate adopted the HealthGate Data Corp. 1994 Stock Option Plan (the "1994 Plan") which provides for the granting of both incentive stock options and nonqualified options to employees, directors and consultants. The 1994 Plan, as amended, allows for a maximum of 2,577,900 options to purchase shares of common stock to be issued prior to December 2004. The exercise price of any incentive stock option granted under the 1994 Plan shall not be less than the fair market value of the stock on the date of grant, as determined in good faith by the Board of Directors, or less than 110% of the fair value in the case of optionees holding more than 10% of the total combined voting power of all classes of HealthGate's stock. Options granted under the 1994 Plan are exercisable for a period of not longer than ten years from the date of grant, or five years in the case of optionees holding more than 10% of the combined voting power of all classes of HealthGate's stock.

    HealthGate applies APB 25 and related interpretations in accounting for employee and director options granted under the 1994 Plan. Since inception (February 8, 1994) through December 31, 1998, no compensation expense has been recognized for options granted to employees under this plan. During 1996 and 1997, HealthGate granted options to purchase 29,745 and 9,915 shares of common stock, respectively, to a member of its Board of Directors for consulting services rendered. The options vested during 1997 and 1998 as the consulting services were provided. The compensation expense related to these options was not significant. Had compensation cost attributable to the 1994 Plan and other options been determined based on the fair value of the options at the grant date, consistent with

                             HEALTHGATE DATA CORP.

5. COMMON STOCK AND OTHER STOCKHOLDERS' DEFICIT (CONTINUED) the provisions of FAS 123, HealthGate's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                                 YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                            1996          1997          1998
                                                         -----------   -----------   -----------
Net loss
  As reported..........................................  $(2,726,185)  $(2,541,158)  $(2,877,529)
  Pro forma............................................   (2,749,727)   (2,580,033)   (2,904,547)
Basic and diluted net loss per share attributable
  to common stockholders
  As reported..........................................  $      (.66)  $      (.68)  $      (.76)
  Pro forma............................................         (.66)         (.69)         (.77)

    Because the determination of the fair value of all options granted after HealthGate becomes a public entity will include an expected volatility factor, additional option grants are expected to be made subsequent to December 31, 1998, and most options vest over several years, the above pro forma effects are not necessarily indicative of the pro forma effects on future years.

    Under SFAS No. 123, the fair value of each employee option grant is estimated on the date of grant using the Black-Scholes option pricing model to apply the minimum value method with the following weighted-average assumptions used for grants made during the following periods:

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1996        1997        1998
                                                              --------    --------    --------
Expected option term (years)................................       4           4           4
Risk-free interest rate.....................................   5.70%       6.16%       5.29%
Expected volatility.........................................    0.0%        0.0%        0.0%
Dividend yield..............................................    0.0%        0.0%        0.0%

    A summary of the status of HealthGate's options as of December 31, 1996, 1997 and 1998 and changes during the periods then ended are presented below:

                                                                           YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------------------------------------
                                                        1996                         1997                         1998
                                             --------------------------   --------------------------   --------------------------
                                                           WEIGHTED-                    WEIGHTED-                    WEIGHTED-
                                                            AVERAGE                      AVERAGE                      AVERAGE
                                              SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                                             ---------   --------------   ---------   --------------   ---------   --------------
Outstanding at beginning of
  period...................................    593,313       $  .23         921,500        $ .58       1,310,564        $ .45
Granted....................................    525,495         1.16         611,755          .47         826,911         1.46
Exercised..................................       (198)         .70              --           --          (5,056)         .70
Canceled...................................   (197,110)        1.08        (222,691)        1.02        (418,314)         .31
                                             ---------       ------       ---------        -----       ---------        -----
Outstanding at end of period...............    921,500       $  .58       1,310,564        $ .45       1,714,105        $ .97
                                             =========       ======       =========        =====       =========        =====
Options available for grant at end of
  period...................................    488,611                      496,147                       87,550
                                             =========                    =========                    =========
Options granted at fair value:
  Weighted average exercise price..........  $    1.16                    $     .47                    $    1.46
                                             =========                    =========                    =========
  Weighted average fair value..............  $     .23                    $     .10                    $     .05
                                             =========                    =========                    =========

                             HEALTHGATE DATA CORP.

5. COMMON STOCK AND OTHER STOCKHOLDERS' DEFICIT (CONTINUED)
    The following table summarizes information about stock options outstanding at December 31, 1998:

                                                   OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                           -----------------------------------   ------------------------------
                                           WEIGHTED-AVERAGE
         RANGE OF              NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
      EXERCISE PRICE         OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------------------  -----------   ----------------   ----------------   -----------   ----------------
under $.25.................     220,510          2.88              $ .03            220,510         $  .03
$.25--$.50.................     523,512          3.18                .48            311,133            .47
$.71--$.88.................     240,340          4.17                .76             22,210            .71
$1.16......................     194,334          3.68               1.16            186,402           1.16
$1.88......................     535,409          4.06               1.88             39,660           1.88
                              ---------                                           ---------
                              1,714,105                                             779,915
                              =========                                           =========

DEFERRED COMPENSATION

    During the nine months ended September 30, 1999, HealthGate granted stock options to purchase 382,806 shares of its common stock with exercise prices ranging from $.88 to $9.49 per share. HealthGate recorded compensation expense and deferred compensation relating to these options totaling approximately $509,000 and $2,307,000, respectively, representing the differences between the estimated fair market value of the common stock on the date of grant and the exercise price. Compensation related to options which vest over three years was recorded as a component of stockholders' deficit and is being amortized over the vesting periods of the related options.

ISSUANCE OF WARRANT TO RELATED PARTY

    On June 11, 1999, HealthGate entered into a development and distribution agreement with GE Medical Systems ("GEMS"), an operating division of General Electric Company and an affiliate of a Series E preferred stock investor
(Note 4). HealthGate believes that this agreement will benefit it through the association of the GE Medical Systems name with HealthGate in general, and its CHOICE product in particular, and through the efforts of GE Medical Systems to distribute both its standard CHOICE product and the GE Medical Systems enhanced versions of its CHOICE product. Therefore, in connection with this agreement, HealthGate issued to General Electric Company a warrant to purchase up to 1,189,800 shares of HealthGate's common stock at an exercise price per share of $9.49, which was adjusted on January 1, 2000 (Note 11). The warrant is immediately exercisable, and has a term of five years. In the event HealthGate issues common stock or other equity or debt instruments which are convertible into common stock for an amount less than the current exercise price of this warrant, then the exercise price and number of shares of this warrant will be further adjusted. These potential further adjustment provisions terminate upon the completion of a qualifying initial public offering, as described in the agreement. The fair value of this warrant was determined to be $10,300,000 using the Black-Scholes option pricing model, based on the following assumptions: 100% volatility, a term of 5 years, and an interest rate of 5.6%. The value of the warrant has been recorded as marketing and distribution rights, and will be amortized as a sales and marketing expense on a straight-line basis over the one year contractual term of the related development and distribution agreement. During the nine months ended September 30, 1999, amortization expense totaled $2,941,000.

                             HEALTHGATE DATA CORP.

6. INCOME TAXES

    Deferred tax assets are comprised of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1997         1998
                                                              ----------   ----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $2,303,707   $3,506,205
  Deferred compensation.....................................          --           --
  Marketing and distribution rights.........................          --           --
  Other.....................................................     247,946      259,980
                                                              ----------   ----------
Deferred tax assets.........................................   2,551,653    3,766,185
                                                              ----------   ----------

Deferred tax asset valuation allowance......................  (2,551,653)  (3,766,185)
                                                              ----------   ----------
                                                              $       --   $       --
                                                              ==========   ==========

    Realization of total deferred tax assets is dependent upon the generation of future taxable income. HealthGate has provided a valuation allowance for the full amount of its deferred tax assets, since realization of these future benefits is not sufficiently assured.

    Income taxes computed using the federal statutory income tax rate differs from HealthGate's effective tax primarily due to the following:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                            -----------------------------------
                                                              1996        1997         1998
                                                            ---------   ---------   -----------
Income tax benefit at U.S. federal statutory tax rate.....  $(954,165)  $(889,405)  $(1,007,135)
State taxes, net of federal tax impact....................   (166,591)   (152,211)     (170,165)
Other.....................................................     (5,688)    (32,083)      (37,232)
Change in valuation allowance.............................  1,126,444   1,073,699     1,214,532
                                                            ---------   ---------   -----------
  Provision for income taxes..............................  $      --   $      --   $        --
                                                            =========   =========   ===========

    At December 31, 1998, HealthGate has net operating loss carryforwards and research and development tax credit carryforwards of approximately $8,492,000 and $82,000, respectively, available for federal and foreign purposes to reduce future taxable income and future tax liabilities, respectively. If not utilized, these carryforwards will expire at various dates ranging from 2010 to 2018. Under the provisions of the Internal Revenue Code, certain substantial changes in HealthGate's ownership may have limited, or may limit in the future, the amount of net operating loss and research and development tax credit carryforwards which could be used annually to offset future taxable income and income tax liability. The amount of any annual limitation is determined based upon HealthGate's value prior to an ownership change.

7. 401(K) PLAN

    During 1996, HealthGate established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors.

                             HEALTHGATE DATA CORP.

7. 401(K) PLAN (CONTINUED)
There were no contributions made to the plan by HealthGate during the years ended December 31, 1996, 1997 or 1998 or during the nine months ended September 30, 1998 or 1999.

8. OTHER RELATED PARTY TRANSACTIONS

    Through December 1998, a stockholder of HealthGate was a partial owner of the building in which HealthGate leased office space. HealthGate incurred rental costs of approximately $58,000, $84,000 and $89,000 under this lease agreement during the years ended December 31, 1996, 1997 and 1998, respectively.

    In connection with the Series B preferred stock purchase agreement, HealthGate was required to use the services of the sole Series B investor for certain consulting work. During 1996, HealthGate incurred consulting costs with this investor totaling approximately $203,000. HealthGate also leases certain computer equipment from this investor under a noncancelable capital lease arrangement. Payments under this lease during the years ended December 31, 1996, 1997 and 1998 totaled approximately $90,900, $1,500 and $7,500, respectively.

    In May 1998, HealthGate purchased certain fixed assets from an employee in connection with total consideration of $70,000.

    In addition, during the nine months ended September 30, 1999, HealthGate paid a referral fee of $68,000 to a related party in connection with the addition of certain content sources.

9. COMMITMENTS AND CONTINGENCIES

    HealthGate leases all facilities under operating lease agreements and certain equipment under noncancelable capital lease agreements. Total rent expense under noncancelable operating leases was approximately $58,800, $84,100 and $89,900 for the years ended December 31, 1996, 1997 and 1998, respectively.

    The future minimum lease commitments under all noncancelable leases at December 31, 1998 are as follows:

                                                          OPERATING   CAPITAL
                                                           LEASES      LEASES
                                                          ---------   --------
1999....................................................  $390,112    $257,106
2000....................................................   265,083     214,298
2001....................................................        --      29,880
                                                          --------    --------
Total future payments...................................  $655,195     501,284
                                                          ========
Less--amount representing interest......................               (61,170)
                                                                      --------
Present value of minimum lease payments.................              $440,114
                                                                      ========

    As of September 30, 1999, HealthGate had outstanding commitments under capital leases of $890,000 and under operating leases for equipment and office space of $568,000.

    HealthGate has entered into agreements to license content for its services from various unrelated third parties. Future minimum license payments under these agreements as of September 30, 1999 totaled approximately $1,609,000, which includes annual payments of $500,000 for two years for a content development and distribution agreement with the New England Journal of Medicine.

                             HEALTHGATE DATA CORP.

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    On July 27, 1999, HealthGate received a letter alleging that HealthGate's Web site induces users to infringe a patent held by a company (the "Holder"). In lieu of pursuing a patent infringement claim against HealthGate, the Holder offered to provide HealthGate with a license for unlimited use of the patent for a one-time payment of between $50,000 and $150,000. HealthGate is currently investigating this matter. At this time, HealthGate is unable to predict its outcome.

10. GEOGRAPHIC AND SEGMENT INFORMATION

    HealthGate operates in one segment, which is providing healthcare and related information to institutions and individuals through the Internet. HealthGate's revenue from external customers was derived from the following:

                                                                       NINE MONTHS
                                                                          ENDED
                                      YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                 ----------------------------------   -------------
                                   1996        1997         1998          1999
                                 --------   ----------   ----------   -------------
                                                                       (UNAUDITED)
United States..................  $408,244   $1,259,886   $1,665,718     $1,107,793
Europe.........................        --       24,750      768,406        628,132
                                 --------   ----------   ----------     ----------
Total..........................  $408,244   $1,284,636   $2,434,124     $1,735,925
                                 ========   ==========   ==========     ==========

    Substantially all of HealthGate's long-lived assets were located in the United States for all periods presented.

11. SUBSEQUENT EVENTS

    On November 18, 1999, the Company's 1994 Stock Option Plan was amended to increase the number of shares available for grant to 3,599,997.

    In November 1999, HealthGate entered a marketing and reseller agreement with Columbia Information Systems. HealthGate believes that this agreement will benefit it through the general association of the Columbia Information Systems and Columbia/HCA names with HealthGate, through the right to make a first offer to provide services for adding additional content to the Columbia Information Systems health portal site and any Web sites owned or operated by Columbia/HCA or their controlled affiliates, and, among other things, through the efforts of Columbia Information Systems to distribute HealthGate products. In connection with this agreement, HealthGate issued a warrant to CIS Holdings, Inc., a related party, for the purchase of up to 1,941,035 shares of HealthGate's common stock. CIS Holdings, Inc. is an indirect, wholly-owned subsidiary Columbia/HCA Healthcare Corporation and an affiliate of Columbia Information Systems. The warrant has a term of three years, and will be exercisable on the earlier to occur of the consummation of HealthGate's initial public offering, a qualifying earlier private placement of securities or sale of HealthGate, or March 31, 2000. The exercise price per share will be equal to HealthGate's initial public offering price. If an initial public offering is not completed by March 31, 2000, the exercise price per share will be the common equivalent price per share received by HealthGate in its next qualifying private placement, as defined in the warrant agreement. If neither an initial public offering nor a qualifying private placement occur before March 31, 2000, the exercise price per share will be adjusted to $3.46 on March 31, 2000. In the event HealthGate issues common stock or other equity or debt instruments which are convertible into common stock for an amount less than the current exercise price, then the

                             HEALTHGATE DATA CORP.

11. SUBSEQUENT EVENTS (CONTINUED)
exercise price and number of shares of this warrant will be adjusted accordingly. These adjustment provisions will terminate upon the completion of an initial public offering. If HealthGate is sold prior to the consummation of its initial public offering or a qualifying private placement, the exercise price will be adjusted to $3.46 per share, effective with such sale. The value of this warrant will be recorded as marketing and distribution rights, and will be amortized as a sales and marketing expense on a straight-line basis over the three year contractual term of the related marketing and reseller agreement.

    In October 1999, HealthGate entered into a three-year strategic alliance agreement with Snap! LLC and Xoom.com, Inc. Under this agreement, Snap will provide various services to promote HealthGate's name, its www.healthgate.com Web site, its co-branded CHOICE Web sites and the products and services HealthGate offers. In exchange for the services provided to HealthGate by Snap during the first year of the agreement, HealthGate has agreed to pay Snap a minimum fee of $10,000,000 in cash, plus a $250,000 production and content integration fee and on November 3, 1999 issued 500,000 shares of HealthGate common stock to Snap. The value of these shares was determined to be $4,500,000 on the date issued. HealthGate has agreed to pay Snap minimum fees of $15,000,000 in cash in each of the second and third years of the agreement for the services provided to HealthGate by Snap in those years. HealthGate has also agreed to pay Snap up to an additional $5,000,000 in the first year, $10,000,000 in the second year and $15,000,000 in the third year of the agreement if Snap delivers more than certain minimum click-throughs to the co-branded Snap/HealthGate Web site in the respective years. Either Snap or HealthGate may terminate this agreement if the other party commits a material breach. If Snap terminates the agreement based on certain material breaches caused by HealthGate, HealthGate has agreed to continue to pay Snap 55% of all fees payable by HealthGate under the agreement for the remaining term of the agreement. If Snap terminates the agreement because HealthGate's registration statement filed with the Securities and Exchange Commission in connection with its contemplated initial public offering is not effective on or before February 28, 2000 or because HealthGate fails to issue to Snap the shares of common stock as provided in the agreement, HealthGate has agreed to enter into an agreement with Snap to purchase $450,000 of advertising impressions from Snap. Snap and Xoom.com are both wholly-owned by NBC Internet, Inc. National Broadcasting Company, a subsidiary of General Electric, owned, as of November 30, 1999, a 47.3% interest in NBC Internet.

    The Company effected a 3.966 for 1 stock split on December 23, 1999. All share and per share amounts presented have been restated to reflect the stock split.

    On January 1, 2000, the exercise price of the warrant issued to General Electric Company was adjusted from $9.49 to $3.46 per share (Note 5). As a result of the exercise price adjustment, the fair value of the warrant increased by approximately $1.2 million. This increase was calculated using the Black-Scholes option pricing model, based on an assumed common stock fair value per share of $9.00, 100% volatility, a term of 4.5 years and an interest rate of 5.94%. This incremental value will be amortized over the remaining term of the agreement.

               [THE INSIDE BACK COVER CONTAINS A DIAGRAM ENTITLED
 "HEALTHGATE-REGISTERED TRADEMARK-: THE GATEWAY TO HEALTH INFORMATION" SHOWING
    CONTENT SOURCES, THE HEALTHGATE NETWORK AND PROFESSIONALS, PATIENTS AND
                                  CONSUMERS.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,750,000 Shares

                                     [LOGO]

                                  Common Stock

                            ------------------------

                                   PROSPECTUS
                               ------------------

                                    SG COWEN
                          PRUDENTIAL VOLPE TECHNOLOGY
                        a unit of Prudential Securities
                            WARBURG DILLON READ LLC

                                January 25, 2000

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